FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 2, 2013

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Items

1.	Unaudited Condensed Consolidated Interim Financial Statements

2.	Discussion of Interim Financial Results as of and for the Three-Month Period Ended March 31, 2013

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: May 2, 2013	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU OPTRONICS CORP.
AND SUBSIDIARIES

Unaudited Condensed Consolidated Interim Financial Statements
March 31, 2013 and 2012

AU OPTRONICS CORP. AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

March 31, 2013 and December 31, March 31 and January 1, 2012
(Expressed in thousands of New Taiwan dollars)

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
Assets
Current assets:
Cash and cash equivalents (note 6)	$64,975,641	76,655,675	84,334,545	90,053,268
Financial assets measured at fair value through profit or loss－current (note 7)	408,049	23,621	30,896	85,621
Notes and accounts receivable, net (notes 10 and 32)	31,765,586	36,357,450	44,968,028	44,747,926
Receivables from related parties, net (notes 32 and 35)	7,079,258	6,191,079	5,397,759	6,783,605
Other receivables from related parties (note 35)	98,954	91,185	154,431	191,499
Current income tax assets	63,554	65,832	49,906	72,413
Inventories (note 11)	47,098,527	42,585,982	54,185,281	47,881,948
Other current financial assets (notes 6, 10 and 36)	5,179,108	2,385,526	4,009,809	2,083,478
Noncurrent assets held for sale (note 12)	-	116,390	-	-
Other current assets (note 16)	9,267,786	9,599,504	9,691,245	8,490,013
Total current assets	165,936,463	174,072,244	202,821,900	200,389,771
Noncurrent assets:
Financial assets measured at fair value through profit or loss－noncurrent (note 7)	-	66	250	175
Available-for-sale financial assets－noncurrent (notes 8 and 36)	233,080	235,134	307,310	436,774
Financial assets carried at cost－noncurrent (note 9)	1,447,968	1,341,890	1,416,297	1,487,795
Investments in equity-accounted investees (note 12)	14,374,856	13,819,181	15,707,120	15,921,825
Property, plant and equipment, net (notes 13, 35 and 36)	304,696,476	315,518,217	349,212,808	359,360,902
Investment property, net (notes 14, 22 and 36)	1,262,991	1,265,584	1,273,361	1,275,954
Intangible assets (note 15)	14,727,546	14,932,898	15,274,779	15,428,102
Deferred tax assets	17,178,042	17,193,187	16,605,562	15,886,432
Other noncurrent assets (notes 16 and 36)	4,340,931	4,037,990	4,155,122	4,583,524
	358,261,890	368,344,147	403,952,609	414,381,483
Total Assets	$524,198,353	542,416,391	606,774,509	614,771,254

(See accompanying notes to the unaudited condensed consolidated interim financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets, continued

March 31, 2013 and December 31, March 31 and January 1, 2012
(Expressed in thousands of New Taiwan dollars, except for par value)

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
Liabilities and Equity
Current liabilities:
Short-term borrowings (note 17)	$5,935,515	8,620,050	6,884,906	7,850,793
Financial liabilities measured at fair value through profit or loss－current (note 7)	316,712	804,001	258,207	17,523
Notes and accounts payable	67,356,432	65,695,688	61,099,319	65,244,893
Accounts payables to related parties (note 35)	16,284,933	15,814,928	16,656,114	17,454,179
Equipment and construction payable (note 35)	12,017,684	14,597,502	17,509,516	18,761,731
Other payables to related parties (note 35)	97,058	76,011	127,588	168,004
Current income tax liabilities	189,694	246,548	475,234	415,122
Provisions－current (note 21)	13,099,268	20,452,981	20,197,100	21,458,196
Other current liabilities (notes 12, 22 and 23)	19,300,895	20,423,425	21,219,429	25,816,231
Current installments of bonds payable (note 18)	-	-	3,535,003	3,564,383
Current installments of long-term borrowings (note 20)	48,667,410	45,490,589	44,378,668	42,868,289
Total current liabilities	183,265,601	192,221,723	192,341,084	203,619,344
Noncurrent liabilities:
Financial liabilities measured at fair value through profit or loss－noncurrent (note 7)	-	54,000	120,513	176,226
Hedging derivative financial liabilities－noncurrent (note 7)	43,639	58,547	140,401	198,360
Convertible bonds payable (note 19)	22,371,473	21,598,083	21,440,586	21,787,128
Long-term borrowings, excluding current installments (note 20)	139,493,491	147,417,823	174,934,196	156,088,780
Provisions －noncurrent (note 21)	8,672,982	8,658,360	1,124,525	1,183,461
Deferred tax liabilities	3,105,895	2,856,321	2,305,587	2,171,296
Other noncurrent liabilities (notes 12, 22 and 23)	7,264,362	8,034,722	8,741,284	9,446,800
	180,951,842	188,677,856	208,807,092	191,052,051
Total liabilities	364,217,443	380,899,579	401,148,176	394,671,395
Equity (notes 25 and 31)
Equity attributable to stockholders of AU Optronics Corp.:
Common stock, $10 par value	88,270,455	88,270,455	88,270,455	88,270,455
Capital surplus	112,821,297	112,515,983	114,987,788	114,987,788
Retained earnings (Accumulated deficits)	(57,864,666)	(54,671,048)	(15,158,619)	(1,252,192)
Other equity	2,553,152	1,338,810	1,261,906	2,223,044
	145,780,238	147,454,200	189,361,530	204,229,095
Non-controlling interests	14,200,672	14,062,612	16,264,803	15,870,764
Total equity	159,980,910	161,516,812	205,626,333	220,099,859
Total Liabilities and Equity	$524,198,353	542,416,391	606,774,509	614,771,254

(See accompanying notes to the unaudited condensed consolidated interim financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Comprehensive Income

For the three-month periods ended March 31, 2013 and 2012
(Expressed in thousands of New Taiwan dollars, except for earnings per share)

	For the three-month periods ended March 31,
	2013	2012

Net revenue (notes 27 and 35)	$94,244,179	81,101,650
Cost of sales (notes 11 and 35)	89,695,942	88,471,348
Gross profit (loss)	4,548,237	(7,369,698)
Operating expenses (note 37):
Selling	1,415,684	1,530,299
General and administrative	2,369,861	2,481,164
Research and development	2,124,086	2,308,636
	5,909,631	6,320,099
Operating loss	(1,361,394)	(13,689,797)
Non-operating income and gains (expenses and losses):
Other income (notes 28 and 35)	276,913	858,630
Other gains and losses (notes 7, 12 and 29)	(916,100)	171,458
Finance costs (note 30)	(1,280,470)	(1,415,489)
Share of income of equity-accounted investees (note 12)	75,661	45,134
	(1,843,996)	(340,267)
Loss before income taxes	(3,205,390)	(14,030,064)
Income tax expense (benefit) (note 24)	114,251	(248,520)
Net loss for the period	(3,319,641)	(13,781,544)
Other comprehensive income (loss) (notes 24, 25 and 31):
Foreign currency translation adjustments	1,634,726	(1,149,560)
Net change in fair value of available-for-sale financial assets	(1,310)	16,425
Effective portion of changes in fair value of cash flow hedges	14,908	57,835
Other comprehensive income resulted from equity-accounted investees	57,096	(189,820)
Less: Income tax expense (benefit) on other comprehensive income	248,222	(164,392)
Other comprehensive income (loss) for the period, net of taxes	1,457,198	(1,100,728)
Total comprehensive income (loss) for the period	$(1,862,443)	(14,882,272)
Net loss attributable to:
Stockholders of AU Optronics Corp.	$(3,173,479)	(13,590,055)
Non-controlling interests	(146,162)	(191,489)
Net loss for the period	$(3,319,641)	(13,781,544)
Total comprehensive income (loss) attributable to:
Stockholders of AU Optronics Corp.	$(1,959,160)	(14,551,443)
Non-controlling interests	96,717	(330,829)
Total comprehensive income (loss) for the period	$(1,862,443)	(14,882,272)
Earnings (loss) per share (note 26)
Basic EPS－net loss	$(0.36)	(1.54)

(See accompanying notes to the unaudited condensed consolidated interim financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Equity

For the three-month periods ended March 31, 2013 and 2012
(Expressed in thousands of New Taiwan dollars, and shares)

		Equity attributable to stockholders of AU Optronics Corp.
	Common stock			Retained earnings (Accumulated deficits)			Other equity
	Number of shares	Amount	Capital surplus	Legal reserve	Accumulated deficits	Subtotal	Foreign currency translation adjustments	Net change in fair value of available-for -sale financial assets	Effective portion of changes in fair value of cash flow hedges	Subtotal	Subtotal of equity attributable to stockholders of AU Optronics Corp.	Non-controlling interests	Total Equity

Balance at January 1, 2012	8,827,046	$88,270,455	114,987,788	15,875,372	(17,127,564)	(1,252,192)	2,408,853	(41,729)	(144,080)	2,223,044	204,229,095	15,870,764	220,099,859
Adjustments to retained earnings for changes in investees’ equity	-	-	-	-	(316,122)	(316,122)	-	-	-	-	(316,122)	(19,061)	(335,183)
Changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	743,929	743,929
Net loss for the period	-	-	-	-	(13,590,055)	(13,590,055)	-	-	-	-	(13,590,055)	(191,489)	(13,781,544)
Other comprehensive income (loss) for the period	-	-	-	-	(250)	(250)	(995,031)	(14,110)	48,003	(961,138)	(961,388)	(139,340)	(1,100,728)
Total comprehensive income (loss) for the period	-	-	-	-	(13,590,305)	(13,590,305)	(995,031)	(14,110)	48,003	(961,138)	(14,551,443)	(330,829)	(14,882,272)
Balance at March 31, 2012	8,827,046	$88,270,455	114,987,788	15,875,372	(31,033,991)	(15,158,619)	1,413,822	(55,839)	(96,077)	1,261,906	189,361,530	16,264,803	205,626,333
Balance at January 1, 2013	8,827,046	$88,270,455	112,515,983	-	(54,671,048)	(54,671,048)	1,350,763	15,449	(27,402)	1,338,810	147,454,200	14,062,612	161,516,812
Adjustments to capital surplus and retained earnings for changes in investees’ equity	-	-	305,314	-	(20,116)	(20,116)	-	-	-	-	285,198	41,216	326,414
Changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	127	127
Net loss for the period	-	-	-	-	(3,173,479)	(3,173,479)	-	-	-	-	(3,173,479)	(146,162)	(3,319,641)
Other comprehensive income (loss) for the period	-	-	-	-	(23)	(23)	1,216,977	(15,009)	12,374	1,214,342	1,214,319	242,879	1,457,198
Total comprehen-sive income (loss) for the period	-	-	-	-	(3,173,502)	(3,173,502)	1,216,977	(15,009)	12,374	1,214,342	(1,959,160)	96,717	(1,862,443)
Balance at March 31, 2013	8,827,046	$88,270,455	112,821,297	-	(57,864,666)	(57,864,666)	2,567,740	440	(15,028)	2,553,152	145,780,238	14,200,672	159,980,910

(See accompanying notes to the unaudited condensed consolidated interim financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2013 and 2012
(Expressed in thousands of Taiwan dollars)

	For the three-month periods ended March 31,
	2013	2012
Cash flows from operating activities:
Loss before income taxes	$(3,205,390)	(14,030,064)
Adjustments to reconcile loss before income taxes to net cash provided by (used in) operating activities:
Depreciation	16,513,734	19,768,002
Amortization	205,525	188,039
Interest expense	1,280,470	1,415,489
Interest income	(69,854)	(130,967)
Share of income of equity-accounted investees	(75,661)	(45,134)
Gains from disposal and write-off of property, plant and equipment	(2,989)	(70,124)
Gains on disposal of investment securities and others	(47,703)	(190,566)
Unrealized foreign currency exchange losses (gains)	1,180,007	(1,802,128)
Change in fair value of financial instruments	(925,652)	239,620
Difference between pension cost and contribution for the period	(33,293)	(19,292)
Subtotal of losses of non-cash activities	18,024,584	19,352,939
Change in operating assets and liabilities:
- notes and accounts receivable	5,262,521	(207,330)
- accounts receivable from related parties	(826,070)	1,422,915
- inventory	(4,699,325)	(6,250,886)
- other current assets	(2,951,914)	(2,203,230)
- deferred tax assets, net	(4,190)	(97,140)
- notes and accounts payable	295,562	(2,982,863)
- accounts payables to related parties	491,052	(838,480)
- provisions	(8,921,737)	(1,320,032)
- other current liabilities	(434,381)	(5,109,544)
- current income tax assets and liabilities	(10,111)	67,917
Subtotal of net changes in operating assets and liabilities	(11,798,593)	(17,518,673)
Subtotal of all adjustments	6,225,991	1,834,266
Cash provided by (used in) operating activities	3,020,601	(12,195,798)
Cash received from interest income	98,962	135,461
Cash paid for interest	(1,115,380)	(1,233,862)
Cash paid for income taxes	(141,280)	(59,835)
Net cash provided by (used in ) operating activities	1,862,903	(13,354,034)

Cash flows from investing activities:
Proceeds from disposal of available-for-sale financial assets	-	291,236
Acquisition of financial assets carried at cost	(135,167)	-
Proceeds from disposal of financial assets carried at cost	7,552	33,979
Acquisition of equity-accounted investees	-	(239,795)
Proceeds from disposal of equity-accounted investees	154,191	-
Cash increase resulting from acquisition of subsidiaries	-	30,626
Acquisition of property, plant and equipment	(7,462,746)	(14,426,744)
Proceeds from disposal of property, plant and equipment	54,345	15,654
Decrease (increase) in refundable deposits	159,840	(176,892)
Acquisition of intangible assets	-	(34,713)
Increase in other financial assets	(13,424)	(347,734)
Net cash used in investing activities	(7,235,409)	(14,854,383)

Cash flows from financing activities:
Decrease in short-term borrowings	(2,684,535)	(965,887)
Repayment of bonds payable	-	(24,232)
Proceeds from long-term borrowings	11,611,591	36,253,981
Repayment of long-term borrowings	(15,624,254)	(13,605,484)
Decrease in guarantee deposits	(154,484)	(23,007)
Proceeds from issuance of subsidiary shares to non-controlling interests and others	243,559	604,470
Net cash provided by (used in) financing activities	(6,608,123)	22,239,841
Effect of exchange rate change on cash held	300,595	249,853
Net decrease in cash and cash equivalents	(11,680,034)	(5,718,723)
Cash and cash equivalents at beginning of period	76,655,675	90,053,268
Cash and cash equivalents at end of period	$64,975,641	84,334,545

(See accompanying notes to the unaudited condensed consolidated interim financial statements)

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements
As of and for the three-month periods ended
March 31, 2013 and 2012
(Expressed in thousands of New Taiwan dollars, unless otherwise indicated)

1.	Organization

AU Optronics Corp. (“AUO”) was founded on August 12, 1996 and located in Hsinchu Science Park, Republic of China.  AUO’s main activities are the research, development, production and sale of thin film transistor liquid crystal displays (“TFT-LCDs”) and other flat panel displays used in a wide variety of applications.  AUO also engages in the production and sale of solar photovoltaic (PV) modules as well as solar cells.  AUO’s common shares have been publicly listed on the Taiwan Stock Exchange since September 2000, and its American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange since May 2002.

On September 1, 2001 and October 1, 2006, Unipac Optoelectronics Corp. and Quanta Display Inc. were merged with and into AUO, respectively. AUO is the surviving Company.

The condensed consolidated interim financial statements comprise the accounts of AUO and its subsidiaries (hereinafter referred to as “the Company”).

The consolidated financial statements of the Company as of and for the year ended December 31, 2012, which were prepared in conformity with generally accepted accounting principles in the  Republic of China  (“previous GAAP”), are available at Taiwan Stock Exchange Market Observation Post System and U.S. Securities and Exchange Commission website.

2.	Approval and procedures of the condensed consolidated interim financial statements

The condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on April 25, 2013.

3.	New standards and interpretations not adopted

(a)	New standards and interpretations endorsed by the Financial Supervisory Commissions, R.O.C. (“FSC”) but not yet in effective in Taiwan

International Accounting Standards Board (“IASB”) issued International Financial Reporting Standard 9 Financial Instruments (“IFRS 9”), which is effective on January 1, 2013. This standard had been endorsed by the FSC; however, the effective date in Taiwan has not been announced. In accordance with the rules by the FSC, early adoption is not permitted, and companies shall follow the guidance in accordance with the 2009 version of the International Accounting Standards 39 Financial instruments (“IAS 39”). At the adoption of this new standard, it is expected that there will be certain impacts on the classification and measurement of financial instruments in the condensed consolidated interim financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(b)	New standards and interpretations not yet endorsed by the FSC

A summary of the new standards and amendments issued by the IASB that may have an impact on the condensed consolidated interim financial statements, but not yet endorsed by the FSC and the effective date in Taiwan has not been announced:

Issue date	New standards or amendments	Description	Effective date per IASB

May 12, 2011 June 28, 2012
·  IFRS 10 Consolidated financial statements
·   IFRS 11 Joint arrangements
·   IFRS 12 Disclosure of interests in other entities
·   Amended IAS 27 Separate financial statements
·   Amended IAS 28 Investments in associates and joint ventures

·   On May 12, 2011, the IASB issued a series of standards and amendments related to consolidation, joint arrangements, and investments.
·   The new standards provide a single model in determining whether an entity has control over an investee (including special purpose entities), other than consolidation process, in which the original guidance and method applies. In addition, joint arrangements are separated into joint operations (concepts from joint controlled assets and joint controlled operations), and joint venture (concepts from jointly controlled entities), and the proportionate consolidation method was removed.
·   On June 28, 2012, issuance of amendments clarified the guidance over the transition period.
January 1, 2013
May 12, 2011	IFRS 13 Fair value measurement	The new standard replaced fair value measurement guidance in other standards, and consolidated as one single guidance.	January 1, 2013
June 16, 2011	Amended IAS 1 Presentation of financial statements	Items presented in other comprehensive income shall be based on whether they are potentially reclassifiable to profit or loss subsequently.	July 1, 2012

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

Issue date	New standards or amendments	Description	Effective date per IASB

June 16, 2011	Amended IAS 19 Employee benefits
The new amendment eliminates the corridor method and the option to recognize changes in the net defined benefit liability (asset) into profit or loss; in addition, it requires the immediate recognition of past service cost.
January 1, 2013

As the standards and amendments above have not been endorsed by the FSC, therefore, management of the Company is not able to assess the impact on the condensed consolidated interim financial statements at the time of adoption.

4.	Summary of Significant Accounting Policies

The significant accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out as below. The significant accounting policies have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise stated.

(a)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) endorsed by the FSC and do not include all of the information required for full annual consolidated financial statements prepared in accordance with the International Financial Reporting Standards, and all standards and interpretations issued by the IASB and the IFRS Interpretation Committee, endorsed by FSC on May 14, 2009 (hereinafter referred to as “TIFRS”).

These are the Company’s first condensed consolidated interim financial statements for part of the period covered by the first TIFRS annual financial statements and IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) has been applied. An explanation of how the transition to TIFRS from previous GAAP has affected the reported financial position, financial performance and cash flows of the Company is provided in note 40.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(b)	Basis of preparation

(1)	Basis of measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the condensed consolidated balance sheets:

i	Financial instruments measured at fair value through profit or loss are measured at fair value (including derivative financial instruments);
ii	Available-for-sale financial assets are measured at fair value;
iii	Hedging derivative financial instruments are measured at fair value; and
iv	The defined benefit asset (liability) is recognized as the net total of the plan assets, plus unrecognized past service cost and the present value of the defined benefit obligation.

(2)	Functional and presentation currency

The functional currency of the individual entities is determined based on the primary economic environment in which the entities operate. AUO’s primary activities are denominated in New Taiwan Dollar (NTD). Accordingly, NTD is AUO’s functional currency, which is also the Company’s presentation currency.

All financial information presented in NTD has been rounded to the nearest thousand, unless otherwise noted.

(c)	Basis of consolidation

(1)	Principle of preparation of the condensed consolidated interim financial statements

The condensed consolidated interim financial statements include the accounts of AUO and its subsidiaries.  The Company includes in its condensed consolidated interim financial statements the results of operations of all entities in which it has control over the financial and operating policies, irrespective of whether or not it has a majority shareholding in such entities. All significant inter-company balances and transactions are eliminated in the condensed consolidated interim financial statements.

The financial statements of subsidiaries are included in the condensed consolidated interim financial statements from the date that control commences until the date that control ceases. Income (losses) applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

Subsidiaries’ financial statements are adjusted to align the accounting policies with those of the Company.

Changes in the Company’s ownership interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The carrying amounts of the Company’s investment and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between such adjustment and the fair value of the consideration paid or received is recognized directly in equity and attributed to stockholders of AUO.

Upon the loss of control, the Company derecognizes the carrying amounts of the assets and liabilities of the subsidiary and non-controlling interests, including other comprehensive income related to the subsidiary. Any surplus or deficit arising from the loss of control is recognized in profit or loss. The gain or loss is measured as the difference between:

a.	The aggregate of:
(1)	The far value of the consideration received, and
(2)	The fair value of any retained non-controlling investment in the former subsidiary at the date when the Company losses control

b.	The aggregate of the carrying amount of the former subsidiary’s assets (including goodwill), liabilities and non-controlling interests at the date when the Company losses control.

(2)	List of subsidiaries in the condensed consolidated interim financial statements

The consolidated entities were as follows:

			Percentage of Ownership (%)
Name of Investor	Subsidiary	Main Activities and Location	2013.3.31	2012.12.31	2012.3.31	2012.1.1
AUO	AU Optronics (L) Corp. (AULB)	Holding and trading company (Malaysia)	100.00	100.00	100.00	100.00
AUO	Konly Venture Corp. (Konly)	Venture capital investment (Taiwan ROC)	100.00	100.00	100.00	100.00
AUO	Ronly Venture Corp. (Ronly)	Venture capital investment (Taiwan ROC)	100.00	100.00	100.00	100.00
AUO	Toppan CFI (Taiwan) Co., Ltd. (Toppan CFI)	Manufacturing and sale of color filters (Taiwan ROC)	49.00 (1)	49.00 (1)	49.00 (1)	49.00 (1)
AUO	Sungen Power Corporation (SGPC)	Solar power generation (Taiwan ROC)	100.00	100.00	100.00	－

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

			Percentage of Ownership (%)
Name of Investor	Subsidiary	Main Activities and Location	2013.3.31	2012.12.31	2012.3.31	2012.1.1
AUO, Konly and Ronly	BriView Corp. (BVTW)	Manufacturing, design and sale of TFT-LCD modules, TV set, backlight modules and related parts (Taiwan ROC)	68.86	68.86	68.86	68.86
AUO, Konly and Ronly	AUO Crystal Corp. (ACTW)	Design, manufacture and sale of the solar modules (Taiwan ROC)	90.84	90.84	86.40	86.40
Konly	Darshin Microelectronics Inc. (DSTW)	IC design and sales (Taiwan ROC)	66.68(2)	66.68(2)	66.68	66.67
ACTW	AUO Crystal (Malaysia) Sdn. Bhd. (ACMK)	Manufacturing and sale of single crystal silicon wafers (Malaysia)	100.00	100.00	100.00	100.00
ACTW	M. Setek Co., Ltd. (M. Setek)	Manufacturing of single crystal silicon wafers and ingots and sales of solar modules (Japan)	99.35	99.35	93.49	93.49
AULB	AU Optronics Corporation America (AUUS)	Sales and sales support in the United States (United States of America)	100.00	100.00	100.00	100.00
AULB	AU Optronics Corporation Japan (AUJP)	Sales and sales support in Japan (Japan)	100.00	100.00	100.00	100.00
AULB	AU Optronics Europe B.V. (AUNL)	Sales support in Europe (Holland)	100.00	100.00	100.00	100.00
AULB	AU Optronics Korea Ltd. (AUKR)	Sales support in South Korea (South Korea)	100.00	100.00	100.00	100.00
AULB	AU Optronics Singapore Pte. Ltd. (AUSG)	Holding company and sales support in South Asia (Singapore)	100.00	100.00	100.00	100.00
AULB	AU Optronics (Czech) s.r.o. (AUCZ)	Assembly of solar PV modules in the Czech Republic (Czech Republic)	100.00	100.00	100.00	100.00
AULB	AU Optronics (Shanghai) Co., Ltd. (AUSH)	Sales in the PRC (PRC)	100.00	100.00	100.00	100.00
AULB	AU Optronics (Xiamen) Corp. (AUXM)	Assembly of TFT-LCD modules in the PRC (PRC)	100.00	100.00	100.00	100.00

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

			Percentage of Ownership (%)
Name of Investor	Subsidiary	Main Activities and Location	2013.3.31	2012.12.31	2012.3.31	2012.1.1
AULB	AU Optronics (Suzhou) Corp., Ltd. (AUSZ)	Assembly of TFT-LCD modules in the PRC (PRC)	100.00	100.00	100.00	100.00
AULB	AU Optronics Manufacturing (Shanghai) Corp. (AUSJ)	Assembly of TFT-LCD modules in the PRC (PRC)	100.00	100.00	100.00	100.00
AULB	AU Optronics (Slovakia) s.r.o. (AUSK)	Manufacturing, assembly and repair of TFT-LCD panels and related parts in Slovakia Republic (Slovakia Republic)	100.00	100.00	100.00	100.00
AULB	AFPD Pte., Ltd. (AUST)	Manufacturing LCD panels based on low temperature polysilicon technology (Singapore)	100.00	100.00	100.00	100.00
AULB	BVCH Optronics (Sichuan) Corp.(BVCH)	Assembly and sale of TFT-LCD modules in the PRC (PRC)	51.00	51.00	51.00	51.00
AULB	Huizhou Bri-King Optronics Co., Ltd. (BKHZ)	Assembly and sale of TFT-LCD modules in the PRC (PRC)	51.00	51.00	51.00	51.00
AULB	AU Optronics (Kunshan) Co., Ltd. (AUKS)	Manufacturing, assembly and sale of TFT-LCD panels in the PRC (PRC)	49.00 (1)	49.00 (1)	49.00 (1)	49.00 (1)
AULB and BVTW	BriView (L) Corp. (BVLB)	Holding and trading company (Malaysia)	100.00	100.00	100.00	100.00
BVTW	Darwin Precisions (L) Corp. (DPLB)	Holding and trading company (Malaysia)	100.00	100.00	100.00	100.00
DPLB	Darwin Precisions (Hong Kong) Limited (DPHK)	Holding company (Hong Kong)	100.00	100.00	100.00	100.00

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

			Percentage of Ownership (%)
Name of Investor	Subsidiary	Main Activities and Location	2013.3.31	2012.12.31	2012.3.31	2012.1.1
DPHK	Darwin Precisions (Suzhou) Corp. (DPSZ)	Manufacturing, assembly, and sale of TFT-LCD modules backlight modules and related parts in the PRC (PRC)	100.00	100.00	100.00	100.00
DPHK	Darwin Precisions (Xiamen) Corp.(DPXM)	Manufacturing, assembly, and sale of TFT-LCD modules backlight modules and related parts in the PRC (PRC)	100.00	100.00	100.00	100.00
DPHK	Darwin Precisions (Chengdu) Corp. (DPCD)	Manufacturing, assembly, and sale of TFT-LCD modules backlight modules and related parts in the PRC (PRC)	100.00(3)	100.00(3)	100.00	100.00
DPHK	Darwin Precisions (Qingdao) Corp. (DPQD)	Manufacturing, assembly, and sale of TFT-LCD modules backlight modules and related parts in the PRC (PRC)	100.00(3)	100.00(3)	100.00	100.00
DPHK	Darwin Precisions (Dongguan) Corp. (DPDG)	Manufacturing, assembly, and sale of TFT-LCD modules backlight modules and related parts in the PRC (PRC)	100.00(3)	100.00(3)	100.00	100.00
BVLB	BriView (Kunshan) Co., Ltd. (BVKS)	Manufacturing and sale of liquid crystal products, TV set and related parts (PRC)	100.00	100.00	100.00	100.00
BVLB	BriView (Hefei) Co., Ltd. (BVHF)	Manufacturing and sale of liquid crystal products, TV set and related parts (PRC)	100.00	100.00	100.00	100.00
BVLB	BriView (Xiamen) Corp. (BVXM)	Manufacturing and sale of liquid crystal products, TV set and related parts (PRC)	100.00	100.00	100.00	100.00
AUSG	AUO Energy (Suzhou) Corp. (AESZ)	Design, manufacture and sale of solar modules (PRC)	－	－	100.00	100.00(3)

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

			Percentage of Ownership (%)
Name of Investor	Subsidiary	Main Activities and Location	2013.3.31	2012.12.31	2012.3.31	2012.1.1
AUSG	AUO Energy (Tianjin) Corp. (AETJ)	Design, manufacture and sale of solar modules (PRC)	100.00	100.00	100.00	100.00
AUSG	AUO Green Energy America Corp. (AEUS)	Holding company and sale of solar products in America (United States of America)	100.00	100.00	100.00	100.00
AUSG	AUO Green Energy Europe B.V. (AENL)	Holding company and sales support in Europe (Holland)	100.00	100.00	100.00	100.00
AENL	AUO Green Energy Germany Gmbh (AEDE)	Sales support in Europe (Germany)	100.00	100.00	100.00	100.00

(1)
AUO is able to exercise control over the operating, financial and personnel policies of Toppan CFI and AUKS, although it does not own more than 50% ownership interests. As a result, Toppan CFI and AUKS are included in AUO’s consolidated financial statements.

(2)	DSTW decided to commence liquidation and the dissolution date was March 4, 2013. As of March 31, 2013, the liquidation process is still in progress.

(3)
AESZ, DPDG, DPQD and DPCD’s board of directors made a resolution in October, 2011, and February, July, October 2012, respectively, to commence liquidation to conform to the Company’s business plan. Except that AESZ completed its liquidation in November 2012, the others’ liquidation processes are still in progress.

(d)	Foreign currency

(1)	Foreign currency transaction

Transactions in foreign currencies are translated to the respective functional currencies of the individual entities of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the original transaction.

Foreign currency differences arising from settlement or retranslation of monetary assets and liabilities are recognized in profit or loss, except for the following differences which are recognized in other comprehensive income:

•	available-for-sale equity investments;
•	qualifying cash flow hedges.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(2)	Foreign operations

The assets and liabilities of foreign operations are translated to the Company’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Company’s functional currency at average rate, unless exchange rates fluctuate significantly. In that case, exchange rates at the date of the transaction are used. Foreign currency differences are recognized in other comprehensive income, and presented in the foreign currency translation adjustments in equity.

(e)	Classification of current and non-current assets and liabilities

An asset is classified as current when:
i	The asset expects to realize, or intends to sell or consume, in its normal operating cycle;
ii	The asset primarily held for the purpose of trading;
iii	The asset expected to realize within twelve months after the reporting date; or
iv	Cash and cash equivalent (as defined in IAS 7) unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting date.

All other assets are classified as non-current.

A liability is classified as current when:
i	The liability expects to settle in its normal operating cycle;
ii	The liability primarily held for the purpose of trading;
iii	The liability is due to be settled within twelve months after the reporting date; or
iv
The Company does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments, do not affect its classification.

All other liabilities are classified as noncurrent.

(f)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, demand deposits and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value. Deposits with maturities of more than three months are classified as other financial assets.

(g)	Financial Instruments

Financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instruments.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(1)	Financial assets

The Company classifies financial assets into the following categories: financial assets measured at fair value through profit or loss, receivables and available-for-sale financial assets.

(i)	Financial assets measured at fair value through profit or loss

The Company has certain financial assets classified in this category as held-for-trading for the purpose of hedging exposure to foreign exchange and interest rate risks arising from operating and financing activities.  When a derivative financial instrument is not effective as a hedge, the Company accounts for it as a financial asset measured at fair value through profit or loss. See note 4 (g)(3) derivative financial instruments and hedge accounting for further explanation.

(ii)	Available-for sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified receivables or financial assets measured at fair value through profit or loss. Available-for-sale financial assets are recognized initially at fair value, plus, any directly attributable transaction cost. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences, are recognized in other comprehensive income and presented in net change in fair value of available-for-sale financial assets in equity. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to profit or loss, and is included in other gains and losses in the condensed consolidated statements of comprehensive income. A regular way purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting.

Investments in equity instruments that do not have a quoted market price in an active market, and whose fair value cannot be reliably measured, are carried at their cost less any impairment losses, and are presented in financial assets carried at cost in the condensed consolidated balance sheets.

Cash dividends are recognized as investment income upon a resolution of stockholders of an investee. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

(iii)	Receivables

Receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Receivables comprise trade receivables and other receivables. Such assets are recognized initially at fair value, plus, any directly attributable transaction costs.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(iv)	Impairment of financial assets

A financial asset not measured at fair value through profit or loss is assessed at each reporting date to determine whether there is an objective evidence that it is impaired.  A financial asset is impaired if an objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event has a negative impact on the estimated future cash flows of that asset that can be estimated reliably.

The objective evidence that an available-for-sale equity security is impaired includes a significant or prolonged decline in its fair value below its cost. Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in net change in fair value of available-for-sale financial assets in other comprehensive income to profit or loss. Impairment losses are not reversed and recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income and accumulated in other equity.

Management uses objective evidences in assessing impairment of the Company’s receivables, including historical trends of the probability of default, age, and credit conditions of the customers. An impairment loss for trade receivables is reflected in an allowance account against the receivables. When it is determined a receivable is uncollectible, it is written off from the allowance account. Any subsequent recovery of receivable written off is recorded in the allowance account. Changes in the amount of the allowance accounts are recognized into profit or loss.

The objective evidence of impairment for financial assets carried at cost includes financial information, current operating result, future business plans and relevant industry and public market information. An impairment loss in respect of a financial asset carried at cost is reduced from the carrying amount and is not reversible in subsequent periods.

(v)	De-recognition of financial assets

The Company derecognizes financial assets when the contractual rights of the cash inflow from the asset are terminated, or when the Company transfers substantially all the risks and rewards of ownership of the financial assets.

On de-recognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received or receivable and any cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(2)	Financial liabilities

The Company classifies financial liabilities into the following categories:  financial liabilities measured at fair value through profit or loss and other financial liabilities.

(i)	Financial liabilities at fair value through profit or loss

The Company has a financial liability classified in this category as held-for-trading for the purpose of hedging exposure to foreign exchange and interest rate risks arising from operating and financing activities. When a derivative financial instrument is not effective as a hedge, the Company accounts for it as a financial liability measured at fair value through profit or loss. See note 4(g)(3) derivative financial instruments and hedge accounting for further explanation.

The Company designates financial liabilities, other than the ones classified as held-for-trading, as measured at fair value through profit or loss at initial recognition under one of the following situations:

A.
Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different basis;

B.	Performance of the financial liabilities is evaluated on a fair value basis;
C.	Hybrid instrument contains one or more embedded derivatives

Attributable transaction costs are recognized in profit or loss as incurred. Financial liabilities at fair value through profit or loss are measured at fair value and changes therein, which takes into account any interest expense, are recognized in profit or loss.

(ii)	Other financial liabilities

Financial liabilities not classified as held-for-trading, or not designated as measured at fair value through profit or loss (including loans and borrowings, bonds payables, trade and other payables), are measured at fair value, plus any directly attributable transaction cost at the time of initial recognition. Subsequent to initial recognition, they are measured at amortized cost calculated using the effective interest method, except for insignificant recognition of interest expense from short-term borrowings and trade payables. Interest expense not capitalized as an asset cost is recognized in profit or loss.

(iii)	De-recognition of financial liabilities

The Company derecognizes a financial liability when its contractual obligation has been discharged, cancelled or expired. The difference between the carrying amount and the consideration paid or payable, including any non-cash assets transferred or liabilities assumed is recognized in profit or loss.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(iv)	Offsetting of financial assets and liabilities

The Company presents financial assets and liabilities on a net basis when the Company has the legally enforceable rights to offset, and intends to settle such financial assets and liabilities on a net basis or to realize the assets and settle the liabilities simultaneously.

(3)	Derivative financial instruments and hedge accounting

The Company holds derivative financial instruments to hedge its foreign currency and interest rate exposures. Derivatives are recognized initially at fair value, and attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

When a derivative is designated as a hedging instrument, its timing of recognition to profit or loss is determined based on the nature of the hedging relationship. When the fair value of a derivative instrument is positive, it is classified as a financial asset, and when the fair value is negative, it is classified as a financial liability.

When a derivative is designated as a cash flow hedge, the changes in the fair value of the derivative that is determined to be effective is recognized in other comprehensive income and presented in other equity – effective portion of changes in fair value of cash flow hedges. Any ineffective portion of changes in the fair value of the derivative is recognized in profit or loss.

When the hedged item is recognized in profit or loss, the amount accumulated in equity and retained in other comprehensive income is reclassified to profit or loss in the same period or periods during which the hedged item affects profit or loss, and it is presented in the same accounting caption with the hedged item recognized in the condensed consolidated statements of comprehensive income.  For a cash flow hedge of a forecast transaction recognized as a non-financial asset or liability, the amount accumulated in other equity – effective portion of changes in fair value of cash flow hedges and retained in other comprehensive income is reclassified to the initial cost of the non-financial asset or liability.

(h)	Inventory

The cost of inventories includes all necessary expenditures and charges for bringing the inventory to a stable, useable and marketable condition and location.  Inventories are recorded at cost, and cost is determined using the weighted-average method.  The production overhead is allocated based on the normal capacity of the production facilities. Inventories are measured at the lower of cost or net realizable value.  Net realizable value for raw materials is based on replacement cost.  Net realizable value for finished goods and work in process is calculated based on the estimated selling price less all estimated costs of completion and necessary selling costs.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(i)	Noncurrent assets held for sale

Noncurrent assets that are expected to be recovered primarily through sale are reclassified as held for sale. Noncurrent assets that are classified in this category are available for immediate sale in their present condition and the sale is highly probable within one year.  Immediately before classification as held for sale, the assets are re-measured in accordance with the Company’s accounting policies. Thereafter, generally the assets are measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and subsequent gains or losses on re-measurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Once classified as held for sale, any equity-accounted investee is no longer accounted for under the equity-method accounting.

(j)	Investment in associates

Associates are those entities in which the Company has the power to exercise significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of the voting power of another entity.

Investments in associates are accounted for using the equity method and are recognized initially at cost. The cost of the investment includes transaction costs. The carrying amount of the investment in associates includes goodwill which is arising from the acquisition less any accumulated impairment losses.

The difference between acquisition cost and fair value of associates’ identifiable assets and liabilities as of the acquisition date is accounted for as goodwill. Goodwill is included in the original investment cost of acquired associates and is not amortized. If the fair value of identified assets and liabilities is in excess of acquisition cost, the remaining excess over acquisition cost is recognized as a gain in profit or loss.

If an equity security is not acquired through cash, that is, by providing services or other assets, then the fair value of such security or the fair value of the services or assets surrendered, whichever is more objectively determinable, is the purchase price of the security. If an equity investment of associates is acquired by providing subsequent services and the cost is determined based on the fair value of such services, the Company defers and recognizes revenue using a reasonable amortization method over the future period when the service is rendered.

Upon the sale of investment in associates, the difference between the selling price and carrying amount of the investment at the date of sale is recognized as a disposal gain or loss. In proportion to the percentage disposed of, other equity adjustment items from the investment resulting from the Company’s proportionate share in the net equity of the investee are recognized in profit or loss.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

The condensed consolidated interim financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until the date that significant influence ceases.

Unrealized profits resulting from the transactions between the Company and associates are eliminated to the extent of the Company’s interest in the associate. Unrealized losses on transactions with associates are eliminated in the same way, except to the extent that the underlying asset is impaired.

When the Company’s share of losses exceeds its interest in an associate, the carrying amount of that interest, including any long-term investments that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has an legal or contractual obligation, or has made payments on behalf of the investee.

(k)	Interests in jointly controlled entity

Jointly controlled entity is an entity which is established as results of a contractual arrangement between the Company and other venturers to jointly control over its financial policy and operating policy. Consensus for all decisions must be obtained from the venturers. The Company uses equity method to account for the jointly controlled entity.

(l)	Investment property

Investment property is the property held either to earn rental income or for capital appreciation or for both, but not for sale in the ordinary course of business, use in the production or supply of goods or services or for administrative purposes. Investment property is measured at cost on initial recognition. Subsequent to initial recognition, investment properties are measured at initial acquisition cost less any subsequent accumulated depreciation.  Depreciation methods, useful lives and residual values are in accordance with the policy of property, plant and equipment.  Cost includes expenditure that is directly attributable to the acquisition of the investment property.

When the use of a property changes such that it is reclassified as property, plant and equipment, its carrying amount at the date of reclassification becomes its cost for subsequent accounting.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(m)	Property, plant and equipment

(1)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributed to the acquisition of the asset, any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and any borrowing cost that eligible for capitalization. The cost of the software is capitalized as part of the equipment if the purchase of the software is necessary for the equipment to be capable of operating.

When part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item and the useful life or the depreciation method of the significant part is different from another significant part of that same item, it is accounted for as a separate item (significant component) of property, plant and equipment.

The gain or loss arising from the disposal of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item, and is recognized in other gains and losses.

(2)	Reclassification to investment property

The property is reclassified to investment property at its carrying amount when the use of the property changes from owner-occupied to investment property.

(3)	Subsequent cost

Subsequent expenditure is capitalized only when it is probable that the future economic benefits associated with the expenditure will flow to the Company and the cost of the item can be measured reliably. And the carrying amount of those parts that are replaced is derecognized. Ongoing repairs and maintenance is expensed as incurred.

(4)	Depreciation

Depreciation is based on the cost of an asset less its residual value.  Significant components of an individual asset are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.  Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each component of an item of property, plant and equipment.

Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

The estimated useful lives of the assets, except for land are as follows:

(i)	Buildings	20~50 years
(ii)	Machinery and equipment	3~10 years
(iii)	Other equipment	3~5 years

Depreciation methods, useful lives, and residual values are reviewed at each annual reporting date. If expectations differ from the previous estimates, the change is accounted for as a change in an accounting estimate.

(n)	Long-term prepaid rent

Long-term prepaid rent is for the use right of land, which is amortized over shorter of economic useful life or covenant period on a straight-line basis.

(o)	Leases

(1)	Lessor

Lease income from operating lease is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

(2)	Lessee

Payments made under operating lease (excluding insurance and maintenance expenses) are recognized as an expense on a straight-line basis over the term of the lease.

(p)	Intangible assets

(1)	Goodwill

Goodwill is recognized when the purchase price exceeds the fair value of identifiable net assets acquired in a business combination. Goodwill is measured at cost less accumulated impairment losses.

Investor-level goodwill is included in the carrying amount of the equity investments. The impairment losses for the goodwill within the equity-accounted investees are accounted for as deductions of carrying amounts of investments in equity-accounted investees and are not allocated as deductions of goodwill or any other assets.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(2)	Research and development

During the research phase, activities are carried out to obtain and understand new scientific or technical knowledge. Expenditures during this phase are recognized in profit or loss as incurred.

Expenditure arising from development is capitalized as an intangible asset when the Company demonstrates all of the following: (1) the technical feasibility of completing the intangible asset so that it will be available for use or sale; (2) its intention to complete the intangible asset and use or sell it; (3) its ability to use or sell the intangible asset; (4) the probability that the intangible asset will generate probable future economic benefits; (5) the availability of adequate technical, financial and other resources to complete the development project; and (6) its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Capitalized development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

(3)	Other intangible assets

Technology-related fees, including purchased patents and licenses pursuant to patent licensing agreements, and core technologies acquired in connection with a merger are measured at cost less accumulated amortization and any accumulated impairment losses.

(4)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

(5)	Amortization

The depreciable amount of an intangible asset is the cost less its residual value.  An intangible asset with a finite useful life is amortized over 3 to 20 years using the straight-line method from the date that the asset is made available for use.

Goodwill and intangible assets with indefinite useful life are not amortized but tested for impairment annually. The residual value, amortization period, and amortization method are reviewed at least annually at each annual reporting date, and any changes therein are accounted for as changes in accounting estimates.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(q)	Impairment– non-financial assets

The carrying amounts of the Company’s non-current assets held for sale and long-term non-financial assets (property, plant and equipment and other intangible assets with definite useful lives), other than inventories, deferred tax assets and investment property, are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated. If it is not possible to determine the recoverable amount for an individual asset, management determines the recoverable amount for the asset's cash-generating unit (CGU).

Management reviews the Company’s long-term non-financial assets (property, plant and equipment and other intangible assets with definite useful lives) for impairment at each reporting date.  If there is any indication of impairment, management estimates the recoverable amount of the asset.  Any excess of the carrying amount of the asset over its recoverable amount is recognized as an impairment loss.  If there is evidence that the accumulated impairment loss of an asset other than goodwill in prior years no longer exists or has diminished, the amount previously recognized as an impairment loss is reversed, and the carrying amount of the asset is increased to the recoverable amount.  The increase in the carrying amount shall not exceed the carrying amount (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years.

For goodwill and intangible assets with indefinite useful lives or that are not yet available for use, are required to be tested for impairment at least annually. An impairment loss is recognized in profit or loss if the carrying amount of an asset or its related CGU exceeds its estimated recoverable amount.   Such impairment loss is not reversed. In performing an impairment test for the aforementioned assets, the estimated recoverable amount is evaluated in terms of the CGU to which the asset has been allocated to, and then it is compared to the carrying amount.  Recoverable amount is defined as the higher of (a) a CGU’s fair value less costs to sell (if determinable), or (b) its “value in use”, which is defined as the present value of the expected future cash flows generated by the CGU.

(r)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probably that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(1)	Warranties

A provision for warranties is recognized when the underlying products or services are sold. The provision is weighting factors based on historical experience of warranty claims rate and other possible outcomes against their associated probabilities.

(2)	Decommissioning obligation

The Company is subject to decommissioning obligations related to certain items of property, plant and equipment. Such decommissioning obligations are primarily attributable to clean-up costs, including deconstruction, transportation, and recover costs. The accrual of retirement obligation is increased to both assets and retirement liabilities, while the total expected cost is recognized over time, with the accrual steadily increasing on a compounded basis.

(3)	Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

(4)	Loss contingencies

Provision for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.  Legal costs incurred in connection with loss contingencies are expensed as incurred.  Such accruals are adjusted as further information develops or circumstances change.

Aforementioned provisions are the best estimates of the management at each reporting date.

(s)	Revenue recognition

(1)	Goods sold

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

The timing of the transfers of risks and rewards varies depending on the individual terms of the sales agreement.

(2)	Government grants

Income from government grants for research and development is recognized as other income when qualifying expenditures are made and income is realizable.

(t)	Employee benefits

(1)	Defined contribution plans

Commencing July 1, 2005, pursuant to the ROC Labor Pension Act (the “New System”), employees who elected to participate in the New System or joined the Company after July 1, 2005, are subject to a defined contribution plan under the New System.  Under the defined contribution plan, the Company and subsidiaries located in the Republic of China contribute monthly at a rate of no less than six percent of an employee’s monthly salary or wages to the employee’s individual pension fund account at the ROC Bureau of Labor Insurance. The Company’s overseas subsidiaries have set up their retirement plans, if necessary, based on their respective local government regulations.

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(2)	Defined benefit plans

Pursuant to the ROC Labor Standards Law, the Company and subsidiaries located in the Republic of China established noncontributory defined benefit employee retirement plans and retirement fund administration committees.  These plans provide for lump-sum retirement benefits to retiring employees based on years of service and the average salary for the six-month period before the employee’s retirement.  The funding of these retirement plans by the Company and subsidiaries located in the Republic of China is based on a certain percentage of employees’ total salaries.  The funds are deposited with Bank of Taiwan.

For the Company’s foreign subsidiaries, the defined benefit retirement plans provide for lump-sum retirement benefits to retiring employees based on length of service, position, and certain other factors in accordance with the regulations of their respective country of establishment.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the defined benefit retirement plan, the Company recognizes a minimum pension liability (or prepaid pension assets) equal to the excess (or deficit) of the actuarial present value of the accumulated benefit obligation over the fair value of the retirement plan’s assets.  The Company also recognizes the net periodic pension cost based on an actuarial calculation.

Under the defined benefit retirement plan, the fund is withdrawn first when the employees retire.  The deficit of the fund is fully obligated by the Company.

All actuarial gains and losses at January 1, 2012, the date of transition to TIFRS, were recognized in retained earnings. The Company recognizes all actuarial gains and losses arising subsequently from defined benefit plans in other comprehensive income.

(3)	Short term employee benefits

Short-term employee benefit obligations, which are due to be settled within twelve months are measured on an undiscounted basis and are expensed as the related service is provided.

The expected cost of cash bonus or profit-sharing plans are recognized when the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(u)	Income tax

Income tax expense comprises of current and deferred tax.

(1)	Current income tax

Current taxes include tax payables and receivables on the taxable income (losses) for the year, calculated using the enacted or substantively enacted tax rate on the reporting date as well as prior years’ tax adjustments.

According to the ROC Income Tax Act, undistributed income from the Company located in the Republic of China, if any, is subject to an additional 10 percent retained earnings tax. The surtax is charged to income tax expense after the appropriation of earnings is approved by the stockholders in the following year.

(2)	Deferred income tax

Deferred income taxes reflect the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The income tax effects resulting from taxable temporary differences are recognized as deferred income tax liabilities.  The income tax effects resulting from deductible temporary differences, net operating loss carryforwards, and income tax credits are recognized as deferred income tax assets.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

The Company recognizes deferred tax assets when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized. The carrying amounts of deferred tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered, by taking into accounts of nature of industry cycles, expiration years of tax investment credits and five-year financial forecasts.

Temporary taxable differences resulted from investment in subsidiaries, associates, and joint ventures are recognized as deferred income tax liabilities, except that the Company has ability and intention to control the timing of reversal of the temporary taxable differences and the temporary taxable differences are highly possibly not reversible in the foreseeable future.

Deferred taxes are measured based on the enacted or substantively enacted tax rate on the reporting date applicable during the year of expected asset realization or debt settlement.

(3)	Current and deferred tax recognized in interim periods

Income tax expense for the interim period is best estimated by multiplying pretax income for the interim reporting period with the annual effective tax rate as estimated by the management and recognized fully as current tax expense for the current period.

Income tax expenses include both current taxes and deferred taxes. Except for income tax related to other comprehensive income, all current and deferred taxes shall be recognized in profit or loss.

(v)	Business Combination

(1)	Acquisition after January 1, 2012 (inclusive)

For those acquisition occurred after January 1, 2012 (inclusive), goodwill is measured as the difference between the consideration transferred (which generally is measured at fair value at the acquisition date), amount of any non-controlling interest in the acquiree, and the acquisition-date amount of the fair values of the identifiable assets acquired and the liabilities assumed. If the residual difference is a negative amount, management re-assesses whether it has correctly identified all of the assets acquired and liabilities assumed, and recognized a gain on a bargain purchase thereafter in profit or loss.

In a business combination achieved in stages, the Company re-measures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss. In prior reporting periods, the Company may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be recognized on the same basis as would be required if the Company had disposed directly of the previously held equity interest. If the disposal of the equity interest required a reclassification to profit or loss, such an amount shall be reclassified to profit or loss.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company shall report in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company shall retrospectively adjust the provisional amounts recognized at the acquisition date, or recognize additional assets or liabilities to reflect new information obtained about facts and circumstances that existed as of the acquisition date. The measurement period shall not exceed one year from the acquisition date.

All the transaction costs incurred for the business combination are recognized immediately as the Company’s expenses when it incurs, except for the issuance of debt or equity instruments.

(2)	Acquisition before January 1, 2012

Upon conversion to TIFRS, the Company chose to restate all the business combination occurred after January 1, 2012 (inclusive). For those acquisition occurred prior to January 1, 2012, the amount of goodwill is recognized based on the previous GAAP.

(w)	Earnings (loss) per share

Basic EPS are computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period.  AUO’s convertible bonds and employee stock bonuses are potential common shares.  In computing diluted EPS, net income and the weighted-average number of common shares outstanding during the period are adjusted for the effects of dilutive potential common stock, assuming dilutive share equivalents had been issued.  The weighted-average outstanding shares are retroactively adjusted for the effects of stock dividends transferred from retained earnings and capital surplus to common stock.

(x)	Operating segments

An operating segment is a component of an entity: 1) that engages in business activities from which it may earn revenue and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), 2) whose operating results are reviewed regularly by the entity’s chief operating decision maker (“CODM”) to make decisions pertaining to the allocation of resources to the segment and to assess its performance, and 3) for which discrete financial information is available.

The Company’s segment operating profit (loss) excludes non-operating gains (losses) and income tax expense (benefit). Except the segment reporting information for first quarter of 2012 was adjusted in accordance with TIFRS, segment reporting information for first quarter of 2013 is the same as the financial information reviewed by the Company’s CODM. The accounting policies for the operating segments are the same as those described in note 4 for the Company. The performance of reporting segment is evaluated based on the segment revenue, operating income (loss), and operating income (loss) plus depreciation and amortization.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

5.	Significant accounting judgments, estimations, assumptions, and sources of estimation uncertainty

The preparation of the condensed consolidated interim financial statements in conformity with IAS 34 Interim financial reporting requires management to make judgments, estimates and assumptions that affect the application of the accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Information about critical judgments, estimates and assumptions in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements is included in the following notes:

(a)	Provisions (note 21)
(b)	Impairment of non-financial assets (note 13)
(c)	Goodwill impairment (notes 13 and 15)
(d)	Recognition and measurement of deferred tax assets (note 24)

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next nine months are included in the following notes:

(a)	Key assumptions used in discounted cash flow projections (notes 13 and 15)
(b)	The reliability of financial forecasts (note 15)
(c)	Judgment in legal obligation and constructive obligation (note 24)

6.	Cash and Cash Equivalents

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
	(in thousands)

Cash, demand deposits and checking accounts	$27,215,568	31,604,836	22,172,326	26,686,581
Time deposits within three months maturity date	32,116,019	39,742,679	36,297,145	47,122,961
Government bonds with reverse repurchase agreements	5,644,054	5,308,160	25,865,074	16,243,726
	$64,975,641	76,655,675	84,334,545	90,053,268

Refer to note 32 for the disclosure of sensitivity analysis and interest rate risk of the financial assets and liabilities of the Company.

As of March 31, 2013, and December 31, March 31, and January 1, 2012, deposits with maturities of more than three months amounting to $2,184,379 thousand, $770,016 thousand, $2,232,690 thousand and $783,400 thousand, respectively, are reclassified to other current financial assets.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

7.	Derivative Financial Instruments and Hedging Instruments

(1)	Derivative Financial Instruments

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
	(in thousands)
Financial assets measured at fair value through profit or loss current:
Foreign currency forward contracts	$407,952	23,621	30,896	85,621
Options contracts	97	-	-	-
	$408,049	23,621	30,896	85,621
noncurrent:
Interest rate swap contracts	$-	-	3	3
Options contracts	-	66	247	172
	$-	66	250	175
Financial liabilities measured at fair value through profit or loss current:
Foreign currency forward contracts	$292,403	804,001	258,207	17,523
Options contracts	24,309	-	-	-
	$316,712	804,001	258,207	17,523
noncurrent:
Interest rate swap contracts	$-	-	2	41
Options contracts	-	54,000	120,511	176,185
	$-	54,000	120,513	176,226
Hedging derivative financial liabilities－noncurrent:
Interest rate swap contracts	$43,639	58,547	140,401	198,360

(2)	Hedging Instruments

Refer to note 31 for the discussion of the Company’s credit, currency and interest rate risks related to financial instruments.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

As of March 31, 2013, and December 31, March 31, and January 1, 2012, outstanding options contracts were as follows:

March 31, 2013
Contract item	Notional amount	Exercise rate/ Price range	Exercise period
(in thousands)
Foreign currency call options	USD 2,400	JPY 109.75	Apr. 2013 －Nov. 2013
Foreign currency put options	USD 4,800	JPY 109.75	Apr. 2013 －Nov. 2013

December 31, 2012
Contract item	Notional amount	Exercise rate/ Price range	Exercise period
(in thousands)
Foreign currency call options	USD 3,300	JPY 109.75	Jan. 2013 －Nov. 2013
Foreign currency put options	USD 6,600	JPY 109.75	Jan. 2013 －Nov. 2013

March 31, 2012
Contract item	Notional amount	Exercise rate/ Price range	Exercise period
(in thousands)
Foreign currency call options	USD 6,000	JPY 109.75	Apr. 2012 －Nov. 2013
Foreign currency put options	USD 12,000	JPY 109.75	Apr. 2012 －Nov. 2013

January 1, 2012
Contract item	Notional amount	Exercise rate/ Price range	Exercise period
(in thousands)
Foreign currency call options	USD 6,900	JPY 109.75	Jan. 2012 －Nov. 2013
Foreign currency put options	USD 13,800	JPY 109.75	Jan. 2012 －Nov. 2013

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

As of March 31, 2013, and December 31, March 31, and January 1, 2012, outstanding foreign currency forward contracts were as follows:

March 31, 2013
Contract item	Maturity date	Contract amount
(in thousands)
Sell USD / Buy NTD	Apr. 2013 – May 2013	USD155,100 / NTD4,624,679
Sell USD / Buy JPY	Apr. 2013 – Jul. 2013	USD144,983 / JPY13,359,134
Sell NTD / Buy JPY	Apr. 2013 – Jun. 2013	NTD1,120,793 / JPY3,483,348
Sell NTD / Buy USD	Apr. 2013 – May 2013	NTD8,838,086 / USD304,000
Sell USD / Buy CNY	Apr. 2013 – Aug. 2013	USD238,500 / CNY1,492,389
Sell JPY / Buy USD	Apr. 2013 – May 2013	JPY337,678 / USD3,550
Sell EUR / Buy USD	May 2013	EUR40,000 / USD52,400
Sell EUR / Buy JPY	Apr. 2013 – Jun. 2013	EUR123,000 / JPY14,655,019
Sell USD / Buy SGD	Apr. 2013 – Jun. 2013	USD15,900 / SGD19,771
Sell NTD / Buy EUR	Apr. 2013 – May 2013	NTD2,333,600 / EUR60,000
Sell USD / Buy MYR	Apr. 2013	USD510 / MYR1,580

December 31, 2012
Contract item	Maturity date	Contract amount
(in thousands)
Sell USD / Buy NTD	Jan. 2013	USD64,000 / NTD1,858,455
Sell USD / Buy JPY	Jan. 2013 – May 2013	USD222,000 / JPY18,259,332
Sell NTD / Buy JPY	Jan. 2013 – Apr. 2013	NTD3,664,557 / JPY10,516,180
Sell USD / Buy CNY	Jan. 2013 – Jun. 2013	USD194,000 / CNY1,216,328
Sell NTD / Buy USD	Jan. 2013 – Feb. 2013	NTD6,862,600 / USD236,400
Sell JPY / Buy USD	Jan. 2013	JPY65,850 / USD600
Sell EUR / Buy JPY	Jan. 2013 – Apr. 2013	EUR105,000 / JPY10,898,636
Sell CZK / Buy EUR	Jan. 2013	CZK40,448 / EUR1,600
Sell CNY / Buy USD	Jan. 2013 – Mar. 2013	CNY162,677 / USD26,000
Sell USD / Buy SGD	Jan. 2013 – Feb. 2013	USD12,100 / SGD14,781
March 31, 2012
Contract item	Maturity date	Contract amount
(in thousands)
Sell USD / Buy NTD	Apr. 2012	USD123,000 / NTD3,631,587
Sell USD / Buy JPY	Apr. 2012 – Aug. 2012	USD339,795 / JPY26,525,110
Sell NTD / Buy JPY	Apr. 2012 – Jun. 2012	NTD2,950,686 / JPY8,234,087
Sell USD / Buy CNY	Apr. 2012 – Jul. 2012	USD102,000 / CNY309,280
Sell NTD / Buy USD	Apr. 2012	NTD118,160 / USD4,000
Sell JPY / Buy USD	Apr. 2012	JPY65,850 / USD600

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

March 31, 2012
Contract item	Maturity date	Contract amount
(in thousands)
Sell EUR / Buy JPY	Apr. 2012 – May 2012	EUR36,000 / JPY3,908,739
Sell CZK / Buy EUR	Apr. 2012	CZK41,681 / EUR1,680
Sell USD / Buy SGD	Apr. 2012 – May 2012	USD12,000 / SGD15,101

January 1, 2012
Contract item	Maturity date	Contract amount
(in thousands)
Sell USD / Buy NTD	Jan. 2012	USD39,500 / NTD1,195,430
Sell USD / Buy JPY	Jan. 2012 – Mar. 2012	USD310,846 / JPY24,166,935
Sell NTD / Buy JPY	Jan. 2012 – Mar. 2012	NTD392,175 / JPY1,010,306
Sell NTD / Buy USD	Jan. 2012	NTD181,677 / USD6,000
Sell USD / Buy CNY	Jan. 2012 – Mar. 2012	USD71,500 / CNY454,268
Sell JPY / Buy USD	Jan. 2012	JPY32,925 / USD600
Sell EUR / Buy JPY	Jan. 2012 – Mar. 2012	EUR72,000 / JPY7,344,025
Sell CZK / Buy EUR	Jan. 2012	CZK47,747 / EUR1,900
Sell USD / Buy SGD	Feb. 2012	USD6,000 / SGD7,803

The Company entered into foreign currency forward contracts and options contracts with several banks to manage foreign currency exchange risk resulting from business operations.  Net loss arising from foreign currency forward contract and options contracts for the three-month periods ended March 31, 2013 and 2012 were $766,056 thousand (including valuation gain of $925,652 thousand and realized settlement loss of $1,691,708 thousand) and $701,994 thousand (including valuation loss of $239,620 thousand and realized settlement loss of $462,374 thousand), respectively.

AUO, AUSJ and M. Setek entered into interest rate swap contracts with several banks to manage interest rate risk exposure arising from financing activities.  As of March 31, 2013, and December 31, March 31, and January 1, 2012, AUO’s total notional amount of outstanding interest rate swap contracts amounted to $10,666,667 thousand, $14,222,222 thousand, $21,222,222 thousand and $24,777,778 thousand, respectively, and all of which were related to effective hedges. As of March 31, and January 1, 2012, AUSJ’s total notional amount of outstanding interest rate swap contracts both amounted to US$16,800 thousand, and both of which were related to effective hedges.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

As of March 31, and January 1, 2012, M. Setek’s total notional amount of outstanding interest rate swap contracts amounted to JPY97,500 thousand and JPY190,000 thousand, respectively, and none of which were related to effective hedges.

For the three-month periods ended March 31, 2013 and 2012, the Company’s unrealized gains resulting from change in fair value of interest rates swap contracts recognized in earnings all amounted to nil.

For the three-month periods ended March 31, 2013 and 2012, losses on valuation of derivative financial instruments were $766,056 thousand and $701,994 thousand, respectively.

(3)	Hedge accounting

The Company entered into plain vanilla type interest rate swap contracts as the primary hedging instrument.  The Company pays interest based on fixed rate and receives market floating-rate from the counterparty.  The aforementioned hedging contracts are intended to protect the Company from the risk of future cash flow fluctuation of debt bearing floating interest rate.  These contracts are designated as cash flow hedge and met the criteria for hedge accounting.

As of March 31, 2013, and December 31, March 31, and January 1, 2012, details of hedged items designated as cash flow hedges and their respective hedging derivative financial instruments were as follows:

March 31, 2013
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in comprehensive income
(in thousands)
Long-term borrowings with floating interest rate	Interest rate swap contracts	$ (43,639)	Apr. 2013–Sep. 2014	Apr. 2013–Sep. 2014

December 31, 2012
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in comprehensive income
(in thousands)
Long-term borrowings with floating interest rate	Interest rate swap contracts	$ (58,547)	Jan. 2013–Sep. 2014	Jan. 2013–Sep. 2014

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

March 31, 2012
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in comprehensive income
(in thousands)
Long-term borrowings with floating interest rate	Interest rate swap contracts	$ (140,401)	Apr. 2012–Sep. 2014	Apr. 2012–Sep. 2014

January 1, 2012
Hedged item	Hedging instrument	Fair value of hedging instrument	Expected period of cash flows	Expected period of recognition in comprehensive income
(in thousands)
Long-term borrowings with floating interest rate	Interest rate swap contracts	$ (198,360)	Jan. 2012–Sep. 2014	Jan. 2012–Sep. 2014

8.	Available-for-sale Financial Assets－noncurrent

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
	(in thousands)
Publicly listed equity shares	$233,080	235,134	307,310	436,774

If the share price of available-for-sale securities appreciates or depreciates by 7% at the reporting date , other comprehensive income would increase or decrease $16,316 thousand and $21,512 thousand, respectively, for the three-month periods ended March 31, 2013, and March 31, 2012, respectively.

Certain available-for-sale financial assets－noncurrent were pledged as collateral; see note 36.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

9.	Financial Assets Carried at Cost－noncurrent

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
	(in thousands)
Non-publicly listed stocks	$1,447,968	1,341,890	1,416,297	1,487,795

On July 23, 2012, M. Setek entered into an agreement to sell all of its shareholdings of Hebei Ningjin Songgong Semiconductor Co., Ltd. with book value of $484,114 thousand, for no less than RMB 226 million to JA Solar Hong Kong Limited pursuant to the resolution of board of directors. As of March 31, 2013, the transaction is still subject to possible government approval.

10.	Notes and Accounts Receivable, net

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
	(in thousands)
Notes receivable	$98,920	66,862	205,965	122,361
Accounts receivable	32,162,667	36,688,035	45,119,825	44,917,212
Less: allowance for doubtful accounts	(67,469)	(68,150)	(78,229)	(81,925)
allowance for sales returns and discounts	(428,532)	(329,297)	(279,533)	(209,722)
	$31,765,586	36,357,450	44,968,028	44,747,926

See note 32 for the movement in the allowance of accounts receivables.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

As of March 31, 2013, and December 31, March 31, and January 1, 2012, the Company entered into financing facilities with banks to sell certain of its accounts receivable without recourse, details of which were as follows:

March 31, 2013
Underwriting bank	Factoring limit		Amount advanced		Amount sold and derecognized		Principle terms
			(in thousands)
China Trust Commercial Bank	USD	200,000	NTD	2,700,000	USD	100,202	See notes(a)~(c) and (e)
China Trust Commercial Bank	USD	120,000	NTD	3,123,000	USD	115,668	See notes(a)~(c) and (e)
Citi Bank	USD	120,000	USD	49,546	USD	62,104	See notes(a)~(d)
Mizuho Corporate Bank	USD	180,000	USD	52,186	USD	52,186	See notes(a)~(d)
Taishin Bank	USD	150,000	NTD	450,000	USD	9,218	See notes(a)~(c) and (e)
Bank of Taiwan	USD	250,000	USD	125,000	USD	138,434	See notes(a)~(d)
			EUR	74,550	EUR	82,006
First Commercial Bank	USD	250,000	USD	40,437	USD	40,437	See notes(a)~(d) and (f)
China Development Industrial Bank	USD	60,000	USD	11,984	USD	34,655	See notes(a)~(d) and (f)
Taipei Fubon Bank	USD	50,000	USD	24,520	USD	27,252	See notes(a)~(c) and (e)
E.Sun Bank	USD	60,000	USD	17,660	USD	19,625	See notes(a)~(c) and (e)
DBS Bank	USD	120,000	USD	37,650	USD	37,662	See notes(a)~(c) and (e)

December 31, 2012
Underwriting bank	Factoring limit		Amount advanced		Amount sold and derecognized		Principle terms
			(in thousands)
China Trust Commercial Bank	USD	200,000	NTD	3,800,000	USD	144,462	See notes(a)~(c) and (e)
Citi Bank	USD	120,000	USD	72,024	USD	82,913	See notes(a)~(d)
Mizuho Corporate Bank	USD	180,000	USD	35,020	USD	35,020	See notes(a)~(d)
Taishin Bank	USD	150,000	NTD	850,000	USD	30,006	See notes(a)~(c) and (e)
Bank of Taiwan	USD	250,000	USD	170,000	USD	188,210	See notes(a)~(d)
			EUR	60,887	EUR	69,624
First Commercial Bank	USD	250,000	USD	71,019	USD	71,019	See notes(a)~(d) and (f)
China Development Industrial Bank	NTD	550,000	NTD	142,436	NTD	645,725	See notes(a)~(d) and (f)

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

March 31, 2012
Underwriting bank	Factoring limit		Amount advanced		Amount sold and derecognized		Principle terms
			(in thousands)
Taipei Fubon Bank	USD	53,000		-	USD	23,294	See notes(a)~(d)
China Trust Commercial Bank	USD	265,000	NTD	240,000	USD	29,019	See notes(a)~(d)
Mizuho Corporate Bank	USD	500,000	USD	62,145	USD	62,145	See notes(a)~(d)
The Export-Import Bank	USD	8,000		-		-	See notes(a)~(d)
Citi Bank	USD	120,000	USD	35,167	USD	35,167	See notes(a)~(b)
First Commercial Bank	USD	250,000		-		-	See notes(a)~(d) and (f)

January 1, 2012
Underwriting bank	Factoring limit		Amount advanced		Amount sold and derecognized		Principle terms
			(in thousands)
Taipei Fubon Bank	USD	48,000		-	USD	14,604	See notes(a)~(d)
China Trust Commercial Bank	USD	65,000		-	USD	17,740	See notes(a)~(d)
Mizuho Corporate Bank	USD	500,000	USD	65,002	USD	65,002	See notes(a)~(d)
The Export-Import Bank	USD	11,000	USD	5,296	USD	5,951	See notes(a)~(d)
First Commercial Bank	USD	250,000	USD	189,019	USD	189,019	See notes(a)~(d) and (f)
China Construction Bank	CNY	100,000		-		-	See notes(a)~(b)

Note (a):	Under these facilities, the Company transferred accounts receivable to the respective underwriting banks, which are without recourse.

Note (b):	The Company informed its customers pursuant to the respective facilities to make payment directly to the respective underwriting banks.

Note (c):
As of March 31, 2013, December 31, March 31, and January 1, 2012, total outstanding receivables after the above assignment transactions, net of fees charged by underwriting banks, of $2,757,269 thousand, $1,298,649 thousand, $1,332,367 thousand and $999,517 thousand, respectively, were classified under other current financial assets.

Note (d):
To the extent of the amount transferred to the underwriting banks, risks of non- payment or potential payment default by customers in the event of insolvency are borne by respective banks. The Company is not responsible for the collection of receivables subject to these facilities, or for any legal proceedings and costs thereof in collecting these receivables.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note (e):
To the extent of the amount sold to the underwriting banks, risks of non-collection or default by customers in the event of insolvency are borne by respective banks.  The Company is not responsible for the collection of receivables subject to these facilities, or for any legal proceedings and costs thereof in collecting these receivables. In case any commercial dispute between the Company and customers or other reasons results in the Company’s failure to perform the obligation under these facilities, the banks have requested the Company to issue promissory notes in the amounts equal to 10 percent of respective facilities.  Other than such promissory notes, no other collaterals were provided by the Company.

Note (f):	The aforementioned terms are applicable to the respective underwriting banks, and the Company assumes all risks of customers other than credit risk of customers.

11.	Inventories

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
	(in thousands)
Finished goods	$20,589,338	16,710,153	22,677,234	19,842,427
Work-in-progress	18,968,212	17,849,827	22,778,251	20,699,320
Raw materials	7,540,977	8,026,002	8,729,796	7,340,201
	$47,098,527	42,585,982	54,185,281	47,881,948

For the three-month periods ended March 31, 2013 and 2012, the amounts of inventories that were charged to cost of sales were $89,274,655 thousand and $88,520,061 thousand, respectively, and the inventories being written down to net realizable value amounted to $3,649,055 thousand and $8,014,102 thousand for the three-month periods ended March 31, 2013 and 2012, respectively, which also included in the cost of sales. Subsequent reversals of previous inventory written-downs that is recognized as a reduction in the amount of inventories recognized in cost of sales for the three-month periods ended March 31, 2013 and 2012 were insignificant.

12.	Investments in Equity-Accounted Investees

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
	(in thousands)
Associates	$10,506,071	10,028,442	11,845,060	11,895,620
Joint ventures	3,868,785	3,790,739	3,862,060	4,026,205
	$14,374,856	13,819,181	15,707,120	15,921,825

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

The carrying amounts and ownership interest for equity-accounted investees at the reporting date were as follows:

(1)	Associates

	March 31, 2013		December 31, 2012		March 31, 2012		January 1, 2012
	Ownership interest	Amount	Ownership interest	Amount	Ownership interest	Amount	Ownership interest	Amount
	%	(in thousands)%		(in thousands)%		(in thousands)%		(in thousands)
Lextar Electronics Corp. (“Lextar”)	36	$4,102,196	42	3,565,029	43	3,386,743	43	3,400,754
Forhouse Corporation (“Forhouse”)	27	2,783,997	26	2,611,416	26	2,764,491	26	2,802,253
Qisda Corporation (“Qisda”)	10	2,303,051	10	2,391,667	10	3,214,530	10	3,349,934
Raydium Semiconductor Corporation (“Raydium”)	15	593,770	15	556,739	15	540,861	15	514,885
Daxin Materials Corp. (“Daxin”)	25	447,823	25	422,111	28	372,044	28	358,719
Wellypower Optronics Corporation Ltd. (“Wellypower”)	-	-	9	180,763	9	399,905	9	411,286
Sipix Technology Inc. (“STI”)	-	-	-	-	28	808,949	28	621,855
Others	-	275,234	-	300,717	-	357,537	-	435,934
		$10,506,071		10,028,442		11,845,060		11,895,620

For the Company’s investment in Qisda, the Company determined that it is able to exercise significant influence over the operating and financial policies of these investees, and therefore, the Company accounts for its investments in these investees under the equity method of accounting.

For the three-month periods ended March 31, 2013 and 2012, the Company recognized its share of income of equity-accounted investee of $75,661 thousand and $45,134 thousand, respectively.

In August 2012, the Company decided to sell all of its shares in STI.  The transaction was completed in November 2012, and the selling price and gain on disposal were $506,909  thousand and $289,644 thousand, respectively.

In January 2013, Wellypower was merged with and into Lextar.  After the merger, the Company’s ownership interests in Lextar increased to 35.92%.

As of March 31, 2013, and December 31, March 31, and January 1, 2012, market values of the Company’s investments in publicly listed companies, determined based on quoted market price, were as follows:

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
	(in thousands)
Lextar	$6,193,753	4,267,478	6,014,083	3,664,269
Forhouse	1,900,582	1,937,971	2,392,864	2,043,905
Qisda	1,402,565	1,368,813	1,323,811	1,170,054
Daxin	1,580,583	1,129,302	-	-
Wellypower	-	180,763	254,746	224,237
	$11,077,483	8,884,327	9,985,504	7,102,465

Summary financial information of associates is as follows (without adjusted to the Company’s proportionate share):

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
	(in thousands)
Total assets	$142,009,937	149,339,495	154,553,633	154,005,036
Total liabilities	90,518,610	99,087,820	98,141,617	98,870,990
Net assets	$51,491,327	50,251,675	56,412,016	55,134,046

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)
Revenue	$40,076,382	41,350,114
Net income (loss)	$(197,962)	1,314,781

(2)	Joint ventures

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
	(in thousands)
AUO SunPower Sdn. Bhd. (AUSP)	$3,868,785	3,790,739	3,739,734	3,894,560
Others	-	-	122,326	131,645
	$3,868,785	3,790,739	3,862,060	4,026,205

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

The Company, through its subsidiary AUSG, entered into a joint venture agreement with SunPower Technology, Ltd. (“SPTL”).  In accordance with the joint venture agreement, the Company acquired its 50% ownership interests of AUSP on July 5, 2010 (co-investment date) by contributing technology with an estimated fair value of US$30,000 thousand (which classified under investments in equity-accounted investees and deferred credit) and a cash payment of US$108,069 thousand, and will continue to contribute additional cash over time so that the total cash contributions made by each shareholder equals US$350 million in the aggregate, or such lesser amounts as the parties may mutually agree. The amount of the deferred credit resulting from contributing technology that was amortized to earnings was $345,214 thousand as of March 31, 2013. The remaining $621,386 thousand will be recognized into earnings on a straight-line basis over the expected estimate remaining useful life of the technology, and it is recorded as other current liabilities of $138,086 thousand and other noncurrent liabilities of $483,300 thousand.

On September 1, 2010, the Company entered into a joint venture agreement with Wistron Corporation and, through its subsidiary AULB, invested Brivision Optronics (L) Corp. (“BWLB”) in Malaysia in March 2011, with AUO indirectly owning 51% of the shareholding.  BriVision Optronics (Zhongshan) Corp. (“BWCS”) is invested by BWLB and is mainly engaged in the manufacture of TFT-LCD TV panel modules in Mainland China.  In March 2012, the board of the Company decided to sell the 51% shareholding of BWLB to Wistron Corporation through AULB. The transaction contract was signed in December 2012, and the equity-accounted investee was reclassified into noncurrent assets held for sale. The transaction was completed in February 2013, and the selling price and gain on disposal were $154,191 thousand and $40,742 thousand, respectively.

Summary financial information for investments in aforementioned joint ventures is as follows (without adjusted to the Company’s proportionate share):

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
	(in thousands)
Current assets	$8,986,357	8,669,669	8,755,928	8,877,286
Noncurrent assets	19,556,711	19,628,906	20,928,151	22,191,838
Current liabilities	2,313,833	2,716,635	4,020,788	4,539,870
Noncurrent liabilities	19,743,466	19,153,708	18,923,587	19,353,320

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)
Revenue	$2,310,017	4,263,766
Expenses	$2,324,720	4,501,553

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

Equity investment held on BWLB were classified as non-current assets held for sale as of December 31, 2012, and therefore, the foregoing accounts as of March 31, 2013 and December 31, 2012 were not included the information related to BWLB.

As of March 31, 2013, and December 31, March 31, and January 1, 2012, none of the Company’s investments in equity-accounted invetees were pledged as collateral.

13.	Property, Plant and Equipment

Changes in the cost, depreciation, and impairment loss of the property, plant and equipment of the Company for the three-month periods ended March 31, 2013 and 2012 are as follows:

	Land	Buildings	Machinery and equipment	Other equipment	Prepayments for purchases of land and equipment, and construction in progress	Total
	(in thousands)
Cost:
Balance as of January 1, 2013	$8,678,182	126,351,407	766,254,302	39,238,456	24,248,760	964,771,107
Additions	-	607	1,654,920	765,600	2,575,046	4,996,173
Disposals	(17,546)	(15,532)	(1,162,777)	(638,842)	-	(1,834,697)
Reclassification and effect of change in exchange rates	(86,290)	810,893	5,251,326	701,433	(4,836,279)	1,841,083
Balance as of March 31, 2013	$8,574,346	127,147,375	771,997,771	40,066,647	21,987,527	969,773,666
Balance as of January 1, 2012	$8,899,614	124,039,128	748,342,262	41,469,424	27,957,746	950,708,174
Additions	1,448	85,610	3,833,101	1,034,700	8,038,536	12,993,395
Disposals	(73)	(54)	(1,809,030)	(418,060)	-	(2,227,217)
Reclassification and effect of change in exchange rates	(131,601)	(1,082,247)	1,439,020	174,883	(6,825,528)	(6,425,473)
Balance as of March 31, 2012	$8,769,388	123,042,437	751,805,353	42,260,947	29,170,754	955,048,879

Depreciation and impairment loss:
Balance as of January 1, 2013	$161,544	25,365,116	590,450,276	33,275,954	-	649,252,890
Depreciation	-	907,243	14,259,112	1,344,786	-	16,511,141
Disposals	(17,546)	(15,532)	(1,144,248)	(604,659)	-	(1,781,985)
Reclassification and effect of change in exchange rates	(8,598)	46,521	710,917	346,304	-	1,095,144
Balance as of March 31, 2013	$135,400	26,303,348	604,276,057	34,362,385	-	665,077,190

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

	Land	Buildings	Machinery and equipment	Other equipment	Prepayments for purchases of land and equipment, and construction in progress	Total
	(in thousands)
Balance as of January 1, 2012	$-	21,591,652	534,001,889	35,753,731	-	591,347,272
Depreciation	-	881,338	17,420,023	1,464,048	-	19,765,409
Disposals	-	(11)	(1,809,030)	(410,561)	-	(2,219,602)
Reclassification and effect of change in exchange rates	-	(252,506)	(2,607,409)	(197,093)	-	(3,057,008)
Balance as of March 31, 2012	$-	22,220,473	547,005,473	36,610,125	-	605,836,071

Net carrying amounts:
Balance as of January 1, 2013	$8,516,638	100,986,291	175,804,026	5,962,502	24,248,760	315,518,217
Balance as of March 31, 2013	$8,438,946	100,844,027	167,721,714	5,704,262	21,987,527	304,696,476
Balance as of January 1, 2012	$8,899,614	102,447,476	214,340,373	5,715,693	27,957,746	359,360,902
Balance as of March 31, 2012	$8,769,388	100,821,964	204,799,880	5,650,822	29,170,754	349,212,808

The Company performed its impairment evaluation over the solar business’s CGU in the fourth quarter of 2012, owing to solar industry experienced further significant downturns. Therefore, the Company recorded an impairment charge of approximately $2.85 billion and $176 million in its property, plant and equipments and goodwill, respectively.

The interest rates applied for the capitalization, ranged from 2.08% to 6.77%, and 0.80% to 6.90% for the three-month periods ended March 31, 2013 and 2012, respectively.

Certain property, plant and equipment were pledged as collateral, see note 36.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

14.	Investment Property

	Land	Buildings	Total
	(in thousands)
Cost：
Balance as of January 1, 2013	$836,960	544,421	1,381,381
Balance as of March 31, 2013	$836,960	544,421	1,381,381
Balance as of January 1, 2012	$836,960	544,421	1,381,381
Balance as of March 31, 2012	$836,960	544,421	1,381,381
Depreciation and impairment losses:
Balance as of January 1, 2013	-	115,797	115,797
Depreciation	-	2,593	2,593
Balance as of March 31, 2013	$-	118,390	118,390
Balance as of January 1, 2012	-	105,427	105,427
Depreciation	-	2,593	2,593
Balance as of March 31, 2012	$-	108,020	108,020

Net carrying amount:
Balance as of January 1, 2013	$836,960	428,624	1,265,584
Balance as of March 31, 2013	$836,960	426,031	1,262,991
Balance as of January 1, 2012	$836,960	438,994	1,275,954
Balance as of March 31, 2012	$836,960	436,401	1,273,361

Fair value:
As of January1, 2013			$1,461,855
As of March 31, 2013			$1,447,393
As of January 1, 2012			$1,502,640
As of March 31, 2012			$1,488,759

The fair value of investment property is based on a valuation by an independent valuer who holds a recognized and relevant professional qualification and has recent experience in the location and category of the investment property being valued. Valuation techniques are based on both the income and market valuation approach. The income approach is based on the discounted cash flow from the Company’s estimated future rentals. The yield applied to the net annual rentals to determine fair value of property for which current prices in an active market is 2.2%.

Certain property were pledged as collateral, see note 36.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

15.	Intangible Assets

The costs of intangible assets, amortization, and the impairment loss of the Company for the three-month periods ended March 31, 2013 and 2012 are as follows:

	Goodwill	Patent and technology fee	Total
	(in thousands)
Cost:
Balance as of January 1, 2013	$11,456,176	9,659,452	21,115,628
Reclassification	-	3,280	3,280
Effect of change in exchange rates	-	200	200
Balance as of March 31, 2013	$11,456,176	9,662,932	21,119,108
Balance as of January 1, 2012	$11,456,176	9,214,031	20,670,207
Additions	-	34,713	34,713
Effect of change in exchange rates	-	(159)	(159)
Balance as of March 31, 2012	$11,456,176	9,248,585	20,704,761
Accumulated amortization:
Balance as of January 1, 2013	$175,581	6,007,149	6,182,730
Amortization	-	205,525	205,525
Reclassification	-	3,280	3,280
Effect of change in exchange rates	-	27	27
Balance as of March 31, 2013	$175,581	6,215,981	6,391,562
Balance as of January 1, 2012	$-	5,242,105	5,242,105
Amortization	-	188,039	188,039
Effect of change in exchange rates	-	(162)	(162)
Balance as of March 31, 2012	$-	5,429,982	5,429,982
Net carrying value:
Balance as of January 1, 2013	$11,280,595	3,652,303	14,932,898
Balance as of March 31, 2013	$11,280,595	3,446,951	14,727,546
Balance as of January 1, 2012	$11,456,176	3,971,926	15,428,102
Balance as of March 31, 2012	$11,456,176	3,818,603	15,274,779

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

The amortization of intangible assets is included in the condensed statement of comprehensive income as below for the three-month periods ended March 31, 2013 and 2012:

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)
Operating costs	$204,695	72,622
Operating expenses	830	115,417
	$205,525	188,039

Goodwill has been allocated for impairment testing purposes to each CGU as follows:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
	(in thousands)
Display CGU	$11,280,595	11,280,595	11,280,595	11,280,595
Solar CGU	-	-	175,581	175,581
	$11,280,595	11,280,595	11,456,176	11,456,176

Management performs the Company’s impairment test at least annually to evaluate any potential impairment of goodwill. Management estimated the recoverable amounts of each CGU by future cash flows. The Company recognized an impairment charge of $176 million related to Solar CGU goodwill in the fourth quarter of 2012, owing to oversupply capacity worldwide and reductions in government economic incentives. See note 13.

There is no indicator of impairment for the Company’s goodwill in Display CGU for the three-month period ended March 31, 2013.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

16.	Other Assets

Other assets as of March 31, 2013, and December 31, March 31, and January 1, 2012 consisted of the following:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
	(in thousands)
Refundable and excess of value-added tax paid	$3,282,716	3,030,402	2,337,020	2,477,953
Prepayment for materials	1,282,235	1,215,718	1,326,002	1,435,237
Long-term prepaid rents	2,011,300	1,960,446	2,009,719	2,065,934
Refundable deposits	4,916,901	5,075,980	5,360,008	5,183,039
Others	2,115,565	2,354,948	2,813,618	1,911,374
	13,608,717	13,637,494	13,846,367	13,073,537
Less: current	(9,267,786)	(9,599,504)	(9,691,245)	(8,490,013)
Non-current	$4,340,931	4,037,990	4,155,122	4,583,524

17.	Short-term Borrowings:

Short-term borrowings as of March 31, 2013, and December 31, March 31, and January 1, 2012 consisted of the following:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
	(in thousands)
Unsecured borrowings	$5,935,515	8,620,050	6,884,906	7,850,793
Unused facility	$24,319,080	21,147,309	25,270,891	23,901,952

Interest rates on short-term borrowings outstanding as of March 31, 2013, and December 31, March 31, and January 1, 2012, ranged from 0.97% to 2.00%, 1.04% to 2.00%, 0.85 % to 7.93% and 1.20% to 7.93%, respectively.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

18.	Bonds Payable

Bonds payable as of March 31, 2013, and December 31, March 31, and January 1, 2012, consisted of the following:

	March 31, 2012	January 1, 2012
	(in thousands)
Unsecured bonds payable	$35,003	64,383
Secured bonds payable	3,500,000	3,500,000
Less: current portion	(3,535,003)	(3,564,383)
	$-	-
Interest payable	$61,962	36,695

The significant terms of secured bonds payable were as follows:

Secured Bond 4

Issuer	AUO
Par value	NT$7,000,000 thousand
Issue date	Aug. 22, 2008
Issue price	At par value
Coupon rate	Fixed rate 2.90%
Duration	Aug. 22, 2008 –Aug. 22, 2012
Bank that provided guarantee	Mizuho Corporate Bank and three other banks
Redemption	As stated below

Secured Bond 4 is calculated based on simple interest.  AUO is obliged to pay annual interest for the bond.  The bond is payable in two equal installments at the end of years 3 and 4 from its issuance date.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

The significant terms of unsecured bonds payable were as follows:

	Unsecured Bond 2	Unsecured Bond 3
Issuer	M. Setek	M. Setek
Par value	JPY900,000 thousand	JPY900,000 thousand
Issue date	Apr. 28, 2005	Sep. 30, 2005
Issue price	At par value	At par value
Coupon rate	Floating interest	Fixed rate 1.01%
Duration	Apr. 28, 2005 – Apr. 25, 2012	Sep. 30, 2005 – Sep. 28, 2012
Bank that provided guarantee	Mizuho Corporate Bank	Mizuho Corporate Bank
Redemption	As stated below	As stated below

Unsecured Bond 2 is calculated based on floating interest and M. Setek is obliged to pay interest semi-annually from the date of issuance.  The bond is payable in twelve installments which started from October 2005.

Unsecured Bond 3 is calculated based on simple interest and M. Setek is obliged to pay interest payment semi-annually from the date of issuance.  The bond is payable in fourteen installments starting from March 2006.  Each installment is payable at JPY67,500 thousand and the remaining balance is payable at final installment.

All of the aforementioned bonds are secured by bank guarantees through a syndicated bank guarantee facility.  Based on financial covenants under the syndicate agreement for the Secured Bond 4, AUO is obliged to maintain certain defined level of current ratio (defined as current assets divided by current liabilities excluding current portion of long-term debts), debt ratio, interest coverage ratio, and tangible net worth.

Certain of the Company’s assets were pledged to secure the bonds payable; see note 36.

19.	Convertible Bonds Payable

AUO issued unsecured overseas convertible corporate bonds (hereinafter referred to as “ECB 4”) on October 13, 2010 with par value of US$800,000 thousand and coupon rate at 0%.  The duration period is five years commencing from the issuance date.  As the overseas convertible bonds are denominated in a currency that is different from AUO’s functional currency, the conversion features qualified as embedded derivative instruments and were required to be bifurcated from the debt host. The fair value of convertible bonds payable is estimated based on Least Square Monte Carlo Simulation.

On September 23, 2011, AUO purchased the outstanding ECB 4 with par value of US$100,000 thousand.  The balance of outstanding convertible bonds both was US$700,000 thousand as of March 31, 2013, and December 31, March 31, and January 1, 2012.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

Convertible bonds payable as of March 31, 2013, and December 31, March 31, and January 1, 2012 consisted of the following:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
	(in thousands)
Par value of ECB 4	$24,840,000	24,840,000	24,840,000	24,840,000
Unamortized discount	(106,293)	(116,720)	(147,970)	(158,377)
Accrued interest payable	1,515,966	1,319,370	874,160	738,628
Accumulated purchase amount	(3,105,000)	(3,105,000)	(3,105,000)	(3,105,000)
Effect of change in exchange rates	(773,200)	(1,339,567)	(1,020,604)	(528,123)
Convertible bonds payable	$22,371,473	21,598,083	21,440,586	21,787,128
Embedded derivative- conversion rights classified as fair value recognized through profit or loss	$-	-	-	-

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)
Interest expense (including amortization of discount )	$168,997	162,990

Significant terms of the aforementioned convertible bonds payable were as follows:

Conversion method	Bondholders may, at any time from 41 days after issuance to 10 days before maturity, convert ECB4 into common shares or ADSs of the Company.

Conversion price	Original price at NT$40.74. The conversion price was adjusted to NT$39.90 as a result of earnings distributions, as approved by stockholders on June 10, 2011.

Exchange rate	US$:NT$ exchange rate of NT$30.778 / US$1.00

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

Redemption terms
Unless previously redeemed, purchased and cancelled, or converted, bonds are redeemable on maturity at a redemption price equal to 115.34% of the unpaid principal amount thereof.

(a)   Effective from the third anniversary of issuance, AUO may, redeem the outstanding bonds at the early redemption amount, in whole or in part, if the closing price (translated into U.S. dollars at the prevailing rate) of its common shares on the Taiwan Stock Exchange is at least 130% of the conversion price for a period of 20 out of 30 consecutive trading days.

(b)   AUO may redeem the total amount of outstanding bonds in whole at the early redemption amount in the event that 90% of the bonds have been previously redeemed, converted, or purchased and cancelled.

(c)   AUO may redeem the total amount of outstanding bonds in whole at the early redemption amount if as a result of certain changes relating to the tax laws in the ROC or such other jurisdiction in which AUO is then organized, AUO is required to pay additional amounts.

Repurchase terms
(a)   Bondholders bear the right to request AUO to repurchase bonds, in whole or in part, at the early redemption amount in the event that AUO’s common shares cease to be listed or admitted to trading on the Taiwan Stock Exchange (for the avoidance of doubt, temporary suspension of trading of AUO’s common shares on the Taiwan Stock Exchange in accordance with the regulations of the Taiwan Stock Exchange is excluded.)

(b)   Bondholders bear the right to request AUO to repurchase bonds, in whole or in part, at the early redemption amount when one or more persons, acting in concert, acquire legal or beneficial ownership of over 50% of AUO’s capital stock.  A “person” aforementioned does not include AUO’s directors and AUO’s majority-owned direct or indirect subsidiaries.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

20.	Long-term Borrowings

Bank or agent bank	Durations	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
		(in thousands)
Syndicated loans:
Bank of Taiwan and others	From Dec. 29, 2009 to Oct. 15, 2016	$51,600,800	51,600,800	58,000,000	58,000,000
Bank of Taiwan and others	From Sep. 30, 2011 to Sep. 30, 2016	45,000,000	45,000,000	40,000,000	12,000,000
Bank of Taiwan and others	From Sep. 13, 2006 to Sep. 13, 2014	15,998,400	21,331,200	26,664,000	31,996,800
Mega International Commercial Bank and others	From Jan. 19, 2010 to Jan. 19, 2015	15,000,000	19,080,000	23,040,000	27,000,000
Mizuho Corporate Bank and others	From Jun. 27, 2011 to Jun. 27, 2016	11,133,500	11,840,500	11,667,500	7,804,000
Credit Agricole Corporate and Investment Bank and others	From Nov. 2010 to Nov. 2015	10,778,400	10,485,360	10,649,520	10,904,400
Mizuho Corporate Bank and others	From Jun. 27, 2011 to Jun. 27, 2016	6,362,000	6,766,000	6,282,500	6,828,500
Mega International Commercial Bank and others	From Jul. 14, 2006 to Jul. 14, 2013	2,700,000	5,400,000	8,100,000	10,800,000
First Bank and others	From Feb. 10, 2012 to Feb. 10, 2017	4,400,000	4,400,000	1,900,000	-
ABN-AMRO Bank and others	From Aug. 2, 2006 to Aug. 2, 2013	1,455,870	2,543,434	3,504,253	4,779,194
Bank of Taiwan and others	From Feb. 18, 2013 to Aug. 18, 2017	10,600,000	-	-	-
Bank of Taiwan and others	From Dec. 29, 2005 to Dec. 29, 2012	-	-	8,221,400	8,221,400
Unsecured loans	From Mar. 2007 to Feb. 21, 2018	10,249,980	10,647,559	14,046,140	14,214,885
Mortgage loans	From Feb. 28, 2006 to Nov. 2015	2,991,236	3,813,559	7,237,551	6,407,890
		$188,270,186	192,908,412	219,312,864	198,957,069
Less: transaction costs		(109,285)	-	-	-
		188,160,901	192,908,412	219,312,864	198,957,069
Less: current portion		(48,667,410)	(45,490,589)	(44,378,668)	(42,868,289)
		$139,493,491	147,417,823	174,934,196	156,088,780
Unused credit facility		$15,089,419	7,232,213	23,507,317	45,881,909
Interest rate range		0.6037%~ 6.77%	0.658%~ 7.315%	0.6435%~ 8.28%	0.645%~ 7.935%

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

As of March 31, 2013, future principal repayments were as follows:

(in thousands)
April 1 to December 31, 2013	$31,258,147
2014	60,221,341
2015	47,238,852
2016	42,320,754
2017 and thereafter	7,231,092
Total	$188,270,186

The Company entered into the aforementioned long-term loan arrangements with banks and financial institutions to finance capital expenditures on construction projects and the purchase of machinery and equipment. A commitment fee is negotiated with Bank of Taiwan and First Bank, and is calculated based on the committed-to-withdraw but unused balance, if any.  No commitment fees were paid as of March 31, 2013.

These credit facilities contain covenants that require the Company to maintain certain financial ratios, calculating based on the annual audited consolidated financial statements, such as current ratio (defined as current assets divided by current liabilities excluding (a) current portion of long-term debt or (b) current portion of long-term debt and equipment and construction payable), leverage ratio (to be calculated as the sum of short-term borrowings plus current installments of long-term debts and long-term debts to consolidated tangible net worth), interest coverage ratio, tangible net worth and others as specified in the loan agreements.

As per the Company’s annual audited consolidated financial statements for the year 2012, with the exception of the tangible net worth and leverage ratio on most long-term borrowings, the Company complied with all other financial covenants. As per these loan agreements, failure to comply with financial covenants is not considered as an event of default under loan agreement until a resolution is made by a majority of the banks and financial institutions of any abovementioned long-term borrowings refusing to grant their waivers. As of March 31, 2013, the Company has no event of defaults based on the aforementioned clauses, and consequently, the loans which were classified as noncurrent borrowings are currently not callable by the banks and financial institutions.

Refer to note 32 for detailed information of exposures to interest rate, currency, and liquidity risk. Refer to note 36 for assets pledged as collateral to secure the aforementioned long-term borrowings.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

21.	Provisions

(1)	Provisions for warranties

The balances of provision for warranties as of March 31, 2013 and 2012 were $2,507,800 thousand and $2,578,020 thousand, respectively. Provisions made and provisions used (or reversed) for the three-month period ended March 31, 2013 were $97,502 thousand and $271,113 thousand, respectively. Provisions made and provisions used (or reversed) for the three-month period ended March 31, 2012 were $19,181 thousand and $125,584 thousand, respectively.

The provision is estimated based on historical experience of warranty claims rate associated with similar products and services.  The Company expects most provision will be utilized for two years from the date of purchase.

(2)	Provisions for litigation, decommissioning obligations and others

The balance of provisions for litigation, decommissioning obligations and others as of March 31, 2013 and 2012 were $19,264,450 thousand and $18,743,605 thousand, respectively. Provisions made and provisions used for the above-mentioned liabilities for the three-month period ended March 31, 2013 were $1,184,876 thousand and $8,720,187 thousand, respectively. Provisions made and provisions used for the above-mentioned liabilities for the three-month period ended March 31, 2012 are $15,154 thousand and $1,225,709 thousand, respectively.

The provisions for litigation, decommissioning obligations and others are expected to pay pursuant to the outcome of the appeal and the relevant agreements. Additionally, among the above-mentioned provisions for litigation, AUO has paid the full amount of the fine for filing an appeal to the General Court of the European Union. See not 37 (d) (2) for further information.

22.	Operating Lease

(1)	Lessee

Non-cancellable lease payments as of March 31, 2013, and December 31, March 31, and January 1, 2012 were:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
	(in thousands)
Less than one year	$727,462	855,996	782,154	1,009,189
Between one and five years	2,029,436	1,608,999	1,955,858	1,885,667
More than five years	5,277,824	3,682,790	4,074,578	4,078,436
	$8,034,722	6,147,785	6,812,590	6,973,292

AUO entered into various operating lease agreements for operating facilities and land with the Science Park Administration Bureaus for periods from March 1, 1994, to December 31, 2027.  In

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

addition, the Company’s subsidiaries, including Toppan CFI, AUCZ, ACTW and M. Setek, also entered into operating lease agreements for operating facilities and land for periods from April 13, 2009, to December 31, 2030.

Rental expense for operating leases amounted to $312,706 thousand and $313,238 thousand for the three-month periods ended March 31, 2013 and 2012, respectively.

The Company’s subsidiaries in China have obtained the land use rights which allow to use certain parcel of land in the specific period.

(2)	Lessor

The Company leases partial properties to third parties under operating lease.

Non-cancellable lease receivables as of March 31, 2013, and December 31, March 31, and January 1, 2012, were as follows:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
	(in thousands)
Less than one year	$57,540	60,607	15,882	29,941
Between one and five years	40,138	52,034	27,125	27,776
More than five years	117,425	119,438	12,586	13,888
	$215,103	232,079	55,593	71,605
Refer to note 28 for rental income. Repair and maintenance expenses incurred for aforementioned operating leases for the three-month periods ended March 31, 2013 and 2012 amounted to $3,321 thousand and $3,330 thousand, respectively.

23.	Employee Benefit

(1)	Defined benefit plans

In the prior fiscal year, there is no material volatility of the market, no material reimbursement and settlement or other material one-time events. As a result, pension cost in the interim financial statements is measured and disclosed according to paragraph B9 of IAS 34 Interim Financial Reporting. The defined benefit obligation of AUO, Toppan CFI and M. Setek is reconciled as follows:

	December 31, 2012	December 31, 2011
	(in thousands)
Present value of the defined benefit obligation	$(2,468,402)	(2,075,995)
Fair value of plan assets	1,599,329	1,500,839
Pension liabilities	$(869,073)	(575,156)

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

The Company’s pension cost recognized in profit or loss for the three-month periods ended March 31, 2013 and 2012 were as follows:

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)
Service cost	$5,456	5,494
Interest cost	9,701	9,078
	$15,157	14,572

The Company’s actuarial losses recognized in other comprehensive loss (pre-tax) were $369,539 thousand and nil as of December 31, 2012, and January 1, 2012, respectively.

Significant weighted-average actuarial assumptions used for the pension plans of AUO, Toppan CFI and M. Setek were as follows:

December 31, 2012
Discount rate	0.594%~1.75%
Expected long-term rate of return on plan assets	0.00% ~ 1.75%
Rate of increase in future compensation levels	1.19%~3.00%

The Company plans to contribute to fund assets in the amount of $70,381 thousands within nine months for the period ended March 31, 2013.

The Company uses judgments and estimates to determine the present value of its post-employment benefit plan. The estimates were based on assumptions of employee leave rates, future salary increase rates and etc. The estimated defined obligation may be significantly varied by changes of any significant assumptions.

As of March 31, 2013, the Company’s pension liability for the defined benefit plan amounts to $809,314 thousand. The liability for the defined benefit plan may increase by $644,822 thousand or decrease by $503,284 thousand when future salary increase rate increases or decreases by 1%.

(2)	Defined contribution plans

For the three-month periods ended March 31, 2013 and 2012, the Company set aside $206,667 thousand and $191,246 thousand of the pension costs under the pension plan to the Bureau of the Labour Insurance. For the three-month periods ended March 31, 2013 and 2012, the Company recognized pension expenses of $262,334 thousand and $219,890 thousand for the defined contribution plan in overseas subsidiaries based on their respective local government regulations

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

24.	Income Taxes

Tax expense in the interim financial statements is measured and disclosed according to paragraph B12 of IAS 34 Interim Financial Reporting.

The Company cannot file a consolidated tax return under local regulations. Therefore, AUO and its subsidiaries calculate their income tax liabilities individually in accordance with their respective enacted tax rates. For the three-month periods ended March 31, 2013 and 2012, the components of income tax expense (benefits) were as follows:

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)
Current tax expense
Current period	$103,261	209,187
Adjustment for prior years	(6,446)	(359)
	96,815	208,828
Deferred tax expense
from temporary differences	17,436	(457,348)
Total income tax expense (benefits)	$114,251	(248,520)

Income tax expense (benefits) recognized directly in other comprehensive income for the three-month periods ended March 31, 2013 and 2012 were as follows:

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)
Foreign currency translation adjustments	$243,288	(155,897)
Cash flow hedges	2,534	9,832
Other comprehensive income resulted from equity-accounted investees	2,400	(18,327)
	$248,222	(164,392)

As of March 31, 2013, the tax authorities had completed the examination of income tax returns of AUO and its subsidiaries located in the Republic of China with the exception of SGPC through 2010.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

Information related to the imputation credit account (“ICA”) of AUO was summarized below:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
	(in thousands)
Accumulated deficits earned in 1998 and thereafter	$57,864,666	54,671,048	31,033,991	17,127,564
ICA balance	$5,307,823	5,307,823	5,148,354	5,148,354

	For the year ended December 31,
	2012	2011
	(estimated)	(estimated)
Creditable ratio for earnings distribution to Republic of China resident stockholders	－	－

25.	Capital and Other Equity

(1)	Common stock

AUO’s authorized and issued common stock, with par value of $10 per share, all amounted to $100,000,000 thousand and $88,270,455 thousand, respectively as of March 31, 2013, and December 31, March 31, and January 1, 2012.

AUO’s ADSs were listed on the New York Stock Exchange.  Each ADS represents the right to receive 10 shares of common stock.  As of March 31, 2013, AUO had issued 58,297 thousand ADSs, which represented 589,269 thousand shares of its common stock.

On February 28, 2013, AUO’s board of directors passed a resolution to issue 640 million to 800 million common shares for cash through offering ADSs. The Company has received FSC’s approval letter (document No.1020006417) dated on March 14, 2013 and has not issued any as of April 25, 2013.

(2)	Capital surplus

Balance of capital surplus as of March 31, 2013, and December 31, March 31, and January 1, 2012 were as follows:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
	(in thousands)
From common stock	$51,794,831	51,794,831	51,794,831	51,794,831
From convertible bonds	6,797,012	6,797,012	6,797,012	6,797,012
From merger	54,229,454	53,924,140	56,395,945	56,395,945
	$112,821,297	112,515,983	114,987,788	114,987,788

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

According to the Republic of China Company Act, capital surplus, including premium from stock issuing and donations received, shall be applied to offset accumulated deficits before it can be used to increase common stock or distribution cash dividends.  Pursuant to Regulations Governing the Offering and Issuance of Securities by Securities Issuers, the total sum of capital surplus capitalized per annum shall not exceed 10 percent of the paid-in capital.

(3)	Legal reserve

According to the Republic of China Company Act, 10 percent of the annual earnings after payment of income taxes due and offsetting accumulated deficits, if any, shall be allocated as legal reserve until the accumulated legal reserve equals the issued common stock.  When a company incurs no loss, it may, pursuant to a resolution to be adopted by a stockholders' meeting, distribute its legal reserve by issuing new shares or by cash, only the portion of legal reserve which exceeds 25 percent of the paid-in capital may be distributed.

(4)	Distribution of earnings and dividend policy

According to AUO’s articles of incorporation, 10 percent of the annual earnings, after payment of income taxes due and offsetting accumulated deficits, if any, shall be set aside as a legal reserve.  In addition, a special reserve in accordance with applicable laws and regulations shall also be set aside.  The remaining earnings may be distributed as follows:

(i)	at least 5 percent as employee bonuses;
(ii)	at most 1 percent as remuneration to directors; and
(iii)	the remaining portion, in whole or in part, as dividends to common stockholders.

Pursuant to regulations promulgated by the Financial Supervisory Commission, and effective from the distribution of earnings for fiscal year 1999 onwards, a special reserve equivalent to the total amount of items that are accounted for as deductions to the equity shall be set aside from current earnings, and not distributed.  The special reserve shall be made available for appropriation to the extent of reversal of deductions to equity in subsequent periods.

The appropriation of AUO’s net earnings may be distributed by way of cash dividend, stock dividend, or a combination of cash and stock dividends.  The policy for dividend distribution considers factors such as the current and future investment environment, fund requirements, domestic and international competition, capital budgets, the benefits to stockholders, equalization of dividends, and long-term financial planning.  Earnings distribution is proposed by the board of directors and approved at the stockholders’ meeting.  Pursuant to the articles of incorporation, the cash dividend shall not be less than 10 percent of the total dividends.

According to the resolution of AUO’s annual stockholders’ meeting on June 13, 2012, AUO offset its net loss arising from 2011 with its capital surplus and legal reserve.

The proposal for loss off-setting of 2012 is subject to the resolution of AUO’s annual stockholders’ meeting, which is scheduled on June 19, 2013.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

AUO did not award any bonus to directors and profit sharing to employees due to net loss for the three-month periods ended March 31, 2013 and 2012.

(5)	Other equity

(i)	Foreign currency translation adjustment

Foreign currency differences arising from the translation of financial statements of foreign subsidiaries, associates, and joint ventures are as below:

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)
Balance as of January 1	$1,350,763	2,408,853
From foreign subsidiaries, net of tax	1,148,958	(853,586)
From associates, and joint ventures, net of tax	68,019	(141,445)
Balance as of March 31	$2,567,740	1,413,822

(ii)	Unrealized gains and losses arising from the available-for-sale investment

Unrealized gains and losses arising from the available-for-sale investment comprise of revaluation gains and losses of the available-for-sale investment before it is being sold or impaired are as below:

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)
Balance as of January 1	$15,449	(41,729)
Unrealized losses of available-for-sale financial assets, net of tax	(1,709)	(86,762)
Reclassification to profit or loss owing to disposal	-	102,450
Unrealized loss of available-for-sale financial assets held by associates, net of tax	(13,300)	(29,798)
Balance as of March 31	$440	(55,839)

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(iii)	Cash flow hedge

Cash flow hedge includes hedges on risks on those transactions which have not incurred. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income.

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)
Balance as of January 1	$(27,402)	(144,080)
Unrealized gain on cash flow hedge, net of tax	12,374	48,003
Balance as of March 31	$(15,028)	(96,077)

26.	Earnings (loss) Per Share (“EPS”)

Basic EPS for the three-month periods ended March 31, 2013 and 2012 was calculated as follows:

	For the three-month periods ended March 31,
	2013		2012
	Pre-tax	After tax	Pre-tax	After tax
	(in thousands, except for per share data)
Net loss attributable to stockholders of AU Optronics Corp.:	$(3.072,527)	(3,173,479)	(13,866,985)	(13,590,055)
Weighted-average number of shares outstanding during the period	8,827,046	8,827,046	8,827,046	8,827,046
Basic EPS:	$(0.35)	(0.36)	(1.57)	(1.54)

The diluted earnings per share was not calculated due to the anti-diluted effect of net loss incurred for the three-month periods ended March 31, 2013 and 2012.

27.	Revenue

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)
Sale of goods	$91,726,271	79,522,286
Other operating revenue	2,517,908	1,579,364
	$94,244,179	81,101,650

Refer to note 39 for segment information.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

28.	Other Income

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)

Interest income on bank deposits	$58,436	105,954
Interest income on government bonds with reverse repurchase agreements and others	11,418	25,013
Rental income	86,057	139,420
Compensation income	-	242,061
Grants and others	121,002	346,182
	$276,913	858,630

29.	Other Gains and Losses

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)
Foreign exchange gains, net	$986,348	730,940
Losses on valuation of financial assets and liabilities measured at fair value through profit or loss	(766,056)	(701,994)
Disposal of investments and financial assets, gains, net	47,703	190,566
Disposal of property, plant and equipment, and intangible assets gains, net	2,989	70,124

Litigation provisions and other losses	(1,187,084)	(118,178)
	$(916,100)	171,458

30.	Finance Costs

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)

Interest expense on bonds	$168,997	188,581
Interest expense on long-term borrowings	1,051,003	1,166,442
Interest expense on short-term borrowings and others	60,470	60,466
	$1,280,470	1,415,489

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

31.	Reclassification of Other Comprehensive Income

Reclassification of components of other comprehensive income of the Company for the three-month periods ended March 31, 2013 and 2012 is as follows:

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)
Foreign currency translation adjustment:
Translation adjustment of financial statements of foreign subsidiaries	$1,634,726	(1,149,560)
Effect of income tax	(243,288)	155,897
Foreign currency translation adjustment recognized in other comprehensive income	$1,391,438	(993,663)
Available-for-sale financial assets
Net change in fair value	$(1,310)	(86,025)
Reclassified to profit or loss	-	102,450
Net change in fair value recognized in other comprehensive income	$(1,310)	16,425
Cash flow ledge:
Unrealized gains on cash flow hedges	$14,908	57,835
Effect of income tax	(2,534)	(9,832)
Gains recognized in other comprehensive income	$12,374	48,003
Comprehensive income of associates and joint ventures
Translation adjustments of financial statements of associates and joint ventures	$73,670	(153,133)
Net change in fair value of available-for-sale financial assets	(16,550)	(36,423)
Reclassified of unrealized gain of available-for-sales to profit or loss	(1)	(14)
Actuarial loss on defined benefit plan	(23)	(250)
Effect of income tax	(2,400)	18,327
Gains (losses) recognized in other comprehensive income	$54,696	(171,493)

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

32.	Financial Instruments

(1)	Credit risk

(i)	Credit risk exposure

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposures to credit risk are mainly from:

a.	The carrying amount of financial assets recognized in the condensed consolidated balance sheet.

b.	The amount of liabilities as a result from the Company providing financial guarantee to its customers.

The Company’s potential credit risk is derived primarily from cash in bank, cash equivalents and trade receivables. The Company deposits its cash and cash equivalent investments with various reputable financial institutions of high credit quality. The majority of these financial institutions are located in the ROC. Management performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution. Management believes that there is a limited concentration of credit risk in cash and cash equivalent investments.

The majority of the Company’s customers are in high technology industries.  Management continuously evaluates and controls the credit quality, credit limit and financial strength of its customers to ensure any overdue receivables are taken necessary procedures. The Company also flexibly makes use of prepayments, accounts receivable factoring and credit insurance as credit enhancement instruments. If necessary, the Company will request collaterals from its customers or invest in credit insurance.

Additionally, on the reporting date, the Company reviews the recoverability of its receivables to provide appropriate valuation allowances. Consequently, management believes there is a limited concentration of its credit risk.

For the years ended December 31, 2013 and 2012, the Company’s five largest customers accounted for 34.9% and 36.0%, respectively, of the Company’s consolidated net revenue. There is no other significant concentration of credit risk.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(ii)	Impairment loss

Aging analysis of account receivables, including those from related parties and non-related parties but excluding allowance for sales returns and discounts, on report date is as follows:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
	(in thousands)

Current	$35,167,578	35,622,852	41,426,389	43,094,120
Past due 0~60 days	2,927,125	6,829,065	7,854,791	7,771,668
Past due 61~180 days	749,440	78,066	905,471	569,602
Past due over 180 days	68,170	86,696	257,365	178,066
	$38,912,313	42,616,679	50,444,016	51,613,456

The movement in the allowance of accounts receivables was as follows:

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)
Balance as of January 1	$68,150	81,925
Impairment loss provided	1,422	145
Effect of change in exchange rates	(2,103)	(3,841)
Balance as of March 31	$67,469	78,229

The valuation allowance provided at March 31, 2013 was for customers who can’t repay their remaining payables to the Company due to economic environments. The Company provided 100% valuation allowances for those receivables with aging more than 180 days, by considering the repayment history and an analysis of specific customer credits. For those receivables’ aging less than 180 days, the Company considers the age and past experiences with respective customers to evaluate the possible uncollected balances.

Valuation allowance of accounts receivables is accounted for as bad debt expense. The Company uses the valuation allowance to offset against uncollected receivables when it is deemed uncollectable. As of March 31, 2013, and December 31, March 31, and January 1, 2012, there was no significant impairment loss on the Company’s receivables.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(2)	Liquidity risk

The followings, except for accounts payable and equipment and construction payable, are the contractual maturities of other financial liabilities. The amounts are included estimated interest payments but excluding the impact of netting agreements, except for short-term borrowings.

	Carrying amount	Contractual cash flows	2013.4.1~ 2013.12.31	2014.1.1~ 2014.12.31	2015.1.1~ 2017.12.31	2018 and thereafter
	(in thousands)
March 31, 2013
Non-derivative financial liabilities
Short-term borrowings	$5,935,515	5,935,515	5,935,515	-	-	-
Convertible bonds payable	22,371,473	24,172,957	-	-	24,172,957	-
Long-term borrowings (including current installments)	188,160,901	196,605,239	34,239,859	63,109,736	99,022,591	233,053
Guarantee deposits	875,183	875,183	3,761	4,576	2,992	863,854
Derivative financial liabilities
Forward exchange contracts－inflows	292,403	(17,594,602)	(17,594,602)	-	-	-
Forward exchange contracts－outflows	(407,952)	17,458,993	17,458,993	-	-	-
Interest rate swap contracts	43,639	63,925	31,314	32,611	-	-
Options contracts	24,309	24,212	24,212	-	-	-
	$217,295,471	227,541,422	40,099,052	63,146,923	123,198,540	1,096,907

	Carrying amount	Contractual cash flows	2013.1.1~ 2013.12.31	2014.1.1~ 2014.12.31	2015.1.1~ 2017.12.31	2018 and thereafter
	(in thousands)
December 31, 2012
Non-derivative financial liabilities
Short-term borrowings	$8,620,050	8,620,050	8,620,050	-	-	-
Convertible bonds payable	21,598,083	23,515,750	-	-	23,515,750	-
Long-term borrowings (including current installments)	192,908,412	200,988,563	51,293,526	63,444,168	86,250,869	-
Guarantee deposits	1,033,644	1,033,644	10,684	3,791	17,586	1,001,583
Derivative financial liabilities
Forward exchange contracts－inflows	804,001	(18,673,156)	(18,673,156)	-	-	-
Forward exchange contracts－outflows	(23,621)	19,389,553	19,389,553	-	-	-
Interest rate swap contracts	58,547	100,571	62,202	38,369	-	-
Options contracts	54,000	62,208	62,208	-	-	-
	$225,053,116	235,037,183	60,765,067	63,486,328	109,784,205	1,001,583

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

	Carrying amount	Contractual cash flows	2012.4.1~ 2012.12.31	2013.1.1~ 2013.12.31	2014.1.1~ 2016.12.31	2017 and thereafter
	(in thousands)
March 31, 2012
Non-derivative financial liabilities
Short-term borrowings	$6,884,906	6,884,906	6,884,906	-	-	-
Bonds payable (including current installments)	3,535,003	3,574,918	3,574,918	-	-	-
Convertible bonds payable	21,440,586	23,883,915	-	-	23,883,915	-
Long-term borrowings (including current installments)	219,312,864	230,780,069	33,693,125	50,855,238	145,744,948	486,758
Guarantee deposits	1,051,805	1,051,805	30,359	235	-	1,021,211
Derivative financial liabilities
Forward exchange contracts－inflows	258,207	(17,643,720)	(17,643,720)	-	-	-
Forward exchange contracts－outflows	(30,896)	16,926,672	16,926,672	-	-	-
Interest rate swap contracts	140,401	224,658	83,485	83,086	58,087	-
Options contracts	120,511	130,716	58,299	72,417	-	-
	$252,713,387	265,813,939	43,608,044	51,010,976	169,686,950	1,507,969

	Carrying amount	Contractual cash flows	2012.1.1~ 2012.12.31	2013.1.1~ 2013.12.31	2014.1.1~ 2016.12.31	2017 and theafter
	(in thousands)
January 1, 2012
Non-derivative financial liabilities
Short-term borrowings	$7,850,793	7,850,793	7,850,793	-	-	-
Bonds payable (including current installments)	3,564,383	3,629,781	3,629,781	-	-	-
Convertible bonds payable	21,787,128	24,455,540	-	-	24,455,540	-
Long-term borrowings (including current installments)	198,957,069	209,567,304	49,006,279	50,447,029	110,113,996	-
Guarantee deposits	1,072,900	1,072,900	54,187	-	-	1,018,713
Derivative financial liabilities
Forward exchange contracts－inflows	17,523	(15,657,963)	(15,657,963)	-	-	-
Forward exchange contracts－outflows	(85,621)	15,584,516	15,584,516	-	-	-
Interest rate swap contracts	198,360	292,136	121,642	100,343	70,151	-
Options contracts	176,185	176,013	90,753	85,260	-	-
	$233,538,720	246,971,020	60,679,988	50,632,632	134,639,687	1,018,713

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

The Company is not expecting that the cash flows included in the maturity analysis could occur significantly earlier or at significantly different amounts.

(3)	Currency risk

(i)	Exposure to currency risk

The Company’s significant exposure to foreign currency risk was as follows:

	Foreign currency	Exchange rate	NTD
	(in thousands)
March 31, 2013
Financial assets
Monetary items
USD	$2,127,094	29.94	63,685,194
JPY	35,467,027	0.3181	11,282,061
EUR	49,249	38.365	1,889,438
Financial liabilities
Monetary items
USD	1,717,716	29.94	51,428,417
JPY	46,817,707	0.3181	14,892,713
EUR	645	38.365	24,745

December 31, 2012
Financial assets
Monetary items
USD	2,664,861	29.126	77,616,741
JPY	26,173,221	0.3383	8,854,401
EUR	126,319	38.548	4,869,345
Financial liabilities
Monetary items
USD	1,981,322	29.126	57,707,985
JPY	42,469,046	0.3383	14,367,278
EUR	10,341	38.548	398,625

March 31, 2012
Financial assets
Monetary items
USD	2,139,799	29.582	63,299,534
JPY	26,456,219	0.359	9,497,783
EUR	61,409	39.347	2,416,260
Financial liabilities
Monetary items
USD	1,652,078	29.582	48,871,771
JPY	35,555,840	0.359	12,764,547
EUR	16,425	39.347	646,274

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

	Foreign currency	Exchange rate	NTD
	(in thousands)
January 1, 2012
Financial assets
Monetary items
USD	2,476,516	30.29	75,013,670
JPY	32,197,451	0.3902	12,563,445
EUR	95,619	39.259	3,753,906
Financial liabilities
Monetary items
USD	1,539,705	30.29	46,637,664
JPY	35,237,397	0.3902	13,749,632
EUR	15,458	39.259	606,866

(ii)	Sensitivity analysis

The Company’s exposure to foreign currency risk arises from the translation of the foreign currency exchange gains and losses on cash and cash equivalents, trade and other receivables, convertible bonds payables, loans and borrowings; and trade and other payables that are denominated in foreign currency.

1 % of depreciation or appreciation of the NTD against the USD, Euro and the Yen at March 31, 2013 and 2012 would have decreased or increased the net loss before tax by $105,094 thousands and $129,310 thousands, respectively. This analysis is based on foreign currency exchange rate variances that the Company considered to be reasonably possible at the reporting date. The analysis assumes that all other variables remain constant. The analysis is performed on the same basis for both periods.

(4)	Interest rate analysis

Please refer to the note for the liquidity risk management and the Company’s interest rate exposure to its financial assets and liabilities.

The following sensitivity analysis is based on the risk exposure to interest rates. For floating interest debt, the analysis assumes that the liability as of the reporting date is outstanding for a year.

If the interest rate increases or decreases by 0.25%, the Company’s net loss before tax will increase or decrease by $113,929 thousands and $127,799 thousands, respectively, for the three-month periods ended March 31, 2013 and 2012 with all other variable factors that remain constant. This is mainly due to the Company’s borrowing in variable rates.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(5)	Fair value

(i)	Fair value and carrying amount

The management has assessed that the carrying amount of non-derivative financial assets－current, including cash and cash equivalents, receivables/payables (including related parties), other current financial assets, and short-term borrowings, approximates their fair value due to their short-term nature.  Except for aforementioned financial instruments, the carrying amount and fair value of other financial instruments of the Company as of March 31, 2013, and December 31, March 31, and January 1, 2012 were as follows:

	March 31, 2013		December 31, 2012		March 31, 2012		January 1, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Financial assets:
Available-for-sale financial assets－noncurrent	$233,080	233,080	235,134	235,134	307,310	307,310	436,774	436,774
Foreign currency forward contracts	407,952	407,952	23,621	23,621	30,896	30,896	85,621	85,621
Interest rate swap contracts	-	-	-	-	3	3	3	3
Options contracts	97	97	66	66	247	247	172	172
Refundable deposits	138,613	138,613	297,692	297,692	581,719	581,719	404,751	404,751

Financial liabilities:
Long-term borrowings (including current installments)	188,160,901	188,190,679	192,908,412	192,908,412	219,312,864	219,312,864	198,957,069	198,957,069
Convertible bonds payable	22,371,473	22,371,473	21,598,083	21,598,083	21,440,586	21,440,586	21,787,128	21,787,128
Current installments of bonds payable	-	-	-	-	3,535,003	3,621,189	3,564,383	3,638,651
Foreign currency forward contracts	292,403	292,403	804,001	804,001	258,207	258,207	17,523	17,523
Interest rate swap contracts	43,639	43,639	58,547	58,547	140,403	140,403	198,401	198,401
Options contracts	24,309	24,309	54,000	54,000	120,511	120,511	176,185	176,185

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(ii)	The following methods and assumptions are used to estimate the fair values of the Company’s financial instruments:

a.
The fair value of financial instruments other than financial assets carried at cost is based on quoted market prices, if available, in active markets.  When quoted prices are unavailable, the fair value is determined based on valuation techniques using estimates and assumptions consistent with the market pricing models taken by market participants.

The fair value of foreign currency forward contracts is computed based on the spot rate and swap points provided by Reuter’s quotes system.  The fair value of interest rate swap is estimated based on market price provided by financial institutions.  Financial institutions use the evaluation models and assumptions to estimate the market price of the individual contract.

b.	The fair value of refundable deposits with no fixed maturity is based on the carrying amount.

c.	The fair value of long-term borrowings and bonds payable is estimated based on the present value of future discounted cash flows.

The discount rate adopted by the Company is the rate of return of a similar financial instrument in the market; the factors include the debtors’ credit rating and the remaining period for principal repayment, etc.  As of December 31, 2012, the company had no fixed-rate long-term borrowings. The Company used a discount rate of 1.3628% as of March 31, 2013.

d.
If the fair value of aforementioned financial instruments is denominated in foreign currency, the Company estimates the fair value based on the spot exchange rate provided by Reuter’s quotes system and adopted consistently.

(iii)	Fair Value Hierarchy

The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

●	Level 1 inputs: Unadjusted quoted prices for identical assets or liabilities in active markets accessible to the entity at the measurement date.

●
Level 2 inputs: Other than quoted prices included in Level 1, inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

●
Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The fair value measurement level of an asset or liability within their fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

	Level 1	Level 2	Level 3	Total
	(in thousands)
March 31, 2013
Assets:
Available-for-sale financial assets－noncurrent	$233,080	-	-	233,080
Foreign currency forward contracts	-	407,952	-	407,952
Options contracts	-	97	-	97
Liabilities:
Foreign currency forward contracts	-	292,403	-	292,403
Interest rate swap contracts	-	43,639	-	43,639
Options contracts	-	24,309	-	24,309
December 31, 2012
Assets:
Available-for-sale financial assets－noncurrent	$235,134	-	-	235,134
Foreign currency forward contracts	-	23,621	-	23,621
Options contracts	-	66	-	66
Liabilities:
Foreign currency forward contracts	-	804,001	-	804,001
Interest rate swap contracts	-	58,547	-	58,547
Options contracts	-	54,000	-	54,000
March 31, 2012
Assets:
Available-for-sale financial assets－noncurrent	$307,310	-	-	307,310
Foreign currency forward contracts	-	30,896	-	30,896
Interest rate swap contracts	-	3	-	3
Options contracts	-	247	-	247
Liabilities:
Foreign currency forward contracts	-	258,207	-	258,207
Interest rate swap contracts	-	140,403	-	140,403
Options contracts	-	120,511	-	120,511

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

	Level 1	Level 2	Level 3	Total
	(in thousands)
January 1, 2012
Assets:
Available-for-sale financial assets－noncurrent	$436,774	-	-	436,774
Foreign currency forward contracts	-	85,621	-	85,621
Interest rate swap contracts	-	3	-	3
Options contracts	-	172	-	172
Liabilities:
Foreign currency forward contracts	-	17,523	-	17,523
Interest rate swap contracts	-	198,401	-	198,401
Options contracts	-	176,185	-	176,185

No transferred events incurred for the three-month periods ended March 31, 2013 and 2012.

33.	Financial Risk Management

(1)	Risk management framework

The Company’s risk management policies are established by the Company’s Crisis Cabinet, which is consisted of highest level management from individual divisions, to identify and analyze strategic risks, financial risks and operational risks faced by the Company, to set appropriate risk limits and controls, to track risks and to monitor risks and adherence to limits.  Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.  The Crisis Cabinet reports to CEO and Chairman the progress of risk controls from time to time and, if necessary, reports to the Board of Directors, depending on the extent of impact of risks. The Crisis Cabinet takes the responsibility of coordinating functional departments to manage and communicate risks, tracks and controls the progress of risk remediation, controls and monitors risks, forms a team to deal with unexpected events, and implements detailed planning procedures.

(2)	Financial risk information

Hereinafter discloses information about the Company’s exposure to variable risks, and the goals, policies and procedures of the Company’s risk measurement and risk management. See footnotes to the condensed consolidated interim financial statements for the quantitative analysis of variable risks.

(i)	Credit risk

See note 32(1)(i) for the analysis of credit risk arising from cash and cash equivalents and trade and other receivables.  For credit of guarantee, the Company’s policy is to provide financial guarantees only to wholly-owned subsidiaries.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset due to an economic downturn or unbalanced demand and supply resulting in a significant drop in product prices. The Company’s approach to managing liquidity is to ensure, as far as possible, that it always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions.

Liquidity risk of the Company is monitored through its corporate treasury department which tracks the development of the actual cash flow position for the Company and uses input from a number of sources in order to forecast the overall liquidity position both on a short and long term basis. Corporate treasury invests surplus cash in money market deposits with appropriate maturities to ensure sufficient liquidity is available to meet liabilities when due, without incurring unacceptable losses or risking damage to the Company’s reputation.

As of March 31, 2013, the Company’s existing unused credit facility under its loan agreements, together with net cash flow from its operating activities, will be sufficient to fulfill its payment obligations over the next twelve months. Therefore, management believes that the Company does not have significant liquidity risk. See note 32(2) for disclosure of contractual maturities of financial liabilities and sensitivity analysis.

(iii)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, which will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are executed in accordance with the Company’s handling procedures for conducting derivative transactions, and also monitored by internal audit department.

(a)	Currency risk

The Company is exposed to currency risk on foreign currency denominated financial assets and liabilities arising from operating, financing and investing activities such that the Company uses forward exchange contracts to hedge its currency risk. Gains and losses derived from the foreign currency fluctuations on underlying assets and liabilities are likely to offset. However, transactions of derivative financial instruments help minimize the impact of foreign currency fluctuations, but the risk cannot be fully eliminated.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

The Company periodically examines portions exposed to currency risks for individual asset and liability denominated in foreign currency and uses forward contracts as hedging instruments to hedge positions exposed to risks.  The contracts have maturity dates that do not exceed six months, and do not meet the criteria for hedge accounting.

(b)	Interest rate risk

The Company’s exposure to changes in interest rates is mainly from floating-rate long-term debt obligations. Any change in interest rates will cause the effective interest rates of long-term borrowings to change and thus cause the future cash flows to fluctuate over time. The Company enters into and designates interest rate swaps as hedges of the variability in cash flows attributable to interest rate risk. See note 32 (4) for disclosure of interest rate risk analysis.

(c)	Equity price risk

See note 8 for disclosure of equity price risk analysis.

34.	Capital Management

Through clear understanding and managing of significant changes in external environment, related industry characteristics, and corporate growth plan, the Company manages its capital to ensure it has sufficient financial resources to maintain proper working capital, to invest in capital expenditures and research and development expenses, to repay debts and to distribute dividends in accordance to its plan. The management determines the most suitable capital in terms of maintaining proper debt-to-equity ratio, interest-bearing debt-to-equity ratio, and other financial ratios. To sustain strong capital base, the Company improves the returns of its shareholder by applying most appropriate debt-to-equity ratio. The Company’s debt to adjusted capital ratios at the end of the reporting periods were as follows:

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
	(in thousands)

Total liabilities	$364,217,443	380,899,579	401,148,176	394,671,395
Total equity	159,980,910	161,516,812	205,626,333	220,099,859
Interest-bearing debts	216,467,889	223,126,545	251,173,359	232,159,373
Debt-to-equity ratio	228%	236%	195%	179%
Interest-bearing debt-to-equity ratio	135%	138%	122%	105%

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

35.	Related-party Transactions

AUO is the ultimate controlling party of the Company.  All significant inter-company balances and transactions are eliminated in the condensed consolidated interim financial statements and are not disclosed in the note. The significant related party transactions were as follows:

(1)	Compensation to executive officers

Executive officers’ compensation comprised:

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)
Short-term employee benefits	$53,700	52,345

(2)	Except as disclosed in the condensed consolidated interim financial statements and other footnotes, the significant related party transactions were as follows:

(i)	Sales:

The significant transactions with related parties were as follows:

	Sales		Receivables from related parties
	For the three-month periods ended March 31,
	2013	2012	March 31, 2013	December 31, 2013	March 31, 2012	January 1, 2012
	(in thousands)
Associates	$11,687,879	7,520,690	6,724,609	5,805,498	4,360,208	5,869,246
Joint ventures	937,051	1,342,043	354,649	385,581	1,037,551	914,359
	$12,624,930	8,862,733	7,079,258	6,191,079	5,397,759	6,783,605

The collection terms for sales to related parties were month-end 30 to 55 days.  The collection terms for sales to unrelated customers were month-end 30 to 60 days.  The pricing and other terms for sales to related parties were not materially different from those with unrelated customers.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(ii)	Purchases:

Significant transactions with related parties were as follows:

	Purchase		Payables to related parties
	For the three-month periods ended March 31,
	2013	2012	March 31, 2013	December 31, 2013	March 31, 2012	January 1, 2012
	(in thousands)
Associate	$13,945,187	14,712,984	16,102,368	15,725,450	16,618,279	17,428,741
Joint ventures	285,537	42,775	182,565	89,478	37,835	25,438
	$14,230,724	14,755,759	16,284,933	15,814,928	16,656,114	17,454,179

The pricing and payment terms with related parties were not materially different from those with unrelated vendors.  The payment terms were 30 to 120 days.

(iii)	Disposal of property, plant and equipment, operating leases, and others

The Company leased portion of its facilities to related parties.  Total rental income for the three-month periods ended March 31, 2013 and 2012, amounted to $33,138 thousand and $48,008 thousand, respectively.  The collection term was quarter-end 15 days, and the pricing was not materially different from that with unrelated parties.

For the three-month periods ended March 31, 2013 and 2012, the selling price to related parties on property, plant and equipment were $35,558 thousand and $21 thousand, respectively.  Gains on disposals for the three-month periods ended March 31, 2013 and 2012, amounted to $7,698 thousand and $10 thousand, respectively.  The collection term was month-end 30 to 45 days and the pricing for sales to related parties was not materially different from that with unrelated parties.

For the three-month periods ended March 31, 2013 and 2012, the Company received other income of $8,261 thousand and $7,049 thousand from related parties.

As of March 31, 2013, and December 31, March 31, and January 1, 2012, other receivables from the aforementioned transactions amounted to $98,954 thousand, $91,185 thousand, $154,431 thousand and $191,499 thousand, respectively.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(iv)	Acquisition of property, plant and equipment and others

For the three-month periods ended March 31, 2013 and 2012, the Company acquired property, plant, and equipment from related parties for a total consideration of $165 thousand and $6,812 thousand, respectively.

For the three-month periods ended March 31, 2013 and 2012, the Company paid other expenses, which comprises rental and other expenses, in the amounts of $93,108 thousand and $112,907 thousand, respectively, to related parties.

As of March 31, 2013, and December 31, March 31, and January 1, 2012, amounts due to related parties as a result of the aforementioned transactions (includes equipment payable) amounted to $97,058 thousand, $76,065 thousand, $139,711 thousand and $180,235 thousand, respectively.

36.	Pledged Assets

Pledged assets	Pledged to secure	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
		(in thousands)
Other financial assets	R&D project, oil purchases and guarantees for customs duties	$404,015	410,592	506,242	158,509
Secured deposit (classified as other current assets)	Guarantees for lawsuit	4,778,288	4,778,288	4,778,288	4,778,288
Land and building	Long-term borrowings	78,110,438	79,807,136	91,966,028	92,496,496
Machinery and equipment	Long-term borrowings and bonds payable	103,730,929	110,411,432	149,052,320	162,782,620
Available-for-sale financial assets	Long-term borrowings	-	2,829	3,270	3,309
		$187,023,670	195,410,277	246,306,148	260,219,222

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

37.	Commitments and Contingencies

The significant commitments and contingencies of the Company as of March 31, 2013, in addition to those disclosed in the aforementioned notes to the condensed consolidated interim financial statements, were as follows:

(a)	Outstanding letters of credit

As of March 31, 2013, the Company had the following outstanding letters of credit for the purpose of purchasing machinery and equipment and materials:

Currency	March 31, 2013
(in thousands)

USD	11,996
JPY	590,420
EUR	768
NTD	51,275
FRF	64

The letters of credit are irrevocable and will expire upon the Company’s payment of the related obligations.

(b)	Technology licensing agreements

Starting 1998, AUO has entered into technical collaboration, patent licensing, and/or patent cross licensing agreements with Fujitsu Display Technologies Corp. (subsequently assumed by Fujitsu Limited), Toppan Printing Co., Ltd. (“Toppan Printing”), Semiconductor Energy Laboratory Co., Ltd., Japan Display East Inc. (formerly Hitachi Displays, Ltd.), Panasonic Liquid Crystal Display, Co., Ltd. (formerly IPS Alpha Technology, Ltd.), Guardian Industries Corp., Fergason Patent Properties LLC, Toshiba Mobile Display Co., Ltd., Sharp Corporation, LG Display Co., Ltd., Samsung Electronics Co., Ltd., Hydis Techonlogies Co., Ltd., E Ink Holdings Inc. and others.  The Company believes that it is in compliance with the terms and conditions of the aforementioned agreements.

(c)	Purchase commitments

On March 31, 2011, AUO signed a long-term materials supply agreement with Corning Display Technologies Taiwan Co., Ltd. (“Corning Taiwan”), under which, AUO and Corning Taiwan agreed on the supply of certain TFT-LCD and color filters glass substrates at negotiated quantity.  The contract is effective from March 30, 2011 to December 31, 2013.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

In April 2011, AUO signed a long-term materials supply agreement with Korean OCI Company Ltd. (“OCI”), under which, AUO and OCI agreed on the supply of certain polysilicon. Purchase prices were determined and adjusted through negotiation on each order basis between both parties. AUO paid proportionate prepayments in three installments to OCI in 2011.  The contract is effective from April 15, 2011 to December 31, 2018.

As of March 31, 2013, significant outstanding purchase commitments for construction in progress, property, plant and equipment totaled $13,912,154 thousand.

(d)	Litigation

(1)	Alleged patent infringements

In February 2007, Anvik Corporation (“Anvik”) filed a lawsuit in the United States District Court for the Southern District of New York against AUO and other TFT-LCD manufacturers, claiming infringement of certain of Anvik’s patents in the United States relating to the use of photo-masking equipment manufactured by Nikon Corporation in the manufacturing of TFT-LCD panels. Anvik is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. The trial was in April 2012 and because the case is relating to Nikon’s equipment, Nikon Corporation defended on behalf of AUO during the trial. In April 2012, the court invalidated Anvik’s patents. Anvik has filed an appeal in July 2012. The United States Court of Appeals for the Federal Circuit reversed summary judgment ruling of the District Court and the case will be remanded to the District Court. While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Management is reviewing the merits of this lawsuit on an on-going basis.

In September 2008, Apeldyn Corporation (“Apeldyn”) filed a lawsuit in the United States District Court for the District of Delaware (“Delaware Court”) against AUO and other TFT-LCD manufacturers, claiming infringement of certain of Apeldyn’s patents in the United States relating to the manufacturing of TFT-LCD panels. In the complaint, Apeldyn is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. The court granted summary judgment of non-infringement of AUO in December 2011. Apeldyn has filed an appeal in September 2012. While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Management is reviewing the merits of this lawsuit on an on-going basis.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

On October 13, 2010, Thomson Licensing SAS and Thomson Licensing LLC (together, “Thomson”) filed a lawsuit in the Delaware Court against AUO, AU Optronics America (“AUUS”), AUO’s customers and other corporations, claiming infringement of certain of Thomson’s patents in the United States relating to the manufacturing of TFT-LCD panels. This case is stayed. On October 25, 2010, Thomson filed a complaint seeking an investigation by the United States International Trade Commission (“ITC”) of our alleged patent infringement. The ITC Judge’s preliminary determination made in January 2012 found that none of the patents asserted by Thomson against AUO were infringed by AUO. In June 2012, ITC affirmed the Administrative Law Judge’s initial determination of no violation of Section 337 ruled in AUO’s favor. Thomson has filed an appeal in July 2012. While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Management is reviewing the merits of this lawsuit on an on-going basis.

On April 25, 2011, Eidos Display, LLC and Eidos III, LLC. (together “Eidos”) filed a lawsuit in the Eastern Texas Court against AUO, AUUS and other Taiwanese TFT-LCD manufacturers, claiming infringement of certain of Eidos’ patents in the United States. Eidos is seeking, among other things, unspecified monetary damages for past infringement and an injunction against future infringement. The Markman hearing was held and AUO and AUUS are awaiting for the court’s ruling.  While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Management is reviewing the merits of this lawsuit on an on-going basis.

On January 28, 2013, Copytele Inc. (“Copytele”), filed a complaint against AUO, AUUS, E Ink Holdings Inc and E Ink Corporation in the Northern District of California Court, claiming breach of contract, fraud and other alleged anti-competitive acts.  Copytele is seeking, among other things, unspecified monetary damages.  While management intends to defend the suit vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Management is reviewing the merits of this lawsuit on an on-going basis.

(2)	Investigation for alleged violation of antitrust and competition laws

AUO and certain of its subsidiaries, along with various competitors in the TFT-LCD industry, are under investigation for alleged violation of antitrust and competition laws of certain jurisdictions. Since December 2006, AUO and certain of its overseas subsidiaries have become involved in antitrust investigations including but not limited by the U.S. DOJ, the European Commission Directorate-General for Competition (the “DG COMP”), the Canada Competition Bureau, the Taiwan Fair Trade Commission, the KFTC, the Japan Fair Trade Commission, the PRC National Development and Reform Commission and the Secretariat of Economic Law of Brazil concerning the allegations of price fixing by manufacturers of TFT-LCD panels. Set forth below is a non-exclusive list of the material antitrust proceedings against AUO and certain of its subsidiaries.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

United States

In June 2010, AUO, AUUS and certain of its current and former officers and employees were indicted in the Northern California Court for alleged violations of Section 1 of the Sherman Act. In March 2012, a jury reached a guilty verdict for charges made by the US DOJ against AUO and AUUS and found the alleged gross gains of AUO, AUUS and their alleged coconspirators at least US$500 million. In September  2012, the Northern California Court rendered judgment against AUO and AUUS regarding the antitrust matter and imposed a fine of US$500 million against AUO to be payable over 3 years, imposed no fine against AUUS.  AUO paid the first installment of US$125 million in January 2013. AUO plans to pay the remaining three installments, each in the amount of US$125 million, in 2013, 2014 and 2015, respectively, subject to the outcome of the appeal. The Northern California Court placed AUO and AUUS on probation for three years, ordered the Company to publish the conviction and fine in three major trade publications in the U.S., as well as assigned a monitor and required us to adopt an effective antitrust compliance program.  AUO and AUUS have lodged an appeal and will take further appropriate actions depending on the developments of this lawsuit.  Although the judgment is being appealed, in accordance with the relevant accounting principles AUO recognized an additional provision for approximately US$223 million in the third quarter of 2012 to adjust the accrued liability for this matter to the full amount of the fine imposed.

Canada

In 2006, AUO received a notice from the Canada Competition Bureau for investigations with respect to possible anticompetitive activities in the TFT-LCD industry. The Canada Competition Bureau notified AUO of the discontinuance of its investigation in February 2012.

Europe

In 2009, the DG COMP issued a “Statement of Objections” to a number of LCD manufacturers, including us, alleging anti-competitive activities. AUO received DG COMP’s Statement of Objections in May 2009 and submitted its reply. In December 2010, DG COMP announced the imposition of fines on five LCD manufacturers, including EUR116.8 million on AUO. AUO paid the full amount of the fine in March 2011 in compliance with the applicable rules and regulations for filing an appeal to the General Court of the European Union to vigorously defend itself. The hearing is scheduled on April 25, 2013 and the decision is anticipated to take at least six months after the hearing. In November 2011, the DG COMP advised AUO that they had begun an investigation of competitor contact regarding small size panels during 1998 to 2006. No determination has been made and AUO does not know when the investigation may be concluded. As with the prior EU investigation, AUO is cooperating with DG COMP and AUO intends to continue to cooperate as warranted as part of AUO’s ongoing defense of this matter. Management is reviewing the merits of this case on an on-going basis.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

Korea

The Korea Fair Trade Commission also requested certain information from AUO and its Korean subsidiary as part of its investigations in 2009. In December 2011, AUO was in receipt of a written decision made by the KFTC alleging the violation of competition rules in Korea conducted by a number of LCD manufacturers, including AUO and imposed fines on a number of LCD manufacturers, including AUO. The fine imposed by KFTC against AUO is 28,442,000,000 Korean Won. AUO paid the full amount of the fine and filed a complaint for objection in the KFTC and also filed an appeal in the Seoul High Court. In February, AUO was notified by the KFTC of a 30% reduction of the fine. In March 2012, KFTC refunded the reduced fine to AUO.

Japan

In 2007, the Japan Fair Trade Commission  requested certain information from AUO and its Japanese subsidiary as part of their investigations. Up to date, no decision has been issued by the Japan Fair Trade Commission and AUO believes that the statutory time period by which the Japan Fair Trade Commission is required to have issued a decision has lapsed.

Taiwan

In January 2009, the Taiwan Fair Trade Commission visited AUO office in Taiwan and requested certain information from AUO as part of its investigations into the TFT-LCD industry. In November 2009, the Taiwan Fair Trade Commission notified AUO of the termination of its investigation.

China

In December 2012, AUO was ordered by the PRC National Development and Reform Commission to refund certain overcharge in the amount of RMB21.89 million for alleged involvement in anticompetitive price fixing practices in the sale of LCD panels to PRC customers between 2001 and 2006. AUO has co-operated with the PRC National Development and Reform Commission and refunded the full amount of RMB21.89 million in January 2013.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

Brazil

AUO received requests from the Secretariat of Economic Law of Brazil for information regarding their investigations. In January 2013, the Secretariat of Economic Law of Brazil initiated official proceedings against AUO. AUO will continue to cooperate with the Secretariat of Economic Law of Brazil and file an official response letter pursuant to the applicable local rules. Management is reviewing the merits of this case on an on-going basis.

AUO has made certain provisions for certain antitrust matters in certain jurisdictions when it is probable that an unfavorable outcome will occur and the amount of loss can be reasonably estimated or the minimal amount of the range of possible loss, if such assessment is possible, where the amount of loss cannot be reasonably estimated. Management will re-assess these loss contingencies each reporting period and will make any additional provisions or necessary adjustments as deemed appropriate. The ultimate outcome of the pending antitrust investigations cannot be predicted with certainty. Any penalties, fines or settlements made in connection with these investigations and/or lawsuits may have a material adverse effect on the Company’s business, results of operation and future prospects.

(3)	Antitrust civil actions lawsuits in the United States and Canada

There are also over 100 civil lawsuits filed against AUO and/or its subsidiaries in the United States and several civil lawsuits in Canada alleging, among other things, antitrust violations. The putative antitrust class actions filed in the United States have been consolidated for discovery in the United States District Court for the Northern District of California. In the amended consolidated complaints, the plaintiffs sought, among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. The Court has issued an order certifying two types of classes that may proceed against AUO and other TFT-LCD companies: direct purchasers and indirect purchasers.

AUO and AUUS have reached a settlement agreement with: (i) the direct purchaser plaintiffs, (“DPP”) for a payment of US$38 million by AUO, and (ii) with the indirect purchaser plaintiffs (“IPP”) and the state attorneys general of eight states, namely Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia and Wisconsin, for a payment of US$161.5 million by AUO and for an additional aggregate payment of US$8.5 million to the eight settling states.  The DPP and IPP settlements have obtained final approval by the Northern California Court.  AUO has fully recognized and paid these settlement amounts.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

Since 2009, AT&T Corp and its affiliates (collectively, “AT&T”), Best Buy, Circuit City, CompuCom Systems, Inc., CompUSA, Costco Wholesale Corp, Dell, HP, Kmart Corp, Kodak, Tracfone, Motorola Inc. (“Motorola”), Nokia Corporation (“Nokia”), Office Depot, P.C. Richard et al., Proview, RadioShack, Sears, Sony, Target Corp., TechData Corporation, Viewsonic and other various business entities, filed civil lawsuits against a number of LCD manufacturers including AUO in the United States and, in the case of Nokia and Sony, in both the United States and the United Kingdom, claiming among other things, unspecified monetary damages and an enjoinment from the alleged antitrust conspiracy. As of the fourth quarter of 2012, AUO and its subsidiaries have reached settlement agreements with AT&T, HP, Dell, Nokia and other business entities, respectively. In the first quarter of 2013 and as of April 25, 2013, AUO and its subsidiaries have reached settlement agreements with Sony, T Mobile and Wal-Mart, respectively. AUO has recognized provisions for the settlement amounts in accordance with the applicable accounting principles. The first track of plaintiffs that have opted out of the class cases are set for trial in July 2013. While management intends to defend these lawsuits vigorously, and at this stage, the final outcome of these matters is uncertain, and the amount of possible loss, if any, is currently not estimable.

Since August 2010, a number of states in the U.S, such as New York State, Illinois State, Florida State, Oregon State, Wisconsin State, Missouri State, Arkansas State, Michigan State, Washington State, West Virginia State, California State, South Carolina State, Mississippi State, Oklahoma State and several retailers and distributors also filed lawsuits against a number of LCD manufacturers including AUO. In June 2012, AUO and AUUS have settled with state attorneys general of eight states namely Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia and Wisconsin. AUO has retained counsel to handle the related matters for the litigation between the remaining states. AUO intends to defend these lawsuits vigorously, and at this stage, the final outcome of these matters is uncertain, and the amount of possible loss, if any, of certain of these lawsuits is currently not estimable. Management is reviewing the merits of these civil lawsuits on an on-going basis.

In addition to the matters described above, the Company is also a party to other litigations or proceedings that arise during the ordinary course of business. Except as mentioned above, the Company is not involved in any material litigation or proceeding which could be expected to have a material adverse effect on the Company’s business or results of operations.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

The Company has made net provisions of $12,761 thousand and $1,184,876 thousand for the three-month periods ended March 31, 2012 and 2013, respectively, with respect to litigation and claims in which management has concluded that the likelihood of an unfavorable outcome is probable and the amount of loss is reasonably estimable.  The total accrued liabilities for those loss contingencies as of March 31, 2012 and 2013 were $18,650,940 thousand and $18,994,549 thousand, respectively.  Management estimates certain possible loss, which by its nature is uncertain and may be materially higher or lower than estimated, in excess of amounts accrued, if any, for these matters is up to $1 billion as of April 25, 2013. The provisions may ultimately be proven to be under- or over-estimated. For the matters described above, management will continue to evaluate the appropriateness of the amounts recorded and will make adjustments to such recorded amounts as deemed necessary. Any penalties, fines, damages or settlements made in connection with these legal proceedings and/or lawsuits may have a material adverse effect on our business, results of operation and future prospects.

(e)	Sales agreements

Since 2006, M. Setek entered into long-term sales agreements with five customers.  The agreements provide that, from 2006 to 2015, M. Setek will sell certain silicon materials or wafers to these customers at certain quantities and prices, with the proportionate installment prepayments made to M. Setek.  These customers may request M. Setek to terminate the agreements and to reimburse the remaining prepayments, if delivery schedule is not met.  As of March 31, 2013, the remaining unearned revenue amounted to US$181,858 thousand.

38.	Subsequent Event: None

39.	Segment and Geographic Information

(a)	Operating segment information

The Company has two operating segments: Display and Solar. The display segment generally is engaged in the design, development, production, assembly and marketing flat panel displays.  The solar segment primarily is engaged in the design, manufacturing and sale of single crystal silicon wafers, ingots and solar modules, as well as providing technical engineering services in clean energy business.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

The Company’s operating segment information for the three-month periods ended March 31, 2013, and 2012 were as follows:

	For the three-month periods ended March 31, 2013
	Display	Solar	Adjustment and eliminations	Consolidated Total
	(in thousands)
Net revenue from external customers	$90,872,287	3,371,892	-	94,244,179
Intersegment revenue	-	-	-	-
Total segment revenue	$90,872,287	3,371,892	-	94,244,179
Operating profit (loss)	$185,023	(1,546,417)	-	(1,361,394)
Non-operating expenses and losses, net				(1,843,996)
Loss before income tax				$(3,205,390)
Depreciation and amortization	$15,742,737	976,522	-	16,719,259

	For the three-month periods ended March 31, 2012
	Display	Solar	Adjustment and eliminations	Consolidated Total
	(in thousands)

Net revenue from external customers	$78,461,409	2,640,241	-	81,101,650
Intersegment revenue	-	-	-	-
Total segment revenue	$78,461,409	2,640,241	-	81,101,650
Operating loss	$(12,028,459)	(1,661,338)	-	(13,689,797)
Non-operating expenses and losses, net				(340,267)
Loss before income tax				$(14,030,064)
Depreciation and amortization	$18,851,890	1,104,151	-	19,956,041

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(b)	Geographic information

A geographical breakdown for the first quarter of 2013 and 2012 were as follows:

(1)	Net revenue from external customers

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)
Taiwan	$33,311,614	28,836,949
PRC	36,114,288	23,429,377
Singapore	5,636,757	7,604,484
Korea	1,731,773	5,690,824
Other foreign countries	17,449,747	15,540,016
	$94,244,179	81,101,650

(2)	Consolidated non-current assets

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)
Taiwan	$237,621,021	279,484,010
PRC	44,855,480	40,801,133
Other foreign countries	42,551,443	49,627,574
	$325,027,944	369,912,717

(c)	Major customer information

For the three-month periods ended March 31, 2013 and 2012, sales to individual customers of consolidated net revenue were as follows:

	For the three-month periods ended March 31,
	2013	%	2012	%
	(in thousands)
Customer A	$13,217,866	14	9,211,513	11

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

40.	Explanation of transition to TIFRS

The consolidated financial statements of the Company as of and for the year ended December 31, 2012, were prepared under ROC GAAP (“previous GAAP”). As stated in note 4(a), these are the Company’s first condensed consolidated interim financial statements for part of the period covered by the first TIFRS annual financial statements and IFRS 1 First-time Adoption of International Financial Reporting Standards (IFRS 1) as endorsed by FSC has been applied.

The accounting policies set out in note 4 have been applied in preparing the condensed consolidated interim financial statements for the comparative information for both the three-month period ended March 31, 2012 and the year ended December 31, 2012, and in the preparation of an opening TIFRS consolidated balance sheet at January 1, 2012 (the Company’s date of transition).

In preparing its opening TIFRS consolidated balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous GAAP. An explanation of how the transition from previous GAAP to TIFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

(a)	Reconciliation of equity

December 31, 2012
Previous GAAP		Effect of transition to TIFRS	TIFRS		Note
(in thousands)
Current assets:
Cash and cash equivalents	$77,425,691	(770,016)	76,655,675	Cash and cash equivalents	1.
Financial assets measured at fair value－current	23,621	-	23,621	Financial assets measured at fair value through profit or loss－current
Notes and accounts receivable, net	36,357,450	-	36,357,450	Notes and accounts receivable, net
Receivables from related parties, net	6,191,079	-	6,191,079	Receivables from related parties, net
Other receivables from related parties	91,185	-	91,185	Other receivables from related parties
－	-	65,832	65,832	Current income tax assets
Inventories, net	42,585,982	-	42,585,982	Inventories
Other current financial assets	1,615,510	770,016	2,385,526	Other current financial assets	1. 8.
Equity investment held for sales	116,390	-	116,390	Non-current assets held for sale
Prepayments and other current assets	9,665,336	(65,832)	9,599,504	Other current assets
Deferred tax assets – current	1,663,795	(1,663,795)	-	－	2.
Total current assets	175,736,039	(1,663,795)	174,072,244

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

December 31, 2012
Previous GAAP		Effect of transition to TIFRS	TIFRS		Note
(in thousands)
Long-term investments:
Financial assets measured at fair value－noncurrent	66	-	66	Financial assets measured at fair value through profit or loss －noncurrent
Available-for-sale financial assets－noncurrent	235,134	-	235,134	Available-for-sale financial assets－noncurrent
Financial assets carried at cost－noncurrent	1,341,890	-	1,341,890	Financial assets carried at cost－noncurrent
Equity-method investments	13,811,600	7,581	13,819,181	Investment in equity-accounted investees	3.
Property, plant and equipment, net	313,992,766	1,525,451	315,518,217	Property, plant and equipment, net	5.7.
－	-	1,265,584	1,265,584	Investment property, net	5.
Intangible assets	14,932,898	-	14,932,898	Intangible assets
Other assets:
Deferred tax assets－noncurrent	12,341,891	4,851,296	17,193,187	Deferred tax assets	2.14.
Deferred charges	2,955,729	(2,955,729)	-	－	6.7.
Idle assets, net	2,364,803	(2,364,803)	-	－	5.
Long-term prepayments for materials and others	2,089,697	1,948,293	4,037,990	Other non-current assets	6.7.8.10
Total Assets	$539,802,513	2,613,878	542,416,391	Total Assets
Current liabilities:
Short-term borrowings	8,620,050	-	8,620,050	Short-term borrowings
Financial liabilities measured at fair value－current	804,001	-	804,001	Financial liabilities measured at fair value through profit or loss－current
Notes and accounts payable	65,695,688	-	65,695,688	Notes and accounts payable
Accounts payables to related parties	15,814,928	-	15,814,928	Accounts payables to related parties
Equipment and construction in progress payable	14,597,502	-	14,597,502	Equipment and construction payable
Other payables to related parties	76,011	-	76,011	Other payables to related parties
－	-	246,548	246,548	Current income tax liabilities
－	-	20,452,981	20,452,981	Provisions－current
Accrued expenses and other current liabilities	40,495,553	(20,072,128)	20,423,425	Other current liabilities	9.
Current installments of long-term borrowings	45,490,589	-	45,490,589	Current installments of long-term borrowings
Total current liabilities	191,594,322	627,401	192,221,723

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

December 31, 2012
Previous GAAP		Effect of transition to TIFRS	TIFRS		Note
(in thousands)
Long-term liabilities:
Financial liabilities measured at fair value－noncurrent	54,000	-	54,000	Financial liabilities measured at fair value through profit or loss－noncurrent
Hedging derivative financial liabilities－noncurrent	58,547	-	58,547	Hedging derivative financial liabilities－noncurrent
Convertible bonds payable	21,598,083	-	21,598,083	Convertible bonds payable
Long-term borrowings, excluding current installments	147,417,823	-	147,417,823	Long-term borrowings, excluding current installments
－	-	8,658,360	8,658,360	Provisions－noncurrent
－	-	2,856,321	2,856,321	Deferred tax liabilities	2.14.
Long-term collection in advance and others	6,421,035	1,613,687	8,034,722	Other non-current liabilities	10.
Total long-term liabilities	175,549,488	13,128,368	188,677,856
Other liabilities	9,423,221	(9,423,221)	-	－
Total liabilities	376,567,031	4,332,548	380,899,579	Total liabilities
Capital Stock:
Common stock, $10 par value	88,270,455	-	88,270,455	Common stock, $10 par value
Capital surplus	114,384,422	(1,868,439)	112,515,983	Capital surplus	3.4.11.
Retained earnings:
Accumulated deficits	(54,614,704)	(56,344)	(54,671,048)	Accumulated deficits	15.
Others	1,110,682	228,128	1,338,810	Other equity	3.
	149,150,855	(1,696,655)	147,454,200
Minority interests	14,084,627	(22,015)	14,062,612	Non-controlling interests
Total stockholders’ equity	163,235,482	(1,718,670)	161,516,812	Total equity
Total liabilities and stockholders’ equity	$539,802,513	2,613,878	542,416,391	Total liabilities and equity

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

March 31, 2012
Previous GAAP		Effect of transition to TIFRS	TIFRS		Note
(in thousands)
Current assets:
Cash and cash equivalents	$86,567,235	(2,232,690)	84,334,545	Cash and cash equivalents	1.
Financial assets measured at fair value－current	30,896	-	30,896	Financial assets measured at fair value through profit or loss－current
Notes and accounts receivable, net	44,968,028	-	44,968,028	Notes and accounts receivable, net
Receivables from related parties, net	5,397,759	-	5,397,759	Receivables from related parties, net
Other receivables from related parties	154,431	-	154,431	Other receivables from related parties
－	-	49,906	49,906	Current income tax assets
Inventories, net	54,185,281	-	54,185,281	Inventories
Other current financial assets	1,757,118	2,252,691	4,009,809	Other current financial assets	1.8.
Prepayments and other current assets	9,741,151	(49,906)	9,691,245	Other current assets
Deferred tax assets – current	1,993,895	(1,993,895)	-	－	2.
Total current assets	204,795,794	(1,973,894)	202,821,900
Long-term investments:
Financial assets measured at fair value－noncurrent	250	-	250	Financial assets measured at fair value through profit or loss －noncurrent
Available-for-sale financial assets－noncurrent	307,310	-	307,310	Available-for-sale financial assets－noncurrent
Financial assets carried at cost－noncurrent	1,416,297	-	1,416,297	Financial assets carried at cost－noncurrent
Equity-method investments	15,591,831	115,289	15,707,120	Investment in equity-accounted investees	3.
Property, plant and equipment, net	348,398,740	814,068	349,212,808	Property, plant and equipment, net	5.7.
－	-	1,273,361	1,273,361	Investment property, net	5.
Intangible assets	15,274,779	-	15,274,779	Intangible assets
Other assets:
Deferred tax assets－noncurrent	12,062,707	4,542,855	16,605,562	Deferred tax assets	2.14.
Deferred charges	3,194,989	(3,194,989)	-	－	6.7.
Other assets	1,972,807	2,182,315	4,155,122	Other non-current assets	6.7.8.10.
Idle assets, net	1,590,445	(1,590,445)	-	－	5.
Total assets	$604,605,949	2,168,560	606,774,509	Total assets

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

March 31, 2012
Previous GAAP		Effect of transition to TIFRS	TIFRS		Note
(in thousands)
Current liabilities:
Short-term borrowings	6,884,906	-	6,884,906	Short-term borrowings
Financial liabilities measured at fair value－current	258,207	-	258,207	Financial liabilities measured at fair value through profit or loss－current
Notes and accounts payable	61,099,319	-	61,099,319	Notes and accounts payable
Accounts payables to related parties	16,656,114	-	16,656,114	Accounts payables to related parties
Equipment and construction in progress payable	17,509,516	-	17,509,516	Equipment and construction payable
Other payables to related parties	127,588	-	127,588	Other payables to related parties
－	-	475,234	475,234	Current income tax liabilities
－	-	20,197,100	20,197,100	Provisions－current
Accrued expenses and other current liabilities	41,310,135	(20,090,706)	21,219,429	Other current liabilities	9.
Current installments of bonds payable	3,535,003	-	3,535,003	Current installments of bonds payable
Current installments of long-term borrowings	44,378,668	-	44,378,668	Current installments of long-term borrowings
Total current liabilities	191,759,456	581,628	192,341,084
Long-term liabilities:
Financial liabilities measured at fair value－noncurrent	120,513	-	120,513	Financial liabilities measured at fair value through profit or loss－noncurrent
Hedging derivative financial liabilities－noncurrent	140,401	-	140,401	Hedging derivative financial liabilities－noncurrent
Convertible bonds payable	21,440,586	-	21,440,586	Convertible bonds payable
Long-term borrowings, excluding current installments	174,934,196	-	174,934,196	Long-term borrowings, excluding current installments
－	-	1,124,525	1,124,525	Provisions－noncurrent
－	-	2,305,587	2,305,587	Deferred tax liabilities	2.14.
Long-term collection in advance and others	7,243,344	1,497,940	8,741,284	Other non-current liabilities	10.
Total long-term liabilities	203,879,040	4,928,052	208,807,092
Other liabilities	2,131,134	(2,131,134)	-	－
Total liabilities	397,769,630	3,378,546	401,148,176	Total liabilities

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

March 31, 2012
Previous GAAP		Effect of transition to TIFRS	TIFRS		Note
(in thousands)
Capital Stock:
Common stock, $10 par value	88,270,455	-	88,270,455	Common stock, $10 par value
Capital surplus	117,321,587	(2,333,799)	114,987,788	Capital surplus	3.4.11.
Retained earnings:
Accumulated deficits	(16,076,537)	917,918	(15,158,619)	Accumulated deficits	15.
Others	1,039,638	222,268	1,261,906	Other equity	3.
	190,555,143	(1,193,613)	189,361,530
Minority interests	16,281,176	(16,373)	16,264,803	Non-controlling interests
Total stockholders’ equity	206,836,319	(1,209,986)	205,626,333	Total equity
Total liabilities and stockholders’ equity	$604,605,949	2,168,560	606,774,509	Total liabilities and equity

January 1, 2012
Previous GAAP		Effect of transition to TIFRS	TIFRS		Note
(in thousands)
Current assets:
Cash and cash equivalents	$90,836,668	(783,400)	90,053,268	Cash and cash equivalents	1.
Financial assets measured at fair value－current	85,621	-	85,621	Financial assets measured at fair value through profit or loss－current
Notes and accounts receivable, net	44,747,926	-	44,747,926	Notes and accounts receivable, net
Receivables from related parties, net	6,783,605	-	6,783,605	Receivables from related parties, net
Other receivables from related parties	191,499	-	191,499	Other receivables from related parties
－	-	72,413	72,413	Current income tax assets
Inventories, net	47,881,948	-	47,881,948	Inventories
Other current financial assets	1,280,078	803,400	2,083,478	Other current financial assets	1.8.
Prepayments and other current assets	8,562,426	(72,413)	8,490,013	Other current assets
Deferred tax assets – current	2,304,158	(2,304,158)	-	－
Total current assets	202,673,929	(2,284,158)	200,389,771

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

January 1, 2012
Previous GAAP		Effect of transition to TIFRS	TIFRS		Note
(in thousands)
Long-term investments:
Financial assets measured at fair value－noncurrent	175	-	175	Financial assets measured at fair value through profit or loss－noncurrent
Available-for-sale financial assets－noncurrent	436,774	-	436,774	Available-for-sale financial assets－noncurrent
Financial assets carried at cost－noncurrent	1,487,795	-	1,487,795	Financial assets carried at cost－noncurrent
Equity-method investments	15,917,335	4,490	15,921,825	Investment in equity-accounted investees	3.
Property, plant and equipment, net	358,478,963	881,939	359,360,902	Property, plant and equipment, net	5.7.
－	-	1,275,954	1,275,954	Investment property, net	5.
Intangible assets	15,428,102	-	15,428,102	Intangible assets
Other assets:
Deferred tax assets－noncurrent	11,064,101	4,822,331	15,886,432	Deferred tax assets	2.14.
Deferred charges	3,321,469	(3,321,469)	-	－	6.7.
Idle assets, net	1,697,615	(1,697,615)	-	－	5.
Long-term prepayments for materials and others	2,271,886	2,311,638	4,583,524	Other non-current assets	6.7.8.10.
Total Assets	$612,778,144	1,993,110	614,771,254	Total Assets
Current liabilities:
Short-term borrowings	7,850,793	-	7,850,793	Short-term borrowings
Financial liabilities measured at fair value－current	17,523	-	17,523	Financial liabilities measured at fair value through profit or loss－current
Notes and accounts payable	65,244,893	-	65,244,893	Notes and accounts payable
Accounts payables to related parties	17,454,179	-	17,454,179	Accounts payables to related parties
Equipment and construction in progress payable	18,761,731	-	18,761,731	Equipment and construction payable
Other payables to related parties	168,004	-	168,004	Other payables to related parties
－	-	415,122	415,122	Current income tax liabilities
－	-	21,458,196	21,458,196	Provisions－current
Accrued expenses and other current liabilities	47,295,070	(21,478,839)	25,816,231	Other current liabilities	9.
Current installments of bonds payable	3,564,383	-	3,564,383	Current installments of bonds payable
Current installments of long-term borrowings	42,868,289	-	42,868,289	Current installments of long-term borrowings
Total current liabilities	203,224,865	394,479	203,619,344

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

January 1, 2012
Previous GAAP		Effect of transition to TIFRS	TIFRS		Note
(in thousands)
Long-term liabilities:
Financial liabilities measured at fair value－noncurrent	176,226	-	176,226	Financial liabilities measured at fair value through profit or loss－noncurrent
Hedging derivative financial liabilities－noncurrent	198,360	-	198,360	Hedging derivative financial liabilities－noncurrent
Convertible bonds payable	21,787,128	-	21,787,128	Convertible bonds payable
Long-term borrowings, excluding current installments	156,088,780	-	156,088,780	Long-term borrowings, excluding current installments
－	-	1,183,461	1,183,461	Provisions－noncurrent
－	-	2,171,296	2,171,296	Deferred tax liabilities	2.14.
Long-term collection in advance and others	7,908,240	1,538,560	9,446,800	Other non-current liabilities	10.
Total long-term liabilities	186,158,734	4,893,317	191,052,051
Other liabilities	2,117,607	(2,117,607)	-	－
Total liabilities	391,501,206	3,170,189	394,671,395	Total liabilities
Capital Stock:
Common stock, $10 par value	88,270,455	-	88,270,455	Common stock, $10 par value
Capital surplus	117,709,063	(2,721,275)	114,987,788	Capital surplus	3.4.11.
Retained earnings:
Accumulated deficits	(2,472,483)	1,220,291	(1,252,192)	Accumulated deficits	15.
Others	1,881,681	341,363	2,223,044	Other equity	3.
	205,388,716	(1,159,621)	204,229,095
Minority interests	15,888,222	(17,458)	15,870,764	Non-controlling interests
Total stockholders’ equity	221,276,938	(1,177,079)	220,099,859	Total equity
Total liabilities and stockholders’ equity	$612,778,144	1,993,110	614,771,254	Total liabilities and equity

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(b)	Reconciliation of comprehensive income for the year ended December 31, 2012 and the three-month periods ended March 31, 2012.

For the year ended December 31, 2012
Previous GAAP		Effect of transition to TIFRS	TIFRS		Note
(in thousands)

Net revenue	$378,470,935	-	378,470,935	Net revenue
Cost of sales	387,145,972	4,447,859	391,593,831	Cost of sales	5.9.10.12.13
Gross loss	(8,675,037)	(4,447,859)	(13,122,896)	Gross loss
Selling expenses	9,802,235	(3,425,056)	6,377,179	Selling expenses	5.9.10.12.13
General and administrative expenses	9,216,436	(12,496)	9,203,940	General and administrative expenses	5.9.10.13
Research and development expenses	10,170,966	(266,667)	9,904,299	Research and development expenses	5.9.10.13
	29,189,637	(3,704,219)	25,485,418
Operating loss	(37,864,674)	(743,640)	(38,608,314)	Operating loss
Interest income	476,117	-	476,117	Other income
Investment gains recognized by equity method, net	347,211	(28,150)	319,061	Share of income of equity-accounted investees	3
Gains on sale of investment securities, net	455,531	-	455,531	Other gains and losses
Foreign currency exchange gains, net	1,988,284	-	1,988,284	Other gains and losses
Other income	2,924,416	(2,924,416)	-	－
Interest expenses	(5,731,213)	-	(5,731,213)	Finance costs
Depreciation of idle assets	(594,364)	594,364	-	－	5
Asset impairment losses	(4,799,673)	-	(4,799,673)	Other gains and losses
Loss on valuation of financial instruments, net	(1,260,588)	-	(1,260,588)	Other gains and losses
Provisions for potential litigation losses and others	(11,211,629)	11,211,629	-	－
—	-	(10,997,319)	(10,997,319)	Other gains and losses
—	-	2,715,426	2,715,426	Other income
Non-operating income and expenses	(17,405,908)	571,534	(16,834,374)	Non-operating income and expenses
Loss before income taxes	(55,270,582)	(172,106)	(55,442,688)	Loss before income taxes
Income tax expense (benefit)	636,422	(40,414)	596,008	Income tax expense (benefit)
Net loss	$(55,907,004)	(131,692)	(56,038,696)	Net loss

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the year ended December 31, 2012
Previous GAAP	Effect of transition to TIFRS	TIFRS		Note
(in thousands)

		(1,174,931)	Foreign currency translation adjustments
		68,425	Net change in fair value of available-for-sale financial assets
		140,576	Effective portion of changes in fair value of cash flow hedges
		(369,539)	Actuarial losses resulted from defined benefit obligation
		(281,954)	Other comprehensive income resulted from equity-accounted investees
		(272,990)	Less: Income tax expense (benefit) on other comprehensive income
		(1,344,433)	Other comprehensive income (loss) for the period, net of taxes
		$(57,383,129)	Total comprehensive income (loss) for the period

For the three-month periods ended March 31, 2012
Previous GAAP		Effect of transition to TIFRS	TIFRS		Note
(in thousands)

Net revenue	$81,101,650	-	81,101,650	Net revenue
Cost of sales	87,550,211	921,137	88,471,348	Cost of sales	5.9.10.12.13
Gross loss	(6,448,561)	(921,137)	(7,369,698)	Gross loss
Selling expenses	2,169,002	(638,703)	1,530,299	Selling expenses	5.9.10.12.13
General and administrative expenses	2,480,037	1,127	2,481,164	General and administrative expenses	5.9.10.13
Research and development expenses	2,387,877	(79,241)	2,308,636	Research and development expenses	5.9.10.13
	7,036,916	(716,817)	6,320,099
Operating loss	(13,485,477)	(204,320)	(13,689,797)	Operating loss

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012
Previous GAAP		Effect of transition to TIFRS	TIFRS		Note
(in thousands)

Interest income	130,967	-	130,967	Other income
Investment gains recognized by equity method, net	44,554	580	45,134	Share of income of equity-accounted investees	3
Gains on sale of investment securities, net	151,392	-	151,392	Other gains and losses
Foreign currency exchange gains, net	730,940	-	730,940	Other gains and losses
Other income	779,753	(779,753)	-	－
Interest expenses	(1,415,489)	-	(1,415,489)	Finance costs
Loss on valuation of financial instruments, net	(701,994)	-	(701,994)	Other gains and losses
Depreciation of idle assets	(166,338)	166,338	-	－	5
Other losses	(97,552)	97,552	-	－
—	-	(8,880)	(8,880)	Other gains and losses
—	-	727,663	727,663	Other income
Non-operating income and expenses	(543,767)	203,500	(340,267)	Non-operating income and expenses
Loss before income taxes	(14,029,244)	(820)	(14,030,064)	Loss before income taxes
Income tax expense (benefit)	(233,617)	(14,903)	(248,520)	Income tax expense (benefit)	3.9.10
Net loss	$(13,795,627)	14,083	(13,781,544)	Net loss
			(1,149,560)	Foreign currency translation adjustments
			16,425	Net change in fair value of available-for-sale financial assets
			57,835	Effective portion of changes in fair value of cash flow hedges
			(189,820)	Other comprehensive income resulted from equity-accounted investees
			(164,392)	Less: Income tax expense (benefit) on other comprehensive income
			(1,100,728)	Other comprehensive income (loss) for the period, net of taxes
			$(14,882,272)	Total comprehensive income (loss) for the period

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(c)	Material adjustments to the statement of cash flows

Proceeds from interest, proceeds from cash dividends and payment for interest were classified as operating cash flows under the previous GAAP, and proceeds from interest and payment for interest were not required to be individually disclosed. In accordance with International Accounting Standards 7 Statement of Cash Flows (“IAS 7”), proceeds from interest of $135,461 thousand and payment for interest of $1,233,862 thousand should be individually disclosed and classified as operating cash flows.

Except for aforementioned differences, there are no other material differences between the statement of cash flows presented under TIFRS and the statement of cash flows presented under the previous GAAP.

(d)	Notes to the reconciliations

1.
Under previous GAAP, time deposits are classified as cash and cash equivalents when they can be converted to cash at any time before maturity without paying a penalty. However under TIFRS, for an investment to qualify as a cash equivalent, it must be readily convertible to a known amount of cash and be subjected to an insignificant risk of changes in value. Therefore, an investment generally qualifies as a cash equivalent only when it has a short maturity, say three months or less from the date of acquisition. Thus, the Company reclassified the time deposits with maturity over three months of $783,400 thousand, $2,232,690 thousand and $770,016 thousand at January 1, March 31, and December 31, 2012, respectively, to other current financial assets.

2.
Under previous GAAP, deferred tax asset or liability is classified as either current or non-current according to the classification of the related asset or liability giving rise to the temporary difference and under TIFRS, deferred tax asset or liability is classified as non-current in balance sheets. Deferred tax assets and liabilities are offset only when there is a legally enforceable right of offset and when other related conditions are met.  Under previous GAAP, a deferred tax asset is recognized and a valuation allowance is recorded to the extent that it is more likely than not that the deferred tax asset will not be realized. However, under TIFRS, a deferred tax asset is recognized if it is probable that it will be realized, and an allowance method is not used. As a result, at January 1, March 31, and December 31, 2012, the Company adjusted deferred tax assets-current of $(2,304,158) thousand, $(1,993,895) thousand and $(1,663,795) thousand, respectively, deferred tax assets-noncurrent of $4,447,937 thousand, $4,263,759 thousand and $4,503,391 thousand, respectively, and deferred tax liabilities-noncurrent of $2,143,779 thousand, $2,269,864 thousand and $2,839,596 thousand, respectively.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

3.
All equity-accounted associates and joint ventures have aligned their accounting policies with those of the Company’s and made related adjustments to conform with TIFRS. Therefore, the Company made corresponding adjustments in the consolidated financial statements. The adjustments to decrease the Company’s long-term investments at January 1, March 31, and December 31, 2012 were $4,490 thousand, $115,289 thousand and $7,581 thousand, respectively. In addition, an adjustment of $(7,070) thousand is made to retained earnings, and an adjustment of $(210,497) thousand is made to other equity.

4.
Under previous GAAP, when the Company does not acquire new shares in proportion to its original ownership percentage when an investee company issues new shares, the Company adjusts the variances generated in capital surplus and long term investments.  Due to the first time adoption of TIFRS, the Company is not required to adjust retrospectively, so the Company reclassified capital surplus of $2,632,211 thousand to retained earnings at January 1, 2012.

5.
Under TIFRS, there is no special accounting treatment to idle asset. Thus the Company transferred idle asset under previous GAAP to property, plant, and equipment and investment properties in accordance with TIFRS. Some lands and buildings of the Company were held to earn rentals or for capital appreciation or both, and therefore, were reclassified from property, plant, and equipment and idle assets into investment properties. The adjustment from idle asset to property, plant and equipment and investment properties were $421,661 thousand and $1,275,954 thousand at January 1, 2012, $317,084 thousand and $1,273,361 thousand at March 31, 2012, and $1,099,219 thousand and $1,265,584 thousand at December 31, 2012, respectively. The Company also reclassified $166,338 thousand and $594,364 thousand of depreciation expenses on idle assets from non-operating expenses to cost of sales and operating expenses for the three-month period ended March 31, 2012 and the year ended December 31, 2012.

6.
The cost of land use rights is recorded as deferred charges under previous GAAP but is treated as long-term prepaid expenses under TIFRS. Therefore the Company made such adjustment. Either under previous GAAP or TIFRS, the cost of land use rights is amortized over the lease term. The amounts of $2,065,934 thousand, $2,009,719 thousand and $1,960,446 thousand were reclassified from deferred charges to long-term prepaid rent at January 1, March 31, and December 31, 2012, respectively.

7.
Under previous GAAP, deferred charges are recorded as other assets. Under TIFRS, deferred charges except for land use rights shall be reclassified into property, plant and equipment, and long-term prepaid expense according to their nature. The Company made an adjustment of $460,278 thousand, $496,984 thousand and $426,232 thousand to property, plant and equipment at January 1, March 31, and December 31, 2012, respectively.  The amounts of $795,257 thousand, $688,286 thousand and $569,051 thousand were also adjusted to long-term prepaid expense at January 1, March 31, and December 31, 2012, respectively.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

8.
Under previous GAAP, the Company presents in a separate line item for restricted cash in bank in balance sheets. Under TIFRS, there is no need for this presentation. Therefore the Company removed the line item of restricted cash in bank and presented the amounts of $158,509 thousand, $506,242 thousand and $410,592 thousand under other current financial assets and other non-current assets in consolidated balance sheets at January 1, March 31, and December 31, 2012, respectively.

9.
Under TIFRS, the Company recognizes legal or constructive obligation arising from employees’ rendered services and accumulating compensated absences. The expected cost of accumulating compensated absences is recognized as accrued expenses. As of January 1, 2012, the Company made an adjustment of $(519,034) thousand to retained earnings. The expected cost of accumulating compensated absences is recorded as payroll expense for the amount of $87,712 thousand for the three-month period ended March 31, 2012 and $191,757 thousand for the year ended December 31, 2012.

10..
The Company recognized defined benefit obligations using actuarial techniques and recognized actuarial gains and losses in the profit or loss over the employees’ remaining service period due to changes in actuarial assumptions or experience adjustments. In accordance with IFRS 1, the Company recognized actuarial gains and losses in equity of $(997,940) thousand at the date of transition.  The Company adjusted pension expense by $(32,110) thousand and retained earnings by $(369,539) thousand for the three-month period ended March 31, 2012 and for the year ended December 31, 2012, according to actuarial report.

11.
Under TIFRS, at the conversion of foreign convertible bonds denominated in a foreign currency, if the conversion is based on a fixed number of equity instruments in exchange for a variable amount of cash (resulted from a fixed amount of cash in foreign currency exchanged in the issuer’s functional currency using a variable exchange rate), the right to convert for such instrument is considered as a derivative financial liability, which is revalued using fair value periodically with any difference being recognized in profit or loss. Under previous GAAP, such conversion is considered a fixed number of equity instruments in exchange for a fixed number of shares. Adjustment of $89,064 thousand was made to retained earnings at January 1, 2012.

12.
Under previous GAAP, a provision for product warranties is classified as operating expense, rather than cost of sales under TIFRS. The Company made a reclassification of $26,556 thousand and $ 952,989 thousand from operating expense to cost of sales for the three-month period ended March 31, 2012 and for the year ended December 31, 2012, respectively.

13.
Under previous GAAP, a provision for patent technology is classified as operating expense, rather than cost of sales under TIFRS. The Company made a reclassification of $726,391 thousand and $ 2,982,813 thousand from operating expense to cost of sales for the three-month period ended March 31, 2012 and for the year ended December 31, 2012, respectively.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

14.	Under TIFRS, deferred tax assets increased (decreased) as follows:

	Note	December 31, 2012	March 31, 2012	January 1, 2012
		(in thousands)

Equity-method investment	3, 4	$(1,086)	(6,267)	104,393
Accumulated compensated absences	9	120,878	103,649	88,479
Defined benefit obligation plan	10	226,529	169,146	169,146
Convertible bonds and others	11	(15,141)	(23,155)	(15,141)
Increase in deferred tax asset		$331,180	243,373	346,877

15.	Under TIFRS, retained earnings increased (decreased) as follows:

	Note	December 31, 2012	March 31, 2012	January 1, 2012
		(in thousands)

Equity-method investment	3, 4	$1,770,055	2,348,490	2,625,141
Accumulated compensated absences	9	(709,039)	(606,807)	(519,034)
Defined benefit obligation plan	10	(1,327,026)	(992,566)	(992,566)
Convertible bonds and others	11	89,064	136,202	89,064
Deferred tax		120,602	32,599	17,686
Increase (decrease) in retained earnings		$(56,344)	917,918	1,220,291

(e)
According to IFRS 1, the Company prepares its first TIFRS financial statement based on the effective TIFRS standards and makes adjustments retrospectively, except for the optional exemptions provided and mandatory exceptions required under IFRS 1. The optional exemptions selected by the company are as follows:

(i)	Business combinations occurred, subsidiaries, associates and joint ventures acquired before January 1, 2012 are not adjusted retrospectively.

(ii)
Any cumulative actuarial gains and losses arising from changes in actuarial assumptions or experience adjustments for defined benefit plans are recognized in equity on transition date, and calculation of the gains and losses are not performed retrospectively.

(iii)	The compensation cost is not recalculated retrospectively for any share-based payments that were vested or settled before January 1, 2012.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

41.	Summary of Significant Differences between TIFRS and Accounting Principles Generally Accepted in the United States of America

The accompanying condensed consolidated interim financial statements have been prepared in conformity with TIFRS, which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”).  A discussion of the significant differences between US GAAP and TIFRS as they apply to the Company is as follows:

(a)	Business combinations

The Company elected not to apply TIFRS retrospectively to business combinations that occurred prior to January 1, 2012, the date of transition to TIFRS, and does not restate any such past business combination to comply with IFRS 3. Consequently, the Company kept the same classification of the past business combinations as under previous GAAP and the carrying amount under previous GAAP of assets acquired and liabilities assumed in such business combination immediately after the business combination becomes their deemed cost at the transition date.

(1)	Merger with Unipac

AUO completed the merger with Unipac on September 1, 2001.  Under the applicable previous GAAP, the merger was accounted for using the pooling-of-interests method, and accordingly, the assets and liabilities of Unipac were recorded based on the carrying value at the date of the merger.  Under US GAAP, the merger was accounted for as the acquisition of Unipac by AUO using the purchase method of accounting.  Under purchase accounting, the purchase price was calculated based on the market value of the shares issued, and such amount was allocated to the assets acquired and liabilities assumed based on their respective fair values.  The difference between the purchase price and the fair value of the assets acquired, including identifiable intangible assets, and liabilities assumed of Unipac was recorded as goodwill.

(2)	Merger with QDI

AUO completed the merger with QDI on October 1, 2006.  Under previous GAAP, the merger was accounted for using the purchase method of accounting.  Under US GAAP, the merger was accounted for in accordance with FASB Accounting Standards Codification (“ASC”) Topic 805, “Business combinations”, using the purchase method of accounting.  Under purchase accounting, the aggregate purchase price was determined based on the market value of shares issued, direct transaction costs incurred, and the fair value of outstanding vested QDI employee stock options assumed as of the acquisition date.  The aggregate purchase price was allocated to QDI’s net tangible and intangible assets and liabilities based upon their estimated fair value as of October 1, 2006.  The excess purchase price over the value of the net identifiable tangible and intangible assets was recorded as goodwill.  There were no material differences identified in the accounting for the merger with QDI.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(3)	Acquisition of M. Setek

The Company made an initial equity investment in M. Setek in June 2009.  Under previous GAAP, the acquisition was accounted for using the purchase method of accounting.  The effect of potential voting rights is considered in assessing whether a company can control an investee.  Consequently, the Company was required to consolidate M. Setek in the Company’s consolidated financial statements from August 31, 2009 for previous GAAP purposes.

Under US GAAP, effective from October 1, 2009, management determined that the Company had a controlling financial interest in M. Setek, and therefore M. Setek is included in the Company’s consolidated financial statements from October 1, 2009 for US GAAP purposes.  The acquisition of the controlling financial interest in M. Setek was accounted for in accordance with FASB ASC Topic 805 using the acquisition method of accounting.  The identifiable assets acquired, the liabilities assumed, and noncontrolling interests in M. Setek, were recognized and measured at acquisition-date fair values.  There were no intangible assets identified by management in the purchase price allocation process.

(4)	Acquisition of AUST

On July 1, 2010, the Company acquired 100% of the outstanding common shares of AFPD Pte., Ltd. (“AUST”), a Singapore company. The Company accounted for this purchase using the acquisition method. The sum of the fair value of identifiable net assets acquired exceeded the purchase price.

Under US GAAP, management reassessed whether it had correctly identified all of the assets acquired and all of the liabilities assumed.  Further, management reviewed the procedures used to measure the fair values of the identifiable assets acquired and liabilities assumed.  Management concluded that all acquired assets and all liabilities assumed were properly identified and that the valuation procedures and resulting fair value measures were appropriate.  Consequently, the Company recognized a bargain purchase gain of $10,515 thousand at the acquisition date for US GAAP purposes.

Under previous GAAP, the bargain purchase gain is further deducted from the carrying amount of non-current assets.

(5)	Acquisition of AUKS

On October 14, 2011, the Company joint ventured with Kunshan Economic and Technical Development Zone Assets Operation Co., Ltd., to invest AU Optronics (Kunshan) Co., Ltd. (“AUKS”) through AULB, in which AULB held 49% ownership interests.  Because the Company has a majority voting interest, AUKS has been included in the Company’s consolidated financial statements since that date.  The Company accounted for this purchase using the acquisition method. The sum of the fair value of identifiable net assets acquired exceeded the purchase price.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

As a result, under US GAAP, management reassessed whether it had correctly identified all of the assets acquired and all of the liabilities assumed.  Further, management reviewed the procedures used to measure the fair values of the identifiable assets acquired, the liabilities assumed and the noncontrolling interests in AUKS.  Management concluded that all acquired assets and all liabilities assumed were properly identified and that the valuation procedures and resulting fair value measures were appropriate.  Consequently, the Company recognized a bargain purchase gain of $37,875 thousand at the acquisition date for US GAAP purposes.

Under previous GAAP, the bargain purchase gain is further deducted from the carrying amount of non-current assets.

(b)	Noncontrolling interests

The Company elected not to apply TIFRS retrospectively to past business combinations and does not restate any past business combination to comply with IFRS 3. Consequently, the balance of non-controlling interests under previous GAAP is not changed at the date of transition.

Under previous GAAP, upon the sale of equity-method investment, the difference between the selling price and carrying amount of the investment at the date of sale is recognized as an investment gain or loss.

Under US GAAP, noncontrolling interests are classified in the consolidated statements of operations as part of consolidated net earnings and the accumulated amount of noncontrolling interests are included in the consolidated balance sheets as part of stockholders’ equity.  Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary will be accounted for as equity transactions in the consolidated financial statements.  However, if a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are re-measured with the gain or loss reported in net earnings.

(c)	Investments in equity-accounted investees and other-than-temporary impairment

The Company elected not to apply TIFRS retrospectively to past business combinations and such exemption applied equally to acquisitions of investments in associates and interests in joint ventures that occurred prior to the date of transition.  At the transition date, the Company measures related investments at deemed cost from previous GAAP carrying amount.

If an investee company issues new shares and an investor company does not acquire new shares in proportion to its original ownership percentage, the investor company’s equity in the investee company’s net assets will be changed.  Under previous GAAP, the change in the equity interest is adjusted to capital surplus and long-term investment.  If the investor company’s capital surplus is insufficient to offset the adjustment to long-term investment, the difference is charged to retained earnings.  Under US GAAP, subsequent investment is treated as a step acquisition, and additional consideration is allocated to the incremental pro rata share of the fair value of assets and liabilities acquired.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

Under previous GAAP, an equity-accounted investee is considered to be impaired if there is objective evidence of impairment as a result of one or more events that had occurred as of the reporting date indicating that the recoverable amount is below the carrying amount of the investment.  Impairment is assessed at the individual security level.  The recoverable amount is determined based on one of the two following approaches: (1) the discounted expected future net cash flows from the investee company; or (2) the combination of expected cash dividends from the investee company and the discounted cash flows from the ultimate disposal of the investment.  The impairment loss is recorded in profit or loss.  If the recoverable amount increases in the future period, the amount previously recognized as impairment loss could be reversed and recognized as a gain in profit or loss.

Under US GAAP, impairment of an equity-accounted investee is recognized if such impairment is other-than-temporary.  The amount of the impairment loss is calculated by reference to the excess of the carrying value of the equity-accounted investee over its fair value.  For equity-accounted investees in publicly traded equity securities, fair value is determined by reference to the quoted market price at the measurement date.  In addition, an impairment loss that is recognized cannot be reversed subsequently.

In 2011, the Company’s investment in Qisda experienced significant declines in market value.  Considering primarily the length of time and the extent to which the market value (based on quoted share price) was less than the carrying amount of the investment, management concluded that this impairment was other-than-temporary at December 31, 2011, for US GAAP purposes.  As a result, the Company recognized an impairment loss of $1,801,856 thousand related to its investment in Qisda in 2011.  In the fourth quarter of 2012, the Company recognized an impairment loss for Qisda under previous GAAP in the amount of $827,344 thousand.  Such impairment of the investment in Qisda was recognized in 2011 under US GAAP.

In 2012, the Company’s investment in Forhouse experienced significant declines in market value.  Considering primarily the length of time and the extent to which the market value (based on quoted share price) was less than the carrying amount of the investment, management concluded that this impairment was other-than-temporary at December 31, 2012, for US GAAP purposes.  As a result, the Company recognized an impairment loss of $506,287 thousand related to its investment in Forhouse in the fourth quarter of 2012.

The Company initially recognized deferred credit in the amount of $966,600 thousand for its contribution of technology to AUSP. Under US GAAP, the remaining $621,386 thousand, $655,907 thousand, $759,472 thousand, and $793,993 thousand, as of March 31, 2013, and December 31, March 31, and January 1, 2012 were reclassified as a reduction to the carrying amount of the equity-accounted investment in AUSP. This remaining amount will continue to be amortized into earnings.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(d)	Depreciation of buildings

Under TIFRS, the Company depreciates buildings over 20 to 50 years in accordance with the estimated useful lives and also by reference to the local tax regulation.  Under US GAAP, buildings are depreciated over their estimated useful lives.  Effective 1 January 2012, the Company extended the estimates of the useful lives of certain buildings for US GAAP purposes by an additional leasing term of 20 years in connection the Company’s intention and ability to renew the respective land leases in which these buildings are located.  This change in estimate reduced the Company’s US GAAP depreciation expense by $700,155 thousand or the basic share by $0.08 for the three-month periods ended March 31, 2012.

(e)	Research and development expense

Under TIFRS, internal research expenditure is expensed as incurred but internal development expenditure is capitalized if specific criteria are met from the date that the Company is able to demonstrate follows:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	its intention to complete the intangible asset and use or sell it;
•	its ability to use or sell the intangible asset;
•	the probability that the intangible asset will generate probable future economic benefits;
•	the availability of adequate technical, financial and other resources to complete the development project; and
•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

These capitalization criteria are applied to all internally developed intangible assets. Under US GAAP, both internal research and development expenditure is expensed as incurred.

Due to no development costs met all the criteria above, there was no capitalization of development costs as of March 31, 2013, and December 31, March 31, and January 1, 2012.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(f)	Impairment of long-lived assets

Under TIFRS and US GAAP, long-lived assets (excluding goodwill and other indefinite lived assets) are evaluated for impairment whenever events and changes in circumstances indicate that an asset or asset group may be impaired and the carrying amounts of these assets may not be recoverable.  An asset or asset group is based on the lowest level of identifiable cash flows.  Under TIFRS, a cash-generating unit ("CGU") is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The Company determines whether an asset or a CGU is impaired by comparing the carrying amount of the asset or CGU to its recoverable amount, which is the higher of the asset’s net fair value or the value in use determined by the future discounted cash flows to be generated by the asset or CGU and recognize an impairment loss, if any, to the extent that its carrying amount exceeds its recoverable amount. If there is evidence that impairment losses recognized previously no longer exists, or has diminished, and the recoverable amount of the long-lived assets increases because of an increase in the asset’s estimated service potential, the amount of loss may be reversed to the extent that the resulting carrying value should not exceed the carrying value had no impairment loss been recognized in prior years. Under US GAAP, the Company compares the carrying amount of an asset or asset group with its undiscounted cash flows to evaluate whether the asset or asset group is impaired and recognize an impairment loss equal to the excess of the carrying amount over its estimated fair value derived from discounted cash flows analysis.  Such impairment cannot be reversed.  Impairment losses of long-lived assets are classified as operating expenses under US GAAP and non-operating expenses under TIFRS.

Under TIFRS, the Company recorded impairment charges of $2.85 billion in the fourth quarter of 2012 to write down the carrying value of its long-lived assets in the solar business CGU, excluding goodwill, to its estimated value in use. Under US GAAP, the undiscounted cash flows exceeded the carrying value of the solar asset group.  Consequently, no impairment charge was recognized for this asset group in 2012.

(g)	Earnings (loss) per common share (EPS)

Under TIFRS, basic EPS are computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year.  Diluted EPS are computed by taking into account the basic EPS and additional common shares that would have been outstanding if the potential dilutive share equivalents had been issued.  The net income (loss) is also adjusted for the interest and other income or expense derived from any underlying dilutive share equivalents.  The weighted-average outstanding shares are retroactively adjusted for the effects of stock dividends transferred from retained earnings and capital surplus to common stock.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

Under TIFRS, the weighted-average number of common shares outstanding during the year in computing diluted EPS is adjusted to include the effects of dilutive potential common stock related to employee bonuses, assuming the employee bonuses were to be distributed entirely by way of stock bonuses.  Under US GAAP, the employee bonuses are estimated based on the minimum cash value to be paid, as management is unable to estimate the fair value of the stock award, if any, if the arrangement requires the payment in shares.  Due to the contingent nature of employee stock bonuses, they are not included in the diluted EPS calculation.

(h)	Income taxes

The statutory income tax rate in the Republic of China is 17% and an additional 10% corporation income tax is imposed but only to the extent that earnings is not distributed before the end of the subsequent year.  The additional income tax, or the undistributed earnings surtax, is determined in the subsequent year when the distribution plan relating to earnings attributable to the preceding year is approved by the Company’s stockholders.  The actual payment of the undistributed earnings surtax will then become due and payable in the year following the finalization of the distribution plan.

Once the 10% tax is determined, the Company will not be entitled to any additional credit or refund, even if the current year’s undistributed earnings on which such tax was based are distributed in future years, in which case the stockholders, but not the Company, can claim an income tax credit.

Under TIFRS, the undistributed earnings surtax is recorded as tax expense in the period during which the stockholders approve the amount of the earnings distribution.  For US GAAP purposes, the 10% tax on unappropriated earnings is accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following years.  For US GAAP purpose, the tax rate used by the Company to measure its income tax expenses by using effective rate was 24.47%.

Under US GAAP, management considered that the cumulative losses in recent years is a significant piece of negative evidence that could not be overcome. Consequently, valuation allowances were recognized for substantially all of the deferred tax assets at March 31, 2013, and December 31, March 31, and January 1, 2012.

Under TIFRS, a deferred tax asset is recognized to the extent that it is probable that it will be realized, a net approach.  Under US GAAP, all deferred tax assets are recognized and a valuation allowance is recognized to the extent that it is more likely than not that the deferred tax assets will not be realized, a gross approach.

Under TIFRS, deferred tax assets and liabilities are classified as non-current in a consolidated balance sheet. Under US GAAP, deferred tax assets and liabilities, but not the valuation allowance, are classified as either current or non-current in the consolidated balance sheet according to the classification of the related asset or liability.  The valuation allowance is allocated against current and non-current deferred tax assets for the relevant tax jurisdiction on a pro rata basis.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

TIFRS does not include specific guidance on income tax exposures (uncertain tax positions). The general provisions of the income taxes standard apply. US GAAP has specific guidance on the recognition of uncertain tax positions (income tax exposures). The benefits of uncertain tax positions are recognized only if it is more likely than not that the positions are sustainable based on their technical merits. For tax positions that are more likely than not of being sustained, the largest amount of tax benefit that is greater than 50 percent likely of being realized on settlement is recognized.

(i)	Goodwill

Goodwill is subject to an annual impairment test or more frequently whenever events and circumstances change indicating the goodwill may be impaired.  The Company performs its annual impairment review of goodwill at June 30 and when a triggering event occurs between annual impairment test dates.

Under TIFRS, management’s assessment of impairment includes identifying the cash- generating unit (“CGU”), determining the recoverable amount of the CGU and comparing the recoverable amount with the carrying value of CGU.  The recoverable amount is the higher of the value in use (discounted entity specific future cash flows) and the fair value less costs to sell.  If the recoverable amount of the CGU is lower than the carrying amount of the CGU, an impairment loss is recognized for goodwill first until it is reduced to zero.  Any remaining impairment is then allocated to other long-lived assets.

The Company has determined that it has two CGUs under TIFRS, and two reporting units under US GAAP, which are display business unit and solar business unit, for purposes of testing goodwill for impairment.  Under US GAAP, pursuant to FASB ASC Topic 350, “Intangibles–Goodwill and others”, impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value.  Under US GAAP, the goodwill impairment test is a two-step test.

The first step, the Company compares the fair value of each reporting unit with its carrying amount on a US GAAP basis on the impairment evaluation date to determine if goodwill is potentially impaired.  If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit, and the Company proceeds to perform step two of the impairment test (i.e., measurement).  Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.  The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill.  Unlike TIFRS, a “value in use” type of measurement in not acceptable in determining fair value of the report unit.  Under US GAAP, fair value of the reporting unit is the price that would be received to sell the reporting unit in an orderly transaction between market participants at the measurement based on market participant assumptions utilizing observable inputs to the extent possible.  The Company determines the fair value under US GAAP of the reporting unit using a discounted cash flow approach based on market participant assumptions.  If the fair value

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

of the reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired; therefore, step two test is unnecessary.

Goodwill impairment is reported as an operating expense under US GAAP and it is reported as a non-operating expense under TIFRS.

The Company entered the solar business with its acquisition of M. Setek in October, 2009.  The acquisition resulted in the recognition of a gain on bargain purchase under US GAAP and no goodwill was recognized.  Therefore, there is no need to test the solar reporting unit for goodwill impairment because there is no goodwill allocated to it.

The Company performed its annual goodwill impairment test at June 30, 2012 to evaluate the potential impairment of the goodwill of the display reporting unit. The Company estimated the fair value of the display and solar business reporting units by using the discounted cash flow approach, which uses Level 3 inputs of the fair value hierarchy.  Unobservable inputs include discount rates, terminal year growth rates and others.  In addition, for the purpose of analyzing the reasonableness of the fair value deriving from the discounted cash flow approach, the Company also compared the aggregate sum of the fair value measurements of its display and solar reporting units to its market capitalization at June 30, 2012 based on the quoted market price of the Company’s shares, adjusted it by an appropriate control premium. Management believes the control premium represents the additional amount that a buyer would be willing to pay to obtain a controlling voting interest in the Company as a result of the ability to take advantage of synergies and other benefits.  To determine an appropriate control premium, references were made to recent and comparable merger and acquisition transactions in the high-tech electronics industry. Based on management’s assessments, the estimated fair value of the display reporting unit exceeded its carrying amount approximately by 10.6% at June 30, 2012. Therefore, management concluded that goodwill was not impaired for the display reporting unit, and step two of the goodwill impairment test was not necessary.

(j)	Potential antitrust loss

Under TIFRS, a provision is recognized for a legal or constructive obligation arising from a past event, if there is a probable outflow of resources and the amount can be estimated reliably.  “Probable” in this context means more likely than not. If there is a continuous range of equally possible outcomes for a single event, then the obligation is measured at the mid-point in the range.

Under US GAAP, a contingency (provision) is recognized if it is probable that a liability has been incurred and the amount is reasonably estimable.  However, unlike TIFRS, “probable” in this context means likely to occur, which is a higher recognition threshold than TIFRS.  If no amount within a range is a better estimate than any other, then the obligation is measured at the low end of the range.

Under TIFRS, the provision for potential antitrust losses is recognized in the condensed consolidated statement of comprehensive income as a non-operating expense.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

Under US GAAP, the provision for potential antitrust losses is recognized in the condensed consolidated statement of operations as an operating expense.

(k)	US GAAP reconciliations

(1)	Reconciliation of consolidated net loss attributable to stockholders of AU Optronics Corp.

	For the three-month periods ended March 31,
	2013	2012
	(in thousands, except for per share data)
Net loss attributable to stockholders of AU Optronics Corp., TIFRS	$(3,173,479)	(13,590,055)
US GAAP adjustments:
a) Purchase method of accounting for acquisition of Unipac
- Depreciation	(4,906)	(97,886)
d) Depreciation of buildings and others	(82,199)	(17,293)
h) Tax effect of US GAAP adjustments	29,301	28,208
h) Valuation allowance for deferred tax assets related to US GAAP adjustments	(44,154)	(454,801)
h) 10% surtax on undistributed retained earnings and others	-	(481,826)
Net loss attributable to stockholders of AU Optronics Corp., US GAAP	$(3,275,437)	(14,613,653)

Earnings (loss) per share:
Basic	$(0.37)	(1.66)
Diluted	$(0.37)	(1.66)
Weighted-average number of shares outstanding (in thousands):
Basic	8,827,046	8,827,046
Diluted	8,827,046	8,827,046

(2)	Reconciliation of consolidated equity attributable to stockholders of AU Optronics Corp.:

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)
Equity attributable to stockholders of AU Optronics Corp., TIFRS	$145,780,238	189,361,530
a) Purchase method of accounting for acquisition of Unipac
-Goodwill	10,946,732	10,946,732
-Other assets	(599,055)	(300,491)
Acquisition method of accounting for acquisition of M. Setek
-Impairment loss	653,609	653,609
-Re-measurement loss	(1,445,660)	(1,445,660)
-Gain on bargain purchase	162,682	162,682

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)
Acquisition method of accounting for other	90,951	89,489
c) Subsidiaries and long-term equity investments
-Adjustment for changes in investees’ equity	3,254,934	3,138,257
-Deconsolidation of subsidiary	359,902	359,902
-Impairment of equity investee	(3,342,420)	(3,730,565)
c) Cumulative translation adjustments	(173,226)	(4,161)
d) Accumulated depreciation of buildings and adjustment to land costs	(13,920,358)	(13,802,784)
f) Reversal of impairment of long-lived assets	2,335,243	-
h) Income tax assets and liabilities	(14,531,005)	(13,661,023)
Equity attributable to stockholders of AU Optronics Corp., US GAAP	$129,572,567	171,767,517

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(l)	US GAAP condensed consolidated financial statement information

(1)	Condensed consolidated balance sheets

	March 31, 2013	December 31, 2012	March 31, 2012	January 1, 2012
	(in thousands)
Assets
Current assets	$166,116,691	174,252,472	202,966,318	200,534,190
Long-term investments	13,967,530	13,273,376	14,933,779	15,314,850
Property, plant and equipment, net	295,625,829	306,270,495	338,163,000	348,452,734
Goodwill and intangible assets	25,674,278	25,879,630	26,045,929	26,199,253
Other assets	4,014,534	4,017,012	4,131,280	4,559,681
Total Assets	$505,398,862	523,692,985	586,240,306	595,060,708

Liabilities and Equity
Current liabilities	$183,341,610	192,297,732	193,747,495	205,026,818
Long-term liabilities	179,161,072	186,849,844	205,519,119	187,559,221
Equity attributable to stockholders of AU Optronics Corp.	129,572,567	131,348,486	171,767,517	187,658,681
Non-controlling interests	13,323,613	13,196,923	15,206,175	14,815,988
Total Liabilities and Equity	$505,398,862	523,692,985	586,240,306	595,060,708

(2)	Condensed consolidated statements of operations

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)
Net revenue	$94,244,179	81,101,650
Cost of sales	89,823,225	88,612,069
Gross profit (loss)	4,420,954	(7,510,419)
Operating expenses	7,094,507	6,332,715
Operating loss	(2,673,553)	(13,843,134)
Non-operating expenses, net	(656,527)	(324,915)
Loss before income taxes	(3,330,080)	(14,168,049)
Income tax expense	102,889	640,945
Net loss	(3,432,969)	(14,808,994)
Less net loss attributable to non-controlling interests	(157,532)	(195,341)
Net loss attributable to stockholders of AU Optronics Corp.	$(3,275,437)	(14,613,653)

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(3)	Condensed consolidated statements of comprehensive income (loss) under US GAAP

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)
Net loss attributable to stockholders of AU Optronics Corp.	$(3,275,437)	(14,613,653)
Other comprehensive income (loss), net of tax:
Derivative and hedging activities	12,374	48,003
Unrealized gains (losses) on securities	58,638	(167,493)
Cumulative translation adjustments	1,143,307	(841,898)
Other comprehensive income (loss), net of tax	1,214,319	(961,388)
Comprehensive loss attributable to stockholders of AU Optronics Corp.	$(2,061,118)	(15,575,041)

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)
Net loss attributable to noncontrolling interests	$(157,532)	(195,341)
Other comprehensive income (loss), net of tax:
Unrealized gains on securities	399	737
Cumulative translation adjustments	242,480	(140,077)
Other comprehensive income (loss), net of tax	242,879	(139,340)
Comprehensive income (loss) attributable to noncontrolling interests	$85,347	(334,681)

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(4)	Changes in equity attributable to AU Optronics Corp., noncontrolling interests and total equity under US GAAP

	Equity attributable to AU Optronics Corp.	Noncontrolling interests	Total equity
	(in thousands)
Balance at January 1, 2012	$187,658,681	14,815,988	202,474,669
Proceeds from subsidiaries capital increase	-	752,142	752,142
Other changes in equity	(316,123)	(27,274)	(343,397)
Comprehensive income (loss):
Net loss	(14,613,653)	(195,341)	(14,808,994)
Other comprehensive income (loss), net of tax:
Derivative and hedging activities	48,003	-	48,003
Unrealized gains (losses) on securities	(167,493)	737	(166,756)
Cumulative translation adjustments	(841,898)	(140,077)	(981,975)
Total comprehensive loss	(15,575,041)	(334,681)	(15,909,722)
Balance at March 31, 2012	$171,767,517	15,206,175	186,973,692

Balance at January 1, 2013	$131,348,486	13,196,923	144,545,409
Other changes in equity	285,199	41,343	326,542
Comprehensive income (loss):
Net loss	(3,275,437)	(157,532)	(3,432,969)
Other comprehensive income (loss), net of tax:
Derivative and hedging activities	12,374	-	12,374
Unrealized gains on securities	58,638	399	59,037
Cumulative translation adjustments	1,143,307	242,480	1,385,787
Total comprehensive income (loss)	(2,061,118)	85,347	(1,975,771)
Balance at March 31, 2013	$129,572,567	13,323,613	142,896,180

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(5)	Condensed consolidated statements of cash flows

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)
Net cash provided by (used in):
Operating activities	$1,862,903	(13,354,033)
Investing activities	(7,235,409)	(14,854,383)
Financing activities	(6,608,123)	22,239,841
Effect of exchange rate change on cash and cash equivalents	300,595	249,852
Net change in cash and cash equivalents	(11,680,034)	(5,718,723)
Cash and cash equivalents at beginning of period	76,655,675	90,053,268
Cash and cash equivalents at end of period	$64,975,641	84,334,545

(m)	Additional US GAAP disclosure

(1)	Available-for-sale securities

The Company holds marketable securities that are classified as available-for-sale securities.  Information on available-for-sale securities held at each reporting period is as follows:

			Total unrealized	Total unrealized
	Cost*	Fair value	gains	losses
		(in thousands)
Long-term investments:
As of March 31, 2013	$196,025	233,080	45,269	8,214
As of December 31, 2012	196,410	235,134	39,119	395
As of March 31, 2012	320,210	307,310	25,470	38,370
As of January 1, 2012	447,318	436,774	124,913	135,457

*
Cost basis as of March 31, 2013, and December 31, March 31, and January 1, 2012, reflects the impact of the other-than-temporary impairment loss of nil, $123,407 thousand, nil, and $60,307 thousand, which resulted in a new cost basis of the related available-for-sale securities.

Gross unrealized losses on available-for-sale securities for which other-than-temporary impairment has not been recognized at March 31, 2013, and December 31, March 31, and January 1, 2012, relate to investments that had been in a continuous unrealized loss position for less than 12 months.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

Information on the sale of available-for-sale securities for the three-month periods ended March 31, 2013 and 2012 is summarized as follows.  The costs of the securities sold were determined on a weighted-average basis.

	Proceeds	Gross realized	Gross realized
	from sales	gains	losses
(in thousands)
For the three-month period ended March 31, 2013	$-	-	-
For the three-month period ended March 31, 2012	$291,236	146,487	-

(2)	Income taxes

Under US GAAP, cumulative losses in recent years is a significant piece of negative evidence which is difficult to overcome with projections of future operating profits for the purpose of determining the valuation allowance for deferred income tax assets. As a result, as of March 31, 2013, and December 31, March 31, and January 1, 2012, AUO recorded full valuation allowances against its net deferred tax assets, excluding deferred tax liability from goodwill, in the amount of $40,023,970 thousand, $40,023,970 thousand, $35,553,256 thousand, and $ 35,098,455 thousand, respectively.

(i)	The sources of income (loss) before taxes are summarized as follows:

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)

Domestic operations	$(2,087,215)	(13,164,761)
Foreign operations	(1,242,865)	(1,003,288)
	$(3,330,080)	(14,168,049)

(ii)	Summary of total income taxes (benefit):

The total income taxes for the three-month periods ended March 31, 2013 and 2012 were allocated as follows:

	For the three-month periods ended March 31,
	2013	2012
	(in thousands)
Income tax expense from continuing operations	$102,889	640,945
Other comprehensive income	248,222	(164,392)
Total income taxes	$351,111	476,553

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(3)	Property, plant and equipment

As of March 31, 2013, and December 31, March 31, and January 1, 2012, the components of property, plant and equipment were as follows:

	March 31, 2013
	Cost	Accumulated depreciation	Carrying amount
		(in thousands)
Land	$9,086,077	-	9,086,077
Buildings	126,440,017	(38,671,690)	87,768,327
Machinery and equipment	740,845,646	(571,816,333)	169,029,313
Other equipment and general assets	71,004,516	(63,643,527)	7,360,989
Construction in progress	9,597,548	-	9,597,548
Prepayments for purchases of land and equipment	12,783,575	-	12,783,575
	$969,757,379	(674,131,550)	295,625,829

	December 31, 2012
	Cost	Accumulated depreciation	Carrying amount
		(in thousands)
Land	$9,163,769	-	9,163,769
Buildings	125,644,049	(37,825,410)	87,818,639
Machinery and equipment	734,790,323	(557,482,143)	177,308,180
Other equipment and general assets	70,176,203	(62,533,169)	7,643,034
Construction in progress	9,332,931	-	9,332,931
Prepayments for purchases of land and equipment	15,003,942	-	15,003,942
	$964,111,217	(657,840,722)	306,270,495

	March 31, 2012
	Cost	Accumulated depreciation	Carrying amount
		(in thousands)
Land	$9,254,974	-	9,254,974
Buildings	122,393,170	(35,742,149)	86,651,021
Machinery and equipment	731,789,521	(525,938,762)	205,850,759
Other equipment and general assets	62,529,363	(55,602,537)	6,926,826
Construction in progress	9,776,061	-	9,776,061
Prepayments for purchases of land and equipment	19,703,359	-	19,703,359
	$955,446,448	(617,283,448)	338,163,000

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

	December 31, 2011
	Cost	Accumulated depreciation	Carrying amount
		(in thousands)
Land	$9,385,200	-	9,385,200
Buildings	123,369,332	(34,948,752)	88,420,580
Machinery and equipment	728,308,445	(512,883,397)	215,425,048
Other equipment and general assets	61,679,902	(54,723,053)	6,956,849
Construction in progress	8,279,012	-	8,279,012
Prepayments for purchases of land and equipment	19,986,045	-	19,986,045
	$951,007,936	(602,555,202)	348,452,734

(4)	The changes in the components of accumulated other comprehensive income (loss) attributable to AU Optronics Corp. were as follows:

	Derivative and hedging activities	Unrealized gains (losses) on securities	Cumulative translation adjustments	Defined benefit plan	Accumulated other comprehensive income (loss)
	(in thousands)

Balance at January 1, 2012	$(63,881)	74,530	2,012,616	(624,936)	1,398,329
Net current-period change	48,003	(167,493)	(841,898)	-	(961,388)
Balance at March 31, 2012	$(15,878)	(92,963)	1,170,718	(624,936)	436,941

Balance at January 1, 2013	$47,900	112,170	925,533	(914,838)	170,765
Net current-period change	12,374	58,638	1,143,307	-	1,214,319
Balance at March 31, 2013	$60,274	170,808	2,068,840	(914,838)	1,385,084

(5)	Basic and diluted earnings (loss) per share

Basic earnings (loss) per share for three-month periods ended March 31, 2013 and 2012 were computed as follows:

	For the three-month periods ended March 31,
	2013	2012
	(in thousands, except for per share data)
Net loss attributable to stockholders of AU Optronics Corp.	$(3,275,437)	(14,613,653)
Weighted-average number of shares outstanding during the period	8,827,046	8,827,046
Basic earnings (loss) per share:	$(0.37)	(1.66)

Diluted earnings per share for three-month periods ended March 31, 2013 and 2012 were not calculated due to the anti-dilutive effect of convertible bonds.

AU OPTRONICS CORP. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Interim Financial Statements

(6)	Goodwill and other intangible assets

There was no change in the carrying amount of goodwill for the periods ended March 31, 2013, and December 31, March 31, and January 1, 2012. As of March 31, 2013, and December 31, March 31, and January 1, 2012, the carrying amount of goodwill all amounted to $22,227,327 thousand.

The Company assessed the impairment of goodwill annually on June 30. As of June 30, 2012, the Company estimated the fair value of the display business reporting unit and concluded that such fair value exceeded its carrying amount, and therefore, management concluded that goodwill was not impaired and step 2 of the goodwill impairment test was not necessary. See note 41(i) for more information.

(7)	Status of financial covenants for long-term borrowings

As of April 30, 2013, we have obtained a waiver from each of relevant banks related to certain noncompliance of covenants with certain credit facilities. In addtion, one of our subsidiaries failed to comply with certain financial covenants in the agreement for one syndicated credit facility that has an outstanding amount equivalent to $4.4 billion as of April 30, 2013, for which we have submitted a waiver application to the syndicate banks for such breaches of financial covenants and have not yet obtainded a waiver.

Item 2

Discussion of Interim Financial Results as of and for
the Three-Month Period Ended March 31, 2013

The following sets forth management’s discussion and analysis of our interim financial results as of and for the three-month period ended March 31, 2013. The interim financial information as of and for the three-month period ended March 31, 2013 and the comparative financial information as of December 31, 2012 and for the three-month period ended March 31, 2012 set forth below are derived from our unaudited condensed consolidated interim financial statements as of March 31, 2013 and December 31, 2012 and for the three-month periods ended March 31, 2013 and 2012 included as Item 1 to this report on Form 6-K. Those unaudited condensed consolidated interim financial statements have been prepared in accordance International Accounting Standards No. 34 Interim Financial Reporting endorsed by the Financial Supervisory Commission (the “FSC”) of the Republic of China (the “ROC”), which are required to be adopted by applicable companies in the ROC pursuant to the Framework for Adoption of International Financial Reporting Standards by Companies in the ROC promulgated by the FSC on May 14, 2009 (“Taiwan IFRS”). Those financial statements do not include all of the information required for full annual consolidated financial statements prepared in accordance with International Financial Reporting Standards and all standards and interpretations as issued by the International Accounting Standards Board (“IFRS”).  Taiwan IFRS is different from IFRS and readers are cautioned that these differences may be significant. In addition, Taiwan IFRS differs in certain significant respects from generally accepted accounting principles in the ROC (“ROC GAAP”) and generally accepted accounting principles in the United States (“US GAAP”). Our historical financial statements for all periods prior to January 1, 2013 were prepared and published in accordance with ROC GAAP. As such, the comparative financial information as of December 31, 2012 and for the three-month period ended March 31, 2012 set forth below and included in our unaudited condensed consolidated interim financial statements may be different from previously released historical financial information.

Results of Operations

Net Revenue

Our net revenue for the three-month period ended March 31, 2013 was NT$94,244.2 million, which represented a 16.2% increase from NT$81,101.6 million for the same period in 2012. For the  three-month period ended March 31, 2013, net revenue generated from our display business and solar business were NT$90,872.3 million and NT$3,371.9 million, respectively, representing approximately 96.4% and 3.6% of our total net revenue, respectively.

Net revenue from sales of large-size panels increased 13.7% to NT$74,508.5 million for the three-month period ended March 31, 2013 from NT$65,544.8 million for the same period in 2012. This increase was primarily due to an increase in market demand for LCD TV panels.

Net revenue from sales of small- to medium-size panels increased 20.1% to NT$13,151.3 million for the three-month period ended March 31, 2013 from NT$10,949.7 million for the same period in 2012. The increase in net revenue was primarily due to an increase in demand for tablet panels.

Cost of Goods Sold

Cost of goods sold slightly increased 1.4% to NT$89,696.0 million for the three-month period ended March 31, 2013 from NT$88,471.3 million for the same period in 2012. This increase was primarily due to our increase in net revenue. The pace of increase in cost of goods sold was slower than that of net revenue primarily due to our efforts to increase production yields and enhance cost management.

Raw material and component costs increased 2.3% for the three-month period ended March 31, 2013 as compared to the same period in 2012, primarily as a result of the change in product mix.

Overhead expenses, including depreciation and amortization expenses, and direct labor increased 2.7% for the three-month period ended March 31, 2013 as compared to the same period in 2012, primarily due to increases in electricity expenses, indirect material and provision in warranty, which were partially offset by a decrease in depreciation expenses.

Gross Profit

Gross profit was NT$4,548.2 million for the three-month period ended March 31, 2013 compared to gross loss of NT$7,369.7 million for the same period in 2012. We had a positive gross margin of 4.8% for the three-month period ended March 31, 2013, compared to a negative gross margin of 9.1% for the same period in 2012. This improvement was primarily due to our efforts to strengthen our product mix, increase production yields and enhance cost management.

Operating Expenses

Operating expenses decreased 6.5% to NT$5,909.6 million for the three-month period ended March 31, 2013 from NT$6,320.1 million for the same period in 2012. This decrease was primarily due to a decrease in selling and research and development expense.

Selling expenses decreased 7.5% to NT$1,415.6 million for the three-month period ended March 31, 2013 from NT$1,530.3 million for the same period in 2012, primarily due to decreases in freight expense and professional service expenses. Selling expenses as a percentage of net revenue decreased to 1.5% for the three-month period ended March 31, 2013 from 1.9% for the same period in 2012.

General and administrative expenses decreased 4.5% to NT$2,369.9 million for the three-month period ended March 31, 2013 from NT$2,481.2 million for the same period in 2012, primarily due to a decrease in professional service expenses. General and administrative expenses as a percentage of net revenue decreased to 2.5% for the three-month period ended March 31, 2013 from 3.1% for the same period in 2012.

Research and development expenses decreased 8.0% to NT$2,124.1 million for the three-month period ended March 31, 2013 from NT$2,308.6 million for the same period in 2012 primarily due to a decrease in indirect material. Research and development expenses as a percentage of net revenue decreased to 2.3% for the three-month period ended March 31, 2013 from 2.8% for the same period in 2012.

Operating Loss and Operating Margin

As a result of the foregoing, we had operating loss of NT$1,361.4 million for the three-month period ended March 31, 2013, which represented a significant decrease from NT$13,689.8 million for the same period in 2012. Our operating margin was negative 1.4% for the three-month period ended March 31, 2013 compared to negative 16.9% for the same period in 2012. The reduction of operating loss was primarily due to our improved gross profit and decreased operating expenses between the two periods.

Under US GAAP, we had operating loss of NT$2,673.6 million for the three-month period ended March 31, 2013 compared to operating loss of NT$13,843.1 million for the same period in 2012. We had a negative operating margin of 2.8% for the three-month period ended March 31, 2013 compared to negative operating margin of 17.1% for the same period in 2012.

The primary differences in operating results under Taiwan IFRS versus US GAAP is reclassification of provision for potential litigation losses and others from non-operating expenses and losses to operating expenses.

Net Non-Operating Expenses and Losses

Net non-operating expenses and losses increased significantly to NT$1,844.0 million for the three-month period ended March 31, 2013 from NT$340.3 million for the same period in 2012. This was primarily due to an increase in provisions made for litigation losses for the three-month period ended March 31, 2013.

2

Under US GAAP, we had net non-operating expenses and losses of NT$656.5 million for the three-month period ended March 31, 2013 compared to non-operating expenses and losses of NT$324.9 million for the same period in 2012. This was primarily due to the receipt of certain insurance reimbursement for the three-month period ended March 31, 2012.

Income Tax Expense (Benefit)

Under Taiwan IFRS, we recognized an income tax expense of NT$114.3 million for the three-month period ended March 31, 2013 compared to an income tax benefit of NT$248.5 million for the same period in 2012.

Under US GAAP, we recognized an income tax expense of NT$102.9 million for the three-month period ended March 31, 2013 compared to an income tax expense of NT$640.9 million for the same period in 2012. This change was primarily due to an increase in valuation for deferred income tax assets.

Net Loss

As a result of the foregoing, we incurred a net loss of NT$3,319.6 million for the three-month period ended March 31, 2013, which represented a significant decrease from NT$13,781.5 million for the same period in 2012. Under US GAAP, we incurred net loss attributable to stockholders of AU Optronics Corp. of NT$3,275.4 million for the three-month period ended March 31, 2013, as compared to net loss attributable to stockholders of AU Optronics Corp. of NT$14,613.7 million for the same period in 2012.

Segment Information

Display business

Net revenue from our display business segment increased 15.8% to NT$90,872.3 million for the three-month period ended March 31, 2013 from NT$78,461.4 million for the same period in 2012. This increase was primarily due to a 13.7% increase and a 20.1% increase in net sales of large-size panels and small- to medium- size panels, respectively. Operating expenses in our display business segment decreased 5.4% to NT$5,576.7 million for the three-month period ended March 31, 2013 from NT$5,895.5 million for the same period in 2012, primarily due to decreases in research and development expenses and indirect material. We had operating income from our display business segment of NT$185 million for the three-month period ended March 31, 2013 compared to operating loss of NT$12,028.5 million for the same period in 2012. This change was primarily due to the increase in market demand for LCD TV panels and tablet panels, increased production yields and our enhanced cost control measures for the three-month period ended March 31, 2013.

Solar business

Net revenue from our solar business segment increased 27.7% to NT$3,371.9 million for the three-month period ended March 31, 2013 from NT$2,640.2 million for the same period in 2012, which was primarily due to an increase in shipment of solar modules and wafers. Segment operating loss decreased to NT$1,546.4 million for the three-month period ended March 31, 2013 from NT$1,661.3 million for the same period in 2012. This decrease in operating loss of the solar business segment for the three-month period ended March 31, 2013 was primarily attributable to our enhanced cost control measures.

Liquidity and Capital Resources

Our cash and cash equivalents as of March 31, 2013 were NT$64,975.6 million, which represented a 15.2% decrease compared to NT$76,655.7 million as of December 31, 2012. This decrease was primarily due to repayment of long-term borrowings and a decrease in proceeds from long-term borrowings. Our long-term borrowings, excluding current installment as of March 31, 2013, were NT$139,493.5 million, which represented a 5.4% decrease compared to NT$147,417.8 million as of December 31, 2012.

3

Cash Flows

Net cash provided by operating activities were NT$1,862.9 million for the  three-month period ended March 31, 2013 compared to net cash used in operating activities NT$13,354.0 million for the same period in 2012. This change in cash flows from operating activities was primarily due to an increase in cash collection from our ordinary operations and improved profitability.

Net cash used in investing activities were NT$7,235.4 million for the three-month period ended March 31, 2013 compared to NT$14,854.4 million for the same period in 2012. This decrease was primarily due to a decrease in capital expenditures for property, plant and equipment.

Net cash used in financing activities were NT$6,608.1 million for the  three-month period ended March 31, 2013 compared to net cash provided by financing activities of NT$22,239.8 million for the same period in 2012. This decrease was primarily due to a decrease in proceeds from long-term borrowings.

4